     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996

                                                       REGISTRATION NO. 333-4440
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                            EMPIRE OF CAROLINA, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                            3944                           13-2999480
(State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
              of                   Classification Code Number)         Identification Number)
      incorporation or
        organization)

                             5150 LINTON BOULEVARD
                          DELRAY BEACH, FLORIDA 33484
                                 (407) 498-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 STEVEN GELLER
                            CHIEF EXECUTIVE OFFICER
                            EMPIRE OF CAROLINA, INC.
                             5150 LINTON BOULEVARD
                          DELRAY BEACH, FLORIDA 33484
                                 (407) 498-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

       MICHAEL M. FROY                  KENNETH G. KOLMIN                 ALAN G. BERKSHIRE
SONNENSCHEIN NATH & ROSENTHAL          SCHWARTZ & FREEMAN                 KIRKLAND & ELLIS
      8000 SEARS TOWER               401 N. MICHIGAN AVENUE             200 E. RANDOLPH DRIVE
      CHICAGO, IL 60606                 CHICAGO, IL 60611                 CHICAGO, IL 60601
       (312) 876-8000                    (312) 222-0800                    (312) 861-2000

                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. / /
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                                      PROPOSED MAXIMUM
       TITLE OF EACH CLASS                           PROPOSED MAXIMUM     AGGREGATE       AMOUNT OF
          OF SECURITIES               AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
        TO BE REGISTERED             REGISTERED(1)     PER SHARE(2)    PRICE(1)(2)(3)       FEE(3)
- -------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value.....   4,198,234 shares      $14.81         $54,108,785       $18,659
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------



(1) Includes 547,595 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and (c) under the Securities Act of 1933, as amended.

(3) Based on a maximum offering price per share of $13.00 (as set forth in the initial filing of this Registration Statement) with respect to 3,697,633 shares, $12.00 (the average of the high and low prices reported for the Common Stock on the American Stock Exchange on May 23, 1996) with respect to 489,101 shares and $14.81 (the average of the high and low prices reported for the Common Stock on the American Stock Exchange on June 13, 1996) with respect to 11,500 shares. Of the $18,659 registration fee, $16,576 was paid upon the initial filing of this Registration Statement and $2,024 was paid upon the filing of Amendment No. 1 to this Registration Statement.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            EMPIRE OF CAROLINA, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

            FORM S-1 ITEM NUMBER AND CAPTION            CAPTION OR LOCATION IN PROSPECTUS
       ------------------------------------------   ------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front and Outside Back Cover Pages
 3.    Summary Information; Risk Factors; Ratio
       of Earnings to Fixed Charges..............   Outside Front Cover Page; Prospectus
                                                    Summary; Risk Factors
 4.    Use of Proceeds...........................   Use of Proceeds
 5.    Determination of Offering Price...........   Not applicable
 6.    Dilution..................................   Not applicable
 7.    Selling Security Holders..................   Principal and Selling Stockholders
 8.    Plan of Distribution......................   Outside Front Cover Page; Underwriting
 9.    Description of Securities to be
       Registered................................   Description of Capital Stock
10.    Interest of Named Experts and Counsel.....   Not applicable
11.    Information with Respect to the
       Registrant................................   Prospectus Summary; Risk Factors; Recent
                                                    Events; Common Stock Price Range and
                                                    Dividend Policy; Use of Proceeds;
                                                    Capitalization; Selected Consolidated
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Business;
                                                    Management; Principal and Selling
                                                    Stockholders; Description of Capital
                                                    Stock; Consolidated Financial Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................   Not applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 17, 1996

PROSPECTUS


                                3,650,639 SHARES


                                 [EMPIRE LOGO]
                                  COMMON STOCK


     Of the 3,650,639 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Empire of Carolina, Inc. and 2,150,639 shares are being sold by the Selling Stockholders, including 333,333 outstanding shares obtainable upon the exercise of an option being sold to the Underwriters by a Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.



     The Common Stock is traded on the American Stock Exchange under the symbol "EMP." On June 14, 1996, the closing sale price for the Common Stock on the American Stock Exchange was $14.88 per share. See "Common Stock Price Range and Dividend Policy."


      SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)    STOCKHOLDERS(2)(3)
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
Total(4)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------


(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company and a Selling Stockholder estimated at $650,000.


(3) One of the Selling Stockholders is selling to the Underwriters an option, granted by another Selling Stockholder, to purchase an aggregate of 333,333 shares of Common Stock at a price per underlying share equal to the price per share to the public less the sum of the per share underwriting discount and per share exercise price of such option. The Underwriters will exercise such option by payment to the other Selling Stockholder of the exercise price therefor (which amount is included in proceeds to Selling Stockholders) and will sell each share received upon such exercise to the public at the per share price to public.



(4) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 547,595 shares of Common Stock in the aggregate solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          , $          , $          , and $          ,
    respectively.


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for
the shares of Common Stock will be made on or about           , 1996.

WILLIAM BLAIR & COMPANY                        GERARD KLAUER MATTISON & CO., LLC

                  THE DATE OF THIS PROSPECTUS IS        , 1996

                         ------------------------------

                                GRAPHIC APPENDIX
     The inside front cover of the Prospectus is comprised of a three-page gatefold containing a series of multi-colored pictures of certain toys and decorative holiday products manufactured by the Company. The pictures depict: a Grand Champions(R) collectible horse, a Buddy L(R) truck, a Big Wheel(R) ride-on, Power Drivers(R) battery-powered ride-on and plastic decorative holiday products. The pictures on the two inside gatefold pages depict a Power Drivers(R) battery-powered ride-on, a Snow Works(TM) plastic sled, a Grand Champions(R) collectible horse, Buddy L(R) vehicles, plastic games and holiday products. Across the top of the inside front cover page are the words "EMPIRE(R)...POWER DRIVERS(TM)..." and across the top of the two inside gatefold pages are the words "EMPIRE(R)...POWER DRIVERS(R)...SNOW WORKS(TM)...GRAND CHAMPIONS(R)... BIG WHEEL(R)...BUDDY L(R)..."
     Across the bottom of the inside front cover page are the following legends:
     The Company intends to furnish its stockholders with annual reports containing audited financial statements with a report thereon by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The inside back cover of the Prospectus contains a series of multi-colored pictures of the Company's Tarboro, North Carolina manufacturing and warehouse facility. An aerial overview of the Tarboro facility is depicted, with four pictures of certain equipment and the control panels of certain machines used in the Company's operations overlaying portions of the aerial overview picture of the Tarboro facility. Across the top of the inside back cover are the words "CROCODILE MILE(R)...HOLIDAY...MANUFACTURING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Empire of Carolina, Inc. designs, manufactures and markets a broad variety of toys and plastic decorative holiday products. The Company manages its business through four strategic business units ("SBUs") which are accountable for specific product categories: (i) ride-on products including Big Wheel(R) and Power Driver(R) brands; (ii) outdoor activities and games such as Snow Works(TM) winter sleds and Water Works(TM) water slides and pools (including Crocodile Mile(R) water slides); (iii) girls and boys toys featuring Buddy L(R) cars, trucks and other vehicles and Grand Champions(R) collectible horses; and (iv) holiday products featuring plastic decorative holiday display items, including the recently introduced Light Toppers(TM) outdoor lighting add-ons. The Company believes that it is the market share leader in non-powered ride-ons and in plastic water slides, winter sleds, collectible horses and outdoor decorative holiday products.

     Empire has been a toy manufacturer for approximately 40 years. The Company's business experienced significant change in 1993 when substantial non-toy operations were sold, and since mid-1994 the Company has undergone a change of control and management, established a new business strategy, and effected two acquisitions which added established core toy product lines to the Company's business. Following the divestitures of non-toy businesses, Empire's operations were focused on its toy business, including the Big Wheel(R) non-powered ride-on product line which has been sold throughout the United States since 1970, and its plastic decorative holiday products business. In the third quarter of 1994, current principal stockholders of the Company, led by Steven Geller, the current Chairman and Chief Executive Officer of the Company, acquired control of Empire as a base from which to build a diversified toy and plastic products manufacturing company. In October 1994, Empire acquired Marchon, Inc., a toy designer, marketer and manufacturer founded and managed by Marvin Smollar, the current President and Chief Operating Officer of the Company. Marchon's core toy products included Grand Champions(R) collectible horses and Crocodile Mile(R) water slides. In July 1995, Empire acquired the toy business and certain related liabilities of Buddy L Inc., one of the oldest toy brands in the United States whose core toy products included plastic and metal toy cars, trucks and other vehicles and battery-operated ride-ons. As a result of these recent transactions, the Company believes it is well-positioned to become a leading U.S. toy manufacturer. The Company's net sales were $41.4 million, $58.0 million and $153.7 million, respectively, for the years ended December 31, 1993, 1994 and 1995, and net sales from toy products contributed 51%, 57% and 79%, respectively, of the Company's consolidated net sales.

     The Company's goal is to become a leading supplier of toy and plastic decorative holiday products to retailers throughout the world. The Company believes it has distinct competitive advantages including: (i) a team of managers that, with one exception, has joined the Company since July 1994, and has extensive experience in the toy industry; (ii) a balanced line of stable core products with long histories of consumer appeal; (iii) manufacturing and sourcing flexibility through use of the Company's 1.2 million square foot facility in Tarboro, North Carolina and foreign sourcing expertise; and (iv) its decorative holiday product line, which has broad consumer appeal, has provided the Company with a consistent source of revenue while reducing the Company's dependence on major toy retailers and can be manufactured during off-peak periods throughout the year in anticipation of seasonal demand.

     According to the Toy Manufacturers' Association, total domestic shipments of toys, excluding video games, were approximately $13.4 billion in 1995. Management believes changing industry dynamics favor larger toy companies that can offer a broad selection of popular toy products, supported by consistent, high quality marketing programs to an increasingly concentrated distribution channel. Management also believes that there is significant potential for the Company to leverage its existing relationships with major retailers because many of such retailers are seeking to expand their relationships with suppliers like the Company in order to avoid becoming overly dependent on products from the largest domestic toy companies and to help assure that reliable supplies of quality products may be obtained at competitive prices. The following are the major elements of the Company's growth strategy:

  - Focus on core brands with long histories of broad consumer appeal, such as the Big Wheel(R) and Buddy L(R) product lines, which provide the Company with a base from which to build a diversified toy and plastic products manufacturing company.

  - Leverage existing manufacturing capabilities by upgrading the equipment, increasing the capacity and integrating all of the domestic manufacturing operations of the Buddy L product line at its manufacturing facility in Tarboro, North Carolina.

  - Offer value to toy retailers and consumers by utilizing the Company's diverse manufacturing capabilities and stable core product lines to offer high quality products and customer support at prices which enable the retailer to realize attractive gross margins.

  - Expand international presence, especially in Western Europe and Japan, which present significant growth opportunities for the Company.

  - Acquire new product lines and deepen and expand its core product lines with new licensing arrangements.

  - Extend core product lines through product innovation resulting from increased investment in research and development.

  - Develop additional countercyclical product lines to, in part, counterbalance the seasonality generally present in the toy industry and take advantage of additional manufacturing capacity available during off-peak production periods.

                                  THE OFFERING


    Common Stock Offered by the Company.................   1,500,000 shares
    Common Stock Offered by the Selling Stockholders
      (1)...............................................   2,150,639 shares
    Common Stock to be Outstanding Immediately After the
      Offering (2)......................................   7,149,200 shares
    Use of Proceeds to the Company......................   To prepay senior subordinated
                                                           notes, repay bank debt and for
                                                           general corporate purposes.
                                                           See "Use of Proceeds."
    American Stock Exchange Symbol......................   EMP


- ------------------------------


(1) Includes 333,333 outstanding shares obtainable upon exercise of an option being sold to the Underwriters by a Selling Stockholder. See "Principal and Selling Stockholders."



(2) Includes 444,000 shares of Common Stock to be issued upon the exercise by certain Selling Stockholders of stock options and warrants concurrently with this Offering, but does not include an aggregate of 6,761,324 shares (758,000 of which are subject to warrants which will lapse upon the application of the net proceeds to the Company from this Offering) comprised of (i) 1,397,500 shares issuable upon the exercise of stock options outstanding on the date of this Prospectus, (ii) 1,875,000 shares issuable upon the exercise of warrants outstanding on the date of this Prospectus, of which warrants for the purchase of 758,000 shares will lapse upon the application of the net proceeds to the Company from this Offering as described in "Use of Proceeds," (iii) 442,264 shares issuable upon the conversion of the Series A cumulative convertible preferred stock upon the affirmative vote of a majority of the shares represented at the Company's 1996 Annual Meeting of Stockholders, (iv) 2,000,000 shares issuable upon the conversion of the convertible subordinated debentures, (v) up to 454,000 shares which may be issuable as a contingent payment obligation in connection with the Buddy L acquisition in certain circumstances and (vi) 592,560 shares available for future grants under the Company's 1994 Employee Stock Option Plan. See "Use of Proceeds" and "Certain Transactions."


     Empire of Carolina, Inc. was incorporated in Delaware in 1979. Unless the context indicates otherwise, all references to "Empire" or the "Company" refer to Empire of Carolina, Inc. and its subsidiaries. The Company's principal executive offices are located at 5150 Linton Boulevard, Delray Beach, Florida 33484, and its telephone number is (407) 498-4000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                 THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                          MARCH 31,
                                   ----------------------------------------------------------    ------------------
                                   1991(1)(2)    1992(1)(2)    1993(2)    1994(3)    1995(4)      1995       1996
                                   ----------    ----------    -------    -------    --------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Net sales......................   $ 41,253      $ 42,882     $41,354    $57,964    $153,744    $19,088    $22,186
  Gross profit...................     13,936        13,439      11,621     17,407      41,839      6,151      5,969
  Nonrecurring restructuring and
    relocation charges...........     --            --           --         --          7,550        150      --
  Operating income (loss)........        983         1,267      (3,465)       965      (1,894)      (803)    (1,329)
  Interest expense...............     13,549        10,314       2,937      1,407       5,996        667      2,132
  After-tax income (loss) from
    continuing operations before
    extraordinary items and
    cumulative effect of an
    accounting change............     (6,318)       (2,696)     (1,516)       589      (4,501)    (1,006)    (2,156)
  Net income (loss)..............      8,756        11,098      24,327        589      (4,501)    (1,006)    (2,156)
  Weighted average shares
    outstanding -- primary(5)....     10,536        10,537      14,670     12,159       4,681      4,191      5,201
  Income (loss) per common share
    from continuing operations --
    primary(5)...................   $   (.60)     $   (.26)    $  (.10)   $   .05    $   (.96)   $  (.24)   $  (.41)



                                                                                      MARCH 31, 1996
                                                                                --------------------------
                                                                                 ACTUAL     AS ADJUSTED(6)
                                                                                --------    --------------
BALANCE SHEET DATA:
  Working capital............................................................   $  5,978       $ 29,081
  Total assets...............................................................    127,467        137,037
  Total debt.................................................................     68,581         54,480
  Stockholders' equity.......................................................     28,371         52,042


- ------------------------------
(1) Prior to 1992, the Company owned a minority interest in The Deltona Corporation, a real estate development corporation based in Florida. Income from continuing operations includes equity loss of The Deltona Corporation for 1991 of $1,613. Income from continuing operations for 1992 includes the gain on sale of common stock of, and notes receivable from, The Deltona Corporation of $2,000.

(2) On October 6, 1992, the Company sold all of the stock of Wilbur Chocolate Co., Inc. In February 1993, the Company sold the assets used in the businesses of The Isaly Klondike Company and Popsicle Industries, Inc. These businesses had been acquired in 1989. As a result of the sale of these businesses, the results of operations and gains on sale from Wilbur, Isaly Klondike, and Popsicle have been included in income from discontinued operations. See Note 15 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The results of operations for 1994 reflect the results of operations of Marchon Inc. since its acquisition by the Company on October 13, 1994. See
    Note 3 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) The results of operations for 1995 reflect the results of operations of substantially all of the toy business of Buddy L Inc. and its Hong Kong subsidiary since its acquisition by the Company on July 7, 1995. See Notes 3 and 14 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Fully diluted income (loss) per common share from continuing operations was $(.28), $(.06), $(.07), $.05 and $(.96), respectively, during the five years ending December 31, 1995 based on weighted average shares outstanding of 16,296, 16,297, 16,295, 12,159 and 4,681, respectively. Fully diluted loss per common share from continuing operations was $(.24) and $(.41) for the three month period ended March 31, 1995 and 1996, respectively, based on weighted average shares outstanding of 4,191 and 5,201, respectively. During September 1994, the Company repurchased approximately 11,800 shares in a treasury stock transaction. Weighted average shares outstanding in 1995 reflects 454 shares which may become issuable as a contingent payment obligation with respect to the acquisition of Buddy L in July 1995. See Notes 2, 3 and 11 of Notes to Consolidated Financial Statements.


(6) Adjusted to give effect to (i) the sale by the Company of 1,500 shares of Common Stock offered (at an assumed public offering price per share of $14.88) and the application of the net proceeds therefrom and (ii) the exercise by certain Selling Stockholders of stock options and warrants concurrently with this Offering to purchase an aggregate of 444 shares of Common Stock. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered hereby.


     Management of Growth; Limited Combined Operating History. The Company's business experienced significant change in 1993 when substantial non-toy operations were sold, and since mid-1994 the Company has undergone a change of control and management, established a new business strategy, and effected two significant acquisitions. Since the acquisition of the Company by current management in 1994, the Company has experienced rapid growth, due in large part to the acquisition of Marchon, Inc. ("Marchon") in October 1994 and the acquisition of substantially all of the toy business assets and the assumption of certain liabilities of Buddy L Inc. and its Hong Kong subsidiary in July 1995 (such assets and liabilities collectively, "Buddy L"). These transactions have significantly affected the size and scope of the Company's operations. For the years ended December 31, 1993, 1994 and 1995, the Company had net sales of $41.4 million, $58.0 million and $153.7 million, respectively. The Company's ability to manage its growth effectively will require it to attract and retain management personnel to manage its operational, financial and management information systems, to accurately forecast sales demand and calibrate manufacturing to such demand, to accurately forecast retail sales, to control its overhead, to manage its advertising and marketing programs in conjunction with actual demand, and to attract, train, motivate and manage its employees effectively. If the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially and adversely affected.



     The future success of the Company depends in large measure on the Company's ability to integrate the operations and financial and management information systems of the businesses it acquires. In addition to the acquisitions of Marchon and Buddy L, the Company may pursue the purchase of other toy and related businesses as part of its growth strategy. The process of integrating acquired businesses often involves unforeseen difficulties and may require a disproportionate amount of the Company's financial and other resources, including management time. The Company also intends to seek increased sales in markets outside of the United States as part of its growth strategy. Considering the dispositions of substantial non-toy operations, the Company's significant recent growth and the change of control and management, the Company's historical financial results may not be indicative of its future performance. There can be no assurance that the Company will continue to grow, be successful in identifying or consummating favorable acquisition opportunities, be effective in integrating recent or future acquisitions, be successful in increasing its sales in international markets, or that the Company will be effective in managing its future growth, expanding its facilities and operations or in attracting and retaining qualified personnel. Any failure to effectively achieve or manage growth, manage its facilities and operations, or attract and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Recent Events" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Dependence on Key Personnel. The Company's operations and prospects are dependent in a large part on the performance of its senior management team, including Steven Geller, the Chairman and Chief Executive Officer, and Marvin Smollar, the President and Chief Operating Officer. No assurance can be given that the Company would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of this senior management team could have a material adverse effect on the Company's business, financial condition and results of operations. Further, substantially all of the senior management team has been hired by the Company since the change of control in July 1994. The Company has entered into employment contracts with each of Messrs. Geller and Smollar. The Company does not maintain any key-person life insurance policies. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. There is strong competition for skilled personnel in the toy and decorative holiday product businesses. See "Management."


     Dependence on Major Customers. Like other major toy companies, the Company is dependent upon toy retailers and mass merchandisers to distribute its products. The retail toy industry is highly concentrated, with the top five retailers accounting for approximately 53% of United States retail toy sales in 1994. For the year ended December 31, 1995, approximately 61% of the Company's net sales were to five customers and the Company's two largest customers each accounted for approximately 18% of net sales. The Company does not have long-term contracts with its customers. An adverse change in, or termination of, the Company's relationship with or the financial viability of one or more of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. In recent years, the retail toy industry has undergone significant consolidation. To the extent this consolidation continues, the Company's distribution base could shrink, thereby concentrating an even greater percentage of the Company's sales in a smaller number of retailers and enhancing the remaining toy retailers' ability to negotiate more favorable terms and prices from the Company.


     Consumer Preferences and New Product Introductions. Consumer preferences in the toy industry are continuously changing and are difficult to predict. Relatively few products achieve market acceptance, and even when they do achieve commercial success, products often have short life cycles. There can be no assurance that (i) new products introduced by the Company will achieve any significant degree of market acceptance, (ii) acceptance, if achieved, will be sustained for any significant amount of time or (iii) such products' life cycles will be sufficient to permit the Company to recover development, manufacturing, marketing and other costs associated therewith. Failure of new product lines or product innovations to achieve or sustain market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition. The Company operates in a highly competitive environment. The Company competes with several larger toy companies, such as Mattel, Inc. ("Mattel"), Hasbro, Inc. ("Hasbro") and Tyco Toys, Inc. ("Tyco"), and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and substantially greater resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. Further, the introduction of new products and product lines by the Company makes its operations susceptible to the risks associated with new products, such as production, distribution and quality control problems and the need to gain customer acceptance. See "Business -- Competition."

     Raw Material Prices. The principal raw materials in most of the Company's products are petrochemical resin derivatives such as polyethylene and high impact polystyrene. The prices for such raw materials are influenced by numerous factors beyond the control of the Company, including general economic conditions, competition, labor costs, import duties and other trade restrictions and currency exchange rates. Changing prices for such raw materials may cause the Company's results of operations to fluctuate significantly. A large, rapid increase in the price of raw materials could have a material adverse effect on the Company's operating margins unless and until the increased cost can be passed along to customers.

     Inventory Management. Each of the Company's top five customers uses, to some extent, inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers rather than on large inventories being maintained by retailers to meet consumer demand. Although these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a portion of the retailer's inventory risk onto the supplier. Production of excess products by the Company to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs for the Company on even its most popular items. In addition, if the Company fails to anticipate the demand for products, it may be unable to provide adequate supplies of popular toys to retailers in a timely fashion, particularly during the Christmas season, and may consequently lose sales.

     Foreign Sourcing. Approximately 35% of the Company's sales in the year ending December 31, 1995 were attributable to products manufactured for the Company by unaffiliated parties in the Far East, substantially all of whom are located in China. The Company has not entered into long-term contracts with any of these manufacturers. Accordingly, the Company expects to continue to be dependent upon these sources for timely production and quality workmanship. Given the seasonal nature of the Company's business, any delay or quality control problems of such manufacturers, delay in product deliveries, delay in locating or providing new tooling to acceptable substitutes, or delay in increasing the production of alternative manufacturers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, foreign operations are subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, labor strikes, the imposition of tariffs and import and export controls, changes in governmental policies, and fluctuations in currency exchange rates, the occurrence of any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Recent changes in Chinese labor market conditions have made it more difficult for Hong Kong based manufacturers, and in particular toy manufacturers, to obtain the workforce necessary to meet aggressive seasonal production schedules. The Company is working with its manufacturers to ensure timely delivery of the Company's product. To date, the Company has not experienced any delays in delivery of products from such manufacturers which had a material adverse effect on the Company's business, financial condition or results of operations. However, there can be no assurance that such manufacturers will be able to meet the Company's production schedules in the future.


     China currently enjoys "most favored nation" ("MFN") status under United States tariff laws, which provides the most favorable category of United States import duties. There has been, and continues to be, opposition to the extension or continuation of MFN status for China. The loss of MFN status for China would result in a substantial increase in the import duty of toy products (which vary depending on product category, and currently include duties of up to 70% for non-MFN countries) manufactured in China which would result in increased costs for the Company. Although the Company would attempt to mitigate this increased cost by shifting its productions to other countries, there can be no assurance that the Company would be able to do so or be successful in doing so in a timely manner.


     Price Protection; Timing of Payments. Many companies in the toy industry discount prices of existing products, provide for certain advertising allowances and credits or give other sales incentives to customers. In addition, many toy companies lower the prices of their products to provide price adjustments (referred to as price protection) for retail inventories on hand at the time the price change occurs. The Company has made such accommodations to a limited extent in the past. While the Company does not presently intend to materially increase the extent to which it makes such accommodations, there can be no assurance that the Company will not, as a result of competitive practices or otherwise, make such accommodations to a significant degree in the future. Any such accommodations by the Company in the future could have a material adverse effect on the Company's business, financial condition and results of operations. Further, like other toy manufacturers, a substantial portion of the Company's shipments of products are made on terms that permit payment more than 90 days after shipment of merchandise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Product Liability and Regulation. Due to the nature of its business, the Company, at any particular time, is subject to a number of product liability claims for personal injuries allegedly relating to the Company's products. The Company has to date not incurred any material uninsured losses in defending or settling such claims. The Company's products are designed to meet applicable guidelines currently prescribed by the American Society of Testing and Materials and Underwriters Laboratory, voluntary regulatory associations, as well as requirements prescribed by the Consumer Product Safety Commission (the "CPSC"). However, sales of the Company's products have significantly increased since the 1994 change in control and several of the Company's products are new and, therefore, the claims experience with such products is difficult to predict. For the foregoing reasons, there can be no assurance that the Company will not be subject to material liabilities on account of product liability claims in the future.

     The Company assumes a self-insured retention limit and, to date, the Company has disposed of substantially all of its product liability claims on this basis. The Company does maintain insurance on an occurrence basis to provide excess coverage above the self-insured retention limit for each claim. There can be no assurance that the limits provided by the excess insurance will be sufficient to satisfy an adverse judgment in one or more large product liability suits or to satisfy all claims in the aggregate within a single policy period. Further, there can be no assurance that an insurer will be solvent at the time of settlement of an insured claim that exceeds the amount of any state guaranty fund, or that the Company will be able to obtain excess insurance at acceptable levels and costs in the future. Successful assertion against the Company of one or a series of claims that materially exceed the limits of any insurance coverage could have a material adverse effect on the Company's business, financial condition or results of operation.

     The Company's toys are subject to the provisions of the Consumer Product Safety Act, the Federal Hazardous Substances Act (including the Federal Child Protection and Toy Safety Act of 1969) and the Flammable Fabrics Act, and the regulations promulgated thereunder. The Consumer Product Safety Act and the Federal Hazardous Substances Act enable the CPSC to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury and articles that contain excessive amounts of a banned hazardous substance. The Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products. In addition, the Company may be required to give public notice of any hazardous or defective products and to repair, replace or repurchase any such products previously sold. The Company is also subject to various state, local and foreign laws designed to protect children from hazardous or potentially hazardous products. If any of the Company's products materially contributing to its dollar volume of sales was found to be hazardous to the public health and safety or to contain a defect which created a risk of injury to the public, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Regulation."

     Seasonality; Quarterly Fluctuations. The Company, like the toy and seasonal holiday industries in general, experiences a significant seasonal pattern in sales and net income due to the heavy demand for toys and holiday products during the Christmas season. During 1993, 1994 and 1995, 72%, 80% and 75%, respectively, of the Company's net sales were realized during the months of July through December. The Company expects that its business will continue to experience a significant seasonal pattern for the foreseeable future. Consequently, the last six months of the year have tended to generate greater sales and an even greater proportion of the Company's profits than the rest of the year, which has been generally characterized by reduced production levels. The timing of large, initial orders from customers, fluctuations in demand from retailers during the peak selling season and weather patterns have also contributed to quarterly fluctuations. The seasonality of the Company's business requires funding of its working capital requirements to provide for increased inventory levels and trade accounts receivable prior to the Christmas season. To build its inventory in anticipation of the Christmas season, the Company manufactures products and pays its suppliers throughout the year, although a majority of the Company's shipments occur in the last five months of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

     Control by Existing Stockholders. Certain stockholders of the Company, including Messrs. Geller and Smollar and certain affiliates of Weiss, Peck & Greer, L.L.C. ("WPG") are parties to a shareholders' agreement (the "Shareholders' Agreement") pursuant to which the parties thereto and their permitted transferees have agreed, among other things, to vote their shares of Common Stock to effect the composition of the Board of Directors and certain committees of the Board of Directors specified in the Shareholders' Agreement and to carry out certain corporate governance provisions specified in the Shareholders' Agreement. Upon completion of the Offering, persons subject to the Shareholders' Agreement will beneficially own approximately 29.9% (25.3% if the over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock and approximately 52.6% of the issued and outstanding Common Stock on a fully diluted basis. As a result of such ownership and the provisions of the Shareholders' Agreement, these stockholders will have the ability to elect the Board of Directors and thereby control the affairs and management of the Company and have the power to approve most actions requiring stockholder approval. Such a high level of ownership may have the effect of delaying, deferring or preventing a change in the control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The parties to the Shareholders' Agreement have agreed that, in certain circumstances, WPG and its affiliates can designate nominees for the entire Board of Directors and the parties thereto will vote their shares of Common Stock for such nominees. In addition, in connection with the acquisition of Marchon, Messrs. Geller and Smollar and Neil B. Saul entered into a stockholders' agreement (the "Marchon Stockholders' Agreement") which, among other things, includes a voting agreement among the parties thereto. However, so long as the Shareholders' Agreement remains in effect, the Shareholders' Agreement takes precedence over the Marchon Stockholders' Agreement. See "Principal and Selling Stockholders" and "Certain Transactions -- The Marchon Transaction" and "-- Shareholders' Agreement."


     The Company intends to use approximately $8.3 million of the net proceeds to the Company from this Offering to prepay certain senior subordinated notes (at 110% of their original principal amount) issued in connection with the acquisition of Buddy L. Approximately $6.2 million of such amount will be used to prepay notes held by American Bankers Insurance Company of Florida (which Eugene Matalene, a director of the Company, serves as a director of) and one of its affiliates, Mr. Matalene, Mr. Geller and certain affiliates of WPG. See "Use of Proceeds" and "Certain Transactions -- The Buddy L Transaction."


     License and Royalty Obligations. Certain of the Company's product lines employ concepts or technologies created by outside designers. In addition, certain of the Company's products incorporate other intellectual property rights, such as characters or brand names, that are proprietary to third parties. In each instance, the Company typically enters into a license agreement to acquire the rights to the concepts, technologies or other rights for use with the Company's products. These license agreements typically provide for the retention of ownership of the technology, concepts or other intellectual property by the licensor and the payment of a royalty to the licensor. Such royalty payments generally are based on the net sales of the licensed product for the duration of the license and, depending on the revenues generated from the sale of the licensed product, may be substantial. In addition, such agreements often provide for an advance payment of royalties and may require the Company to guarantee payment of a minimum level of royalties that may exceed the actual royalties generated from net sales of the licensed product. Some of these agreements have fixed terms and may need to be renewed or renegotiated prior to their expiration in order for the Company to continue to sell the licensed product. While management does not believe that the loss of any of its existing licenses would have a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that there would not be such an effect. The Company intends to continue to obtain third party licenses on a selective basis to deepen and expand its existing product lines and, to a lesser extent, to enter new product categories.

     Limited Prior Public Market; Possible Volatility of Price. Prior to the Offering, the substantial majority of the outstanding Common Stock has been controlled by affiliates of the Company and, accordingly, there has not been a robust public market for the Common Stock. There can be no assurance as to the liquidity of any markets that may develop for the Common Stock, the ability of holders of Common Stock to sell their securities, or at what price holders would be able to sell their securities. Prices for the Common Stock will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of any market which develops, investor perception of the Company and general economic and market conditions. In addition, factors such as quarterly variations in the Company's financial results, announcements by the Company or others and developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly. The stock market has, on occasion, experienced extreme price and volume fluctuations which have often been unrelated to the operating performance of the affected companies.

     Effect of Certain Charter, By-law and Statutory Provisions. Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. For example, the Charter provides that certain significant corporate actions must be approved by more than 80% of the members of the Company's Board of Directors and for certain limitations on the calling of a special meeting of stockholders, and the Bylaws require advance notice of stockholder proposals and nominations of directors. The Company also is subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock."

     Authorized Preferred and Common Stock. Pursuant to the Charter, shares of preferred stock and Common Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate transactions, could have the effect of making it more difficult for a third party to acquire, or effectively preventing a third party from acquiring, a majority of the outstanding voting stock of the Company. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provisions."

     Shares Eligible for Future Sale; Registration Rights. Upon the completion of this Offering, there will be 7,149,200 shares of Common Stock outstanding. In addition, up to 4,956,764 shares of Common Stock will be immediately issuable upon the exercise of outstanding options or warrants and the conversion of outstanding preferred stock and debt securities. The Company, the Company's directors and executive officers and certain stockholders of the Company have agreed, subject to certain exceptions, not to sell any shares of Common Stock or securities convertible into Common Stock for a period of 180 days following the date of the final Prospectus without the prior written consent of the Representatives of the Underwriters. Certain of the Selling Stockholders have agreed, subject to certain exceptions, not to sell any shares of Common Stock or securities convertible into Common Stock for a period of 90 days following the date of the final Prospectus without the prior written consent of the Representatives of the Underwriters. Approximately 14.6% of the outstanding shares upon the completion of this Offering will be subject to the 90-day lock-up provisions (14.0% if the over-allotment option is exercised in full) and 20.6% of the outstanding shares upon the completion of this Offering will be subject to the 180-day lock-up provisions (16.4% if the over-allotment option is exercised in full). Sales, or the possibility of sales, of Common Stock by the Company's existing stockholders, whether in connection with the exercise of registration rights or otherwise, could adversely affect the market price of the Company's Common Stock. The Shareholders' Agreement grants the parties thereto rights of first refusal and co-sale rights upon certain transfers of shares of Common Stock. See "Certain Transactions -- Shareholders' Agreement."

     Restrictions on the Payment of Dividends. The Company currently intends to retain its earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future dividend payments will depend upon the financial condition, funding requirements and earnings of the Company as well as other factors that the Board of Directors may deem relevant, including any contractual or statutory restrictions on the Company's ability to pay dividends. See "Common Stock Price Range and Dividend Policy."

     Forward-Looking Information May Prove Inaccurate. This Prospectus contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, the words "expect," "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including those identified above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. In addition to the other risk factors set forth above, among the key factors that may have a direct bearing on the Company's results are competitive practices in the toy and decorative holiday products industries generally and particularly in the Company's principal markets, the ability of the Company to meet existing financial obligations in the event of adverse industry or economic conditions or to obtain additional capital to fund future commitments and expansion, the Company's relationship with employees and the impact of current and future laws and governmental regulations affecting the toy industry and the Company's operations.

                                 RECENT EVENTS

     The Company has been a toy manufacturer for approximately 40 years. Until the 1980s, the Company's primary line of business was the design and manufacture of toys. In the 1980s, the Company diversified into other non-related industries such as food products. During this period, Maurice Halperin and certain members of his family owned over 90% of Empire and acted as executive management of the Company. In 1993, Empire sold its food businesses, and since mid-1994, the Company has undergone a change of control and management, established a new business strategy, and effected two acquisitions which have added established core toy product lines to the Company's business.


     In the third quarter of 1994, current principal stockholders led by Steven Geller, the Company's current Chairman and Chief Executive Officer, obtained a controlling interest in Empire (the "Change of Control") as a base from which to build a diversified toy and plastic products manufacturing company. Empire's core products included non-powered ride-ons such as the Big Wheel(R) and plastic decorative holiday products. The Change of Control was effected through (i) the redemption by the Company of approximately 11.8 million shares of Common Stock from Maurice A. Halperin, the former Chairman of the Board of the Company, Barry
S. Halperin, the former President of the Company, Carol A. Minkin, a former director of the Company, Halco Industries, Inc. ("Halco") and certain other members of the Halperin family (collectively, the "Halperin Group") at a price of $6.50 per share, (ii) the purchase by Steven Geller of 500,000 shares of Common Stock from the Halperin Group for $6.50 per share, (iii) the acquisition by Steven Geller of an option to purchase up to 500,000 shares of Common Stock from Halco at prices between $6.50 and $7.78 per share over a three-year period, and (iv) the acquisition by Steven Geller of the right to vote Halco's remaining shares of Common Stock. This transaction was principally financed with excess cash generated by the Company's 1993 sale of its food businesses and a $15 million loan from Maurice Halperin to the Company (the "Halperin Loan"). The Halperin Loan was repaid upon the issuance by the Company of $15 million of 9% convertible subordinated debentures to affiliates of WPG. Empire had generated net sales of approximately $41 million in 1993. See "Certain Transactions -- Geller Transaction and Related Matters" and "-- The WPG Group Investment."



     In October 1994, in connection with the Change of Control, Empire acquired Marchon, a toy designer, marketer and manufacturer founded and managed by Marvin Smollar, the current President and Chief Operating Officer of the Company for a total consideration of approximately $13.1 million in Common Stock, cash and notes. Marchon's principal products included Grand Champions(R) horses and Crocodile Mile(R) water slides and it had net sales of approximately $33 million in 1993. Marchon also had substantial experience at sourcing toy products manufactured in the Far East. See "Certain Transactions -- The Marchon Transaction."



     In July 1995, Empire purchased the toy assets and assumed certain liabilities of Buddy L Inc., debtor-in-possession and wholly-owned subsidiary of SLM International, Inc., and its Hong Kong subsidiary for total consideration of approximately $31 million in Common Stock, cash and notes plus contingent future payments under a five-year earnout. Buddy L's line of toy vehicles is one of the oldest toy brands in America. Prior to its acquisition by the Company, the Buddy L business generated net sales of approximately $119 million in 1994. See "Certain Transactions -- The Buddy L Transaction."

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     The Common Stock of the Company is listed on the American Stock Exchange under the symbol EMP. The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for the Common Stock on the American Stock Exchange.


                                                                                HIGH      LOW
                                                                               ------    ------
1994:
  First Quarter.............................................................   $ 6.88    $ 6.00
  Second Quarter............................................................     6.50      5.63
  Third Quarter.............................................................     6.88      5.38
  Fourth Quarter............................................................     6.75      5.75
1995:
  First Quarter.............................................................   $12.88    $ 6.50
  Second Quarter............................................................    12.13      8.50
  Third Quarter.............................................................    11.50      7.88
  Fourth Quarter............................................................     9.75      6.00
1996:
  First Quarter.............................................................   $12.25    $ 6.88
  Second Quarter (through June 14, 1996)....................................    15.00     11.88



     On June 14, 1996, the closing sale price for the Common Stock on the American Stock Exchange was $14.88 per share. As of June 14, 1996, the Company had 5,205,200 shares of Common Stock outstanding held by approximately 2,000 stockholders of record.



     The Company has not paid any cash dividends since 1990 and does not anticipate paying cash dividends in the foreseeable future. The Company's current policy is to retain earnings to provide funds for the operation and expansion of its business and for the repayment of indebtedness. Any determination in the future to pay dividends will depend upon the Company's financial condition, capital requirements, results of operations and other factors deemed relevant by the Company's Board of Directors, including any contractual or statutory restrictions on the Company's ability to pay dividends. The Company is not permitted to pay any dividends on its Common Stock without the consent of the holders of a majority of the senior subordinated notes (which notes will be retired with a portion of the net proceeds to the Company from this Offering.) The Company's bank facility does not restrict the payment of dividends by the Company; however, that agreement limits the dividends which Empire Industries, Inc. ("EII"), the Company's principal operating subsidiary, may pay to the Company. Under the bank facility, EII may not pay dividends to the Company in excess of the lesser of $3.6 million or 30% of EII's cumulative net income (except for certain items specifically permitted for purposes other than the payment of dividends by the Company, such as the payment of taxes). Such restrictions could limit the funds available for the payment of dividends by the Company.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company (including proceeds to the Company upon the exercise by certain Selling Stockholders of stock options and warrants to acquire 444,000 shares of Common Stock) are estimated to be approximately $23.7 million after deducting the underwriting discount and estimated offering expenses payable by the Company, based upon an assumed public offering price of $14.88 per share. The Company intends to use the net proceeds to prepay in full certain senior subordinated notes bearing interest at a rate of 12% per annum which were issued in connection with the acquisition of Buddy L. The Company estimates that approximately $8.3 million will be required to prepay such notes at 110% of their original principal amount. Approximately $6.2 million of such amount will be used to prepay senior subordinated notes held by American Bankers Insurance Company of Florida (which Eugene Matalene, a director of the Company, serves as a director of) and one of its affiliates, Mr. Matalene, Mr. Geller and certain affiliates of WPG. Approximately $7.5 million of the remaining net proceeds will be used to repay bank debt under the Company's bank facility, currently bearing interest at a rate of 9.25%, and the balance will be used for general corporate purposes. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions -- The Buddy L Transaction."

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company at March 31, 1996 and as adjusted to reflect (i) the sale by the Company of 1,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $14.88 per share) and the application of the estimated net proceeds therefrom to repay certain indebtedness as described in "Use of Proceeds," (ii) the exercise by certain Selling Stockholders of stock options and warrants to purchase an aggregate of 444,000 shares of Common Stock concurrently with this Offering and (iii) the establishment of the Company's new bank credit facility in May 1996 and the application of initial borrowings thereunder to repay short-term bank indebtedness existing at March 31, 1996. See "Use of Proceeds" and "Principal and Selling Stockholders."



                                                                               MARCH 31, 1996
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
Short-term debt.........................................................   $46,510      $31,277
                                                                           =======      =======
Long-term debt:
  Convertible subordinated debentures...................................    13,923       13,923
  Senior subordinated notes.............................................     8,148       --
  Bank facility.........................................................     --           9,280
                                                                           -------      -------
     Total long-term debt...............................................    22,071       23,203
                                                                           -------      -------
Stockholders' equity:
  Common stock, par value $.10 per share; 30,000,000 shares authorized;
     5,205,200 shares issued and outstanding, actual; 7,149,200 shares
     issued and outstanding, as adjusted(1).............................       521          715
  Preferred stock, par value $.01 per share; 5,000,000 shares authorized; 442,264 shares of Series A cumulative convertible preferred stock authorized, issued and outstanding, actual and as
     adjusted...........................................................         4            4
  Additional paid-in capital............................................    33,256       56,733
  Retained earnings (deficit)...........................................    (4,815)      (4,815)
  Stockholders' loans...................................................      (595)        (595)
                                                                           -------      -------
     Total stockholders' equity.........................................    28,371       52,042
                                                                           -------      -------
       Total capitalization.............................................   $50,442      $75,245
                                                                           =======      =======


- ------------------------------

(1) Includes an aggregate of 444,000 shares of Common Stock to be issued upon the exercise by certain Selling Stockholders of stock options and warrants concurrently with this Offering, but does not include an aggregate of 6,761,324 shares (758,000 of which are subject to warrants which will lapse upon the application of the net proceeds to the Company from this Offering) comprised of (i) 1,397,500 shares issuable upon the exercise of stock options outstanding on the date of this Prospectus, (ii) 1,875,000 shares issuable upon the exercise of warrants outstanding on the date of this Prospectus, of which warrants for the purchase of 758,000 shares will lapse upon the application of the net proceeds to the Company from this Offering as described in "Use of Proceeds," (iii) 442,264 shares issuable upon the conversion of the Series A cumulative convertible preferred stock upon the affirmative vote of a majority of the shares represented at the Company's 1996 Annual Meeting of Stockholders, (iv) 2,000,000 shares issuable upon the conversion of the convertible subordinated debentures, (v) up to 454,000 shares which may be issuable as a contingent payment obligation in connection with the Buddy L acquisition in certain circumstances and (vi) 592,560 shares available for future grants under the Company's 1994 Employee Stock Option Plan. See "Use of Proceeds" and "Certain Transactions."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial information for the Company for the periods and at the dates indicated. The selected statement of operations and balance sheet data, at or for each of the full fiscal years presented below was derived from the consolidated financial statements of the Company, which were audited by Deloitte & Touche LLP, independent auditors. The selected financial data for the three months ended March 31, 1995 and 1996 are derived from consolidated financial statements that have not been audited. In the opinion of management, the unaudited consolidated financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for that period. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results of operations for a full fiscal year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the audited consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere in this Prospectus.


                                                                                                         THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                           MARCH 31,
                                          -----------------------------------------------------------    -------------------
                                          1991(1)(2)    1992(1)(2)    1993(2)     1994(3)    1995(4)      1995        1996
                                          ----------    ----------    --------    -------    --------    -------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................   $ 41,253      $ 42,882     $ 41,354    $57,964    $153,744    $19,088    $ 22,186
  Cost of sales.........................     27,317        29,443       29,733    40,557      111,905     12,937      16,217
                                           --------      --------     --------    -------    --------    -------    --------
  Gross profit..........................     13,936        13,439       11,621    17,407       41,839      6,151       5,969
  Selling and administrative............     12,953        12,172       15,086    16,442       36,183      6,804       7,298
  Nonrecurring restructuring and
    relocation charges..................     --            --            --         --          7,550        150       --
                                           --------      --------     --------    -------    --------    -------    --------
  Operating income (loss)...............        983         1,267       (3,465)      965       (1,894)      (803)     (1,329)
  Interest expense......................     13,549        10,314        2,937     1,407        5,996        667       2,132
  Other income (expense)................      3,147         2,713        5,952     1,839          514         54          13
                                           --------      --------     --------    -------    --------    -------    --------
  Income (loss) from continuing
    operations before income taxes,
    extraordinary items and cumulative
    effect of an accounting change......     (9,419)       (6,334)        (450)    1,397       (7,376)    (1,416)     (3,448)
  Income tax expense (benefit)..........     (3,101)       (3,638)       1,066       808       (2,875)      (410)     (1,292)
                                           --------      --------     --------    -------    --------    -------    --------
  After-tax income (loss) from
    continuing operations before
    extraordinary items and cumulative
    effect of an accounting change......     (6,318)       (2,696)      (1,516)      589       (4,501)    (1,006)     (2,156)
  Income from discontinued operations,
    net of tax..........................     13,497        15,340       25,729      --          --         --          --
  Extraordinary items...................      1,577        (1,546)       --         --          --         --          --
                                           --------      --------     --------    -------    --------    -------    --------
  Net income (loss).....................   $  8,756      $ 11,098     $ 24,327    $  589     $ (4,501)   $(1,006)   $ (2,156)
                                           ========      ========     ========    =======    ========    =======    ========
  Weighted average common shares
    outstanding -- primary(5)(6)........     10,536        10,537       14,670    12,159        4,681      4,191       5,201
  Income (loss) per common share from
    continuing operations --
    primary(5)(6).......................   $   (.60)     $   (.26)    $   (.10)   $  .05     $   (.96)   $  (.24)   $   (.41)
                                           ========      ========     ========    =======    ========    =======    ========
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.......................   $113,406      $ 84,377     $ 92,871    $8,915     $  6,837    $ 8,712       5,978
  Total assets..........................    142,217       104,583      123,240    67,956      140,153     72,503     127,467
  Total debt............................     77,361        34,842        9,001    22,249       71,016     26,574      68,581
  Stockholders' equity..................     45,127        54,532       98,419    20,577       30,462     19,740      28,371


- ------------------------------
(1) Prior to 1992, the Company owned a minority interest in The Deltona Corporation, a real estate development corporation based in Florida. Income from continuing operations includes equity loss of The Deltona Corporation for 1991 of $1,613. Income from continuing operations for 1992 includes the gain on sale of common stock of, and notes receivable from, The Deltona Corporation of $2,000.
(2) On October 6, 1992, the Company sold all of the stock of Wilbur Chocolate Co., Inc. In February 1993, the Company sold the assets used in the businesses of The Isaly Klondike Company and Popsicle Industries, Inc. These businesses had been acquired in 1989. As a result of the sale of these businesses, the results of operations and gains on sale from Wilbur, Isaly Klondike, and Popsicle have been included in income from discontinued operations. See Note 15 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) The results of operations for 1994 reflect the results of operations of Marchon since its acquisition by the Company on October 13, 1994. See Note 3 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) The results of operations for 1995 reflect the results of operations of Buddy L since its acquisition by the Company on July 7, 1995. See Notes 3 and 14 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Fully diluted income (loss) per common share from continuing operations was $(.28), $(.06), $(.07), $.05 and $(.96), respectively, during the five years ending December 31, 1995 based on weighted average shares outstanding of 16,296, 16,297, 16,295, 12,159 and 4,681 respectively. Fully diluted loss per common share from continuing operations was $(.24) and $(.41) for the three month period ended March 31,1995 and 1996, respectively, based on weighted average shares outstanding of 4,191 and 5,201, respectively. During September 1994, the Company repurchased approximately 11,800 shares in a treasury stock transaction. Weighted average shares outstanding in 1995 reflects 454 shares which may be issuable as a contingent payment obligation with respect to the acquisition of Buddy L in July 1995. See Notes 2, 3 and 11 of Notes to Consolidated Financial Statements.

(6) Supplementary loss per share, assuming that the net proceeds to the Company from this Offering (based on an assumed public offering price per share of $14.88) were used to prepay in full the senior subordinated notes with the remaining net proceeds utilized to repay short-term bank debt, were $(.45) and $(.27) for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively. Such supplementary loss per share assume that the transaction occurred as of the beginning of the respective period. Weighted-average shares outstanding for purposes of this computation are 6,625 and 7,145, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's consolidated results of operations and consolidated financial position should be read in conjunction with the Selected Consolidated Financial Data and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

GENERAL

     The Company designs, manufactures and markets a broad variety of toys and plastic decorative holiday products. The Company has been involved in the toy industry for approximately 40 years, and in the 1980s the Company diversified into non-related industries such as food products. In 1993, the Company sold its food businesses, and since mid-1994, the Company has undergone a change of control and management, established a new business strategy, and effected two significant acquisitions. See "Recent Events."


     During the third quarter of 1994, current principal stockholders of the Company, led by Steven Geller, the current Chairman and Chief Executive Officer of the Company, acquired control of Empire. In October 1994, Empire acquired Marchon, a toy designer, marketer and manufacturer founded and managed by Marvin Smollar, the current President and Chief Operating Officer of the Company, for total consideration of approximately $13.1 million in Common Stock, cash and notes. Marchon had net sales in 1993 of approximately $33.3 million. In July 1995, Empire acquired substantially all of the toy assets and assumed certain liabilities of Buddy L Inc., which was in bankruptcy, and its Hong Kong subsidiary for total consideration of approximately $30.8 million in Common Stock, cash and notes plus contingent future payments under a five-year earnout. The former Buddy L business generated net sales of approximately $119 million in 1994. As a result of the 1993 divestitures and the 1994 and 1995 acquisitions of Marchon and Buddy L, respectively, the Company's historical financial results are not comparable from period to period and may not be indicative of its future performance. See "Certain Transactions."



     The Company's 1995 operating results were adversely affected by approximately $7.6 million of nonrecurring restructuring and relocation charges incurred in connection with its acquisitions of Buddy L and Marchon and for the establishment of corporate headquarters in Delray Beach, Florida. While additional nonrecurring restructuring and relocation charges will be incurred in 1996, they are expected to be significantly lower than in 1995 and the integration of Buddy L's manufacturing operations into the Company's Tarboro, North Carolina facility is expected to be substantially complete in the third quarter of 1996. The Company believes that the integration of all of its domestic manufacturing operations into the Tarboro facility will ultimately result in significantly improved overhead absorption and operating efficiencies. The acquisitions also resulted in increases in goodwill amortization and interest expense. In addition, the Company's 1995 gross margins were adversely affected by the Company's decision to honor lower-margin product delivery commitments made by Buddy L prior to the Company's acquisition of its assets. With respect to future periods, management expects to increase media advertising expenditures from historical levels to levels it deems appropriate. Management also expects the rate of growth of the Company's research and development expenditures to decline from the rate of growth in recent years, primarily as a result of the substantial increases in such expenditures following the Change of Control.



     The Company also manufactures and sells plastic apparel buttons, buckles and novelty items for use in the garment industry (representing approximately 1.5% of the Company's consolidated net sales in 1995). The Company has signed a letter of intent with respect to the sale of this business. The Company does not anticipate that such sale transaction will have a material effect on its consolidated results of operations or financial condition. There can be no assurance that such sale transaction will be consummated. For financial reporting purposes, sales of these plastic apparel buttons, buckles and novelty items are included in toy sales.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     The results of operations for the three months ended March 31, 1996 reflects the impact of the Buddy L acquisition (which acquisition occurred on July 7, 1995).

     Net sales for the three months ended March 31, 1996 increased by 16% to $22.2 million from $19.1 million for the three months ended March 31, 1995. The increase in sales was due primarily to the acquisition of the Buddy L(R) line of products in July 1995, sales of new products, and an increase in holiday product sales.


     The net loss for the quarter ended March 31, 1996 increased to $2.2 million from $1.0 million for the quarter ended March 31, 1995. The increase in the net loss was due primarily to higher selling and administrative ("S&A") expenses and higher interest expense, partially offset by the resulting income tax benefit.



     Toy sales increased $1.8 million to $18.3 million for the three months ended March 31, 1996 from $16.5 million for the three months ended March 31, 1995. The increase was primarily due to approximately $9.1 million of sales from acquired Buddy L(R) toy lines, increased sales of new products such as Big Wheelie(TM), and increased sales of ride-on products. This increase was partially offset by decreased sales of other products, including the virtual elimination of Power Ranger(TM) sales, which were approximately $7.1 million during the first quarter of 1995, due to the Company's decision to de-emphasize production of these products.


     The Company's sales of holiday products increased 49% to $3.9 million for the three months ended March 31, 1996 from $2.6 million for the three months ended March 31, 1995 due to increased sales volume in the Easter product category.

     Gross profit margins were lower for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995, due to loss of Power Ranger(TM) sales, which products sold at higher margins than the Company's existing lines. However, the impact of the loss of the Power Ranger(TM) sales on operating income for the quarter ended March 31, 1996 was reduced by the corresponding decrease in royalties on the sales of Power Ranger(TM) products. For the quarter ended March 31, 1996, royalties which are included in selling expenses, were approximately 1% of sales as compared to approximately 6% of sales for the quarter ended March 31, 1995.


     Despite lower royalty expense, S&A expenses were higher for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995 primarily due to the continuing integration of Buddy L, including certain duplicate facilities costs of approximately $493,000, and the incremental cost of approximately $567,000 for staffing of four strategic business units ("SBUs"). SBU's are accountable for the sales and marketing for specific product categories: ride-ons, outdoor activities and games, girls and boys toys and holiday products. S&A expenses for the three months ended March 31, 1996 reflect the reversal of approximately $600,000 of certain indemnification reserves due to the expiration of certain time limitations and the reversal of $200,000 of environmental reserves. Excluding the impact of the reversal of the indemnification reserves, S&A expenses were approximately 36% of sales for the three months ended March 31, 1996 as compared to 36% of sales for the three months ended March 31, 1995.


     In the toy segment, the operating loss was $1.2 million for the quarter ended March 31, 1996 as compared to an operating loss of $484,000 for the quarter ended March 31, 1995. The increase in operating loss was due primarily to higher S&A expenses.

     In the holiday product segment, operating loss was $122,000 for the quarter ended March 31, 1996 as compared to an operating loss of $169,000 for the quarter ended March 31, 1995. The decrease in operating loss was due to higher sales and gross profit margins.

     Nonrecurring restructuring and relocation charges were $150,000 for the quarter ended March 31, 1995 and related primarily to establishment of corporate headquarters in Delray Beach, Florida.


     Interest expense was $2.1 million for the three months ended March 31, 1996 as compared to $667,000 for the three months ended March 31, 1995. Interest expense was approximately $437,000 higher due to the issuance of $7.6 million of senior subordinated notes during the third quarter of 1995 to finance the Buddy L acquisition, and approximately $815,000 higher due to higher balances of the Company's revolving credit lines resulting from increased sales, inventory, and accounts receivable levels.


     The tax benefit for the three months ended March 31, 1996 and the three months ended March 31, 1995 approximates the federal statutory rate net of certain nondeductible expenses, primarily amortization of goodwill.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     The results of operations for 1995 reflects the impact of the Marchon acquisition for the full year of 1995 (which acquisition occurred on October 13, 1994) and the impact of the Buddy L acquisition for the second half of the year (which acquisition occurred on July 7, 1995).


     Net sales for the year ended December 31, 1995 increased to $153.7 million from $58.0 million for the year ended December 31, 1994. Unaudited pro forma net sales (assuming Buddy L had been acquired on January 1, 1995) for the full year 1995 would have been $187.2 million. Of the increase in sales, $78.8 million was due to the acquisition of Marchon and Buddy L and $7.2 million was due to the increase in holiday product sales. Approximately 17% and 14% of the Company's sales for the years ended December 31, 1994 and 1995, respectively, were from products licensed under the Power Rangers(TM) license, assuming the inclusion of Marchon's net sales for the full year of 1994, on an unaudited pro forma basis. The Company deemphasized production of these products in 1995 based on its belief that the popularity level of these toys was not sustainable.



     The net loss for the year ended December 31, 1995 was $4.5 million as compared to net income of $589,000 for the year ended December 31, 1994. The net loss for the year ended December 31, 1995 is due primarily to $7.6 million of nonrecurring restructuring and relocation charges incurred, which were related primarily to the acquisitions of Buddy L and Marchon and the establishment of corporate headquarters in Delray Beach, Florida. These costs include $4.2 million for relocation of Buddy L's operations to North Carolina; $2.3 million for the establishment of corporate headquarters in Delray Beach, Florida; $783,000 for employee severance; and $300,000 for lease termination costs for duplicate facilities. As a result of the Company's acquisitions, amortization of intangibles increased to $1.7 million for 1995 from $304,000 in 1994.



     Toy sales increased to $121.6 million for 1995 from $33.0 million for 1994. The increase was due to sales from acquired toy lines of $78.8 million, as well as sales of new products such as Big Wheelie(TM), and increased sales of other ride-on products.


     The Company's sales of holiday products increased from 1994 to 1995 by $7.2 million or approximately 29% due to increased sales volume in all three major categories of its holiday products segment -- Christmas, Halloween and Easter.


     Gross profit margins were lower for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due primarily to (i) the sale of products from the Buddy L product line (which generally had lower margins than the Company's historical lines) and as a result of the Company's decision to honor low-margin product delivery commitments made by Buddy L prior to the Company's acquisition of the assets, (ii) higher raw material prices in 1995 as compared to 1994 (principally plastic and paperboard products) and (iii) to unfavorable production cost variances related to the Company's efforts to reduce manufacturing costs (particularly by integrating domestic manufacturing at the Company's Tarboro, North Carolina manufacturing facility).



     S&A expenses are higher for the year ended December 31, 1995 as compared to the year ended December 31, 1994 primarily due to the integration of Marchon and Buddy L, a $5.1 million increase in media advertising expenditures, the establishment of a marketing department and product design and development group for expenses totaling approximately $2.9 million, and an increase in royalty expense of $2.9 million resulting primarily from sales of Power Rangers(TM) licensed products in the toy segment. Advertising expenses were 4.4% of toy sales for 1995 as compared to less than 1% for 1994. S&A expenses were 22.8% of sales for 1995 as compared to 28.4% for 1994, reflecting the allocation of such expenses over a larger net sales base.

     Operating income, excluding the effects of the nonrecurring charges for both the toy and holiday product segments, increased for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due primarily to higher sales levels. In the toy segment, operating income was $1.9 million for the year ended December 31, 1995 as compared to operating income of $127,000 for the year ended December 31, 1994. In the holiday product segment, operating income was $4.9 million for the year ended December 31, 1995 as compared to $3.3 million for the year ended December 31, 1994. Operating income for 1994 also reflected expenses of approximately $275,000 resulting from charitable contributions made at the direction of the former management group which are not directly attributable to the Company's toy and holiday product segments.

     Income from interest, dividends and realized gains declined for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due to lower cash and marketable securities balances during the year ended December 31, 1995 as compared to the year ended December 31, 1994. Included in interest, dividends and realized gains for 1995 is a gain of $330,000 on the sale of a vacant office building.


     Interest expense was $6.0 million for the year ended December 31, 1995 as compared to $1.4 million for the year ended December 31, 1994. Interest expense was higher by approximately $1.7 million due to the issuance of $15.0 million principal amount of convertible debentures during the last quarter of 1994, by approximately $900,000 due to the issuance of $7.6 million principal amount of senior subordinated notes during the third quarter of 1995, and by approximately $1.2 million due to higher balances of the Company's revolving credit lines resulting from increased production, inventory and accounts receivable levels.


  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The results of operations for 1994 reflect the results of operations of Marchon since its acquisition by the Company on October 13, 1994.


     Net income was $589,000 for the year ended December 31, 1994 as compared to net income of $24.3 million for the year ended December 31, 1993. Net income for the year ended December 31, 1993 was primarily due to the gain net of tax of $27.1 million recorded on the sale of assets of The Isaly Klondike Company ("Isaly Klondike") and Popsicle Industries Ltd. ("Popsicle Canada"), which was included as part of "income from discontinued operations." See Note 15 of Notes to Consolidated Financial Statements.



     Income (loss) from continuing operations before income taxes was $1.4 million for 1994 and $(450,000) for 1993. The increase for 1994 was due to improved operating income resulting principally from lower corporate expenses of $5.3 million. The improvement in operating income was partially offset by substantial increases in the cost of certain raw materials, $417,000 of expenses incurred for the establishment of an in-house sales force for toys and a new management infrastructure, higher research and development cost of $802,000, a one-time charge of $189,000 relating to the 1994 management changes, and a charge of $275,000 for charitable contributions to the Empire Foundation. The loss from continuing operations before income tax for 1993 was principally due to expenses of $3.6 million for two executive retirement pay packages, $2.0 million for charitable contributions, and a $500,000 charge for indemnification obligations. This loss for 1993 was partially offset by the $2.9 million gain on the settlement of a Connecticut tax assessment.



     Sales from continuing operations increased to $58.0 million for the year ended December 31, 1994 as compared to $41.4 million for the year ended December 31, 1993. For 1994, sales for the toy segment increased 56%. This was principally due to the acquisition of Marchon during the fourth quarter of 1994. This increase is partially offset by a 2% decline in the Company's historical toy business. Approximately 27% of Marchon full year 1994 sales were from products which incorporated the Power Ranger(TM) license.


     The Company's sales of holiday products increased from 1993 to 1994 by $4.8 million or approximately 24% because of increased sales volume in all major categories of its holiday products segment -- Christmas, Halloween and Easter.

     The toy segment had lower operating income for the year ended December 31, 1994 as compared to the year ended December 31, 1993 due primarily to higher raw material prices, higher research and development cost, and expenses incurred in the establishment of a new management infrastructure. The increase in the Company's consolidated operating income was primarily due to reduced S&A expenses as a percent of sales, which were 36% in 1993 as compared to 28% in 1994. Historically, the Company and Marchon sold its toys primarily through its independent commissioned sales representatives. During 1994, the Company incurred $417,000 to establish an in-house sales force for the sale of domestic toys while continuing to incur the cost of commissioned sales representatives through December 31, 1994. Operating income for 1993 included a $485,000 gain from the sale of equipment.


     Despite higher sales, operating income from the holiday products segment for 1994 declined from 1993 primarily due to higher raw material prices and a more competitive pricing environment for the segment's products.

     Corporate expenses decreased to $2.5 million in 1994 from $7.8 million in 1993 despite charges during 1994 of $189,000 for expenses related to the management changes and $275,000 for charitable contributions to the Empire Foundation. Corporate expenses for 1993 included $3.6 million for retirement pay packages for two executives of the Company, $2.0 million for charitable contributions to the Empire Foundation and $500,000 for certain indemnification obligations related to a sale of a subsidiary in a prior year.


     Income from interest, dividends and realized gains decreased for 1994 as compared to 1993, principally due to the use of the Company's cash and investments to fund the September 30, 1994 redemption of $76.9 million of Company stock. During 1994, the Company expensed $773,000 for unrealized losses on marketable securities to reflect a permanent impairment in the value of the Company's marketable securities.


     Interest expense decreased to $1.4 million for the year ended December 31, 1994 from $2.9 million for the year ended December 31, 1993. Interest expense for 1993 included $1.5 million of interest cost related to the settlement of an income tax audit.

     For 1994, income tax expense is higher than the federal statutory rate primarily due to certain nondeductible expenses. For 1993, income tax expense was increased by $1.2 million as a result of the settlement of an income tax audit. Income from discontinued operations is reported net of related tax expense for 1993.

SEASONALITY AND QUARTERLY RESULTS

     Sales of many toy products are seasonal in nature. Purchase orders for the Christmas selling season are typically secured in the months of April, May and June so that by the end of June, the Company has historically received orders or order indications for a substantial majority of its full year's toy business. The Company also offers products sold primarily in the spring and summer months including Water Works(TM) pools, Crocodile Mile(R) water slides and other items, which are shipped principally in the first and second quarters of the year and counter some of this seasonality. In addition, Big Wheel(R) and Power Driver(R) ride-ons, Grand Champions(R) horses and Buddy L(R) vehicles ship year-round. The Company's production generally is heaviest in the period from June through September. Typically over 60% of toy product revenues are generated in the second half of the year with September and October being the largest shipping months. As a result, a disproportionate amount of receivables are collected and trade credits are negotiated in the first calendar quarter of the following year. The Company expects that its quarterly operating results will vary significantly throughout the year.


     Sales of holiday products, which are also seasonal in nature, are heavily concentrated in the Christmas and Halloween shopping season. Therefore, substantially all shipments and operating income of the holiday products segment occur in the third and fourth quarters of the year. Of 1995 sales of holiday items, 53% occurred in the third quarter and 37% occurred in the last quarter. Most Easter sales are made in the first quarter. Holiday products can be manufactured throughout the year in anticipation of seasonal demand, because of the more stable nature of the product line.

     The following table sets forth summary unaudited financial information of the Company for each quarter in 1994 and 1995 and the first quarter of 1996. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future:

                                         1994                                       1995                       1996
                        --------------------------------------    ----------------------------------------    -------
                          Q1        Q2        Q3        Q4(1)       Q1         Q2        Q3(2)       Q4         Q1
                        ------    ------    -------    -------    -------    -------    -------    -------    -------
                                                               (IN THOUSANDS)
Net sales............   $6,740    $4,677    $19,966    $26,581    $19,088    $19,631    $53,621    $61,404    $22,186
Gross profit.........    1,372       995      6,324      8,716      6,151      6,692     13,975     15,021      5,969
Selling and
  administrative.....    2,214     2,451      3,691      8,086      6,804      7,612     10,952      9,692      7,298
Nonrecurring
  restructuring and
  relocation
  charges............     --        --        --         --          (150)      (409)    (1,177)    (6,937)     --
Net income (loss)....   $  (47)   $ (598)   $ 1,960    $  (726)   $(1,006)   $(1,262)   $    53    $(2,286)   $(2,156)

- ------------------------------
(1) During the fourth quarter of 1994, the Company acquired Marchon. See Note 3 of Notes to Consolidated Financial Statements.

(2) During the third quarter of 1995, the Company acquired Buddy L. See Note 3 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     A substantial portion of the Company's shipments of its toys produced in the United States are sold with seasonal dating terms. Payments on sales of the Company's spring toy product lines produced domestically are generally due June 10th and payments on sales of its fall products are generally due December 10th. Goods sourced in the Far East are primarily sold under bank letters of credit, with most payments received within 30 days of shipment. A substantial portion of the Company's shipments of holiday products are made on terms that permit payment more than 90 days after shipment of merchandise. Such shipments are generally made after June and require payment by December 10 of the year in which shipment is made.

     Due to the seasonality of its revenues, the Company's working capital requirements fluctuate significantly during the year. The Company's seasonal financing requirements are highest during the fourth quarter and lowest during the first quarter.


     During May 1996, the Company entered into a new secured bank facility which provides up to $85 million in financing. The financing is for a three-year term at an interest rate of prime plus 1% or LIBOR plus 2.75%. Of the $85 million, $12 million is in the form of a three-year term loan secured by the Company's domestic machinery, equipment and real property. The balance of the availability under the loan agreement is revolving borrowings based on the Company's domestic accounts receivable and inventory balances as defined. The collateral under the loan agreement is substantially all of the domestic assets of the Company. The facility replaces two domestic facilities of $25 million each. As of May 31, 1996, approximately $51 million of borrowings were outstanding under the new bank facility and an additional $5 million of borrowings were available thereunder.



     The liquidity and capital resources of the Company reflect the July 7, 1995 acquisition of the toy business assets of Buddy L for a cash outlay of $20.1 million, funded in part through the issuance of $7.6 million principal amount of three-year senior subordinated notes and the issuance of preferred and common stock. See "Certain Transactions -- The Buddy L Transaction." The Company intends to exercise its option to redeem all of the senior subordinated notes on July 7, 1996 (for 110% of the original principal amount) and thereby retire the related warrants to purchase common stock. Consideration payable by the Company in connection with the acquisition of Buddy L also includes a five-year earnout (over the five years ended December 31, 2000 with the payment for each year, if any, made by April 30 of the following year) based upon an amount equal to either 1.5% of the consolidated net revenues of the Company's and Buddy L's products or, at Buddy L's option, a percentage of the Company's consolidated earnings before interest and income taxes based on the sales of Buddy L products, but in no event will the earnout be less than $3.25 million, with the excess over $3.25 million subject to dollar for dollar reductions for certain offsets that are not to exceed $10 million. The amount of the earnout is also limited so as not to exceed certain levels except under certain circumstances. As of March 31, 1996, the Company had asserted offset claims of approximately $7.8 million. Based on the amounts of such offsets, the Company does not anticipate that it will be required to make any earnout payments with respect to the year ended December 31, 1996 and that the payment, if any, for the year ended December 31, 1997 will not be material. The amount of earnout payments, if any, is dependent upon the Company's future offset claims and financial performance, subject to required minimum payments of $750,000 in April 1999 and $1.25 million in April 2000. No assurance can be given with respect to the actual amount of any such payment.


     Marchon Toys, Ltd., a subsidiary of the Company located in Hong Kong, meets its working capital needs through two bank credit facilities which are due on demand. Marchon Toys, Ltd. can borrow up to approximately $2.5 million at interest rates ranging from 0.5% to 1.75% over the banks' prime rate. The availability of borrowings is primarily based on Marchon Toys, Ltd.'s accounts receivable and inventory balances. All of Marchon Toys, Ltd.'s assets are collateralized under the loan agreements.

     The Company's accounts receivable decreased by approximately $19.6 million during the three months ended March 31, 1996. The cash generated from accounts receivable primarily funded the increase in inventory of $9.2 million, the decrease in accounts payable of $3.7 million, and the decrease of notes payable and current portion of long-term debt of $2.7 million. At March 31, 1996, the Company had letters of credit outstanding totaling $1.2 million.

     The Company's inventory, accounts receivable, notes payable, and accounts payable balances were considerably higher at December 31, 1995 as compared to December 31, 1994, due to the acquisition of Buddy L and sales growth of the Company. At December 31, 1995, the Company had letters of credit outstanding totaling $1.2 million. The Company used approximately $24.8 million of cash in its operations during the year ended December 31, 1995, primarily to fund the increase in accounts receivable and inventory resulting from the sales growth of the Company (principally due to the Buddy L acquisition) and to pay nonrecurring restructuring and relocation charges.

     Capital expenditures, principally the purchase of tooling for new products, were $970,000 for the first quarter of 1996 as compared to $1.1 million for the first quarter of 1995. Subsequent to March 31, 1996, the Company entered into an operating lease with a commencement date of June 15, 1996 for new molding machines having monthly lease payments of $25,000 for 120 months.

     Capital expenditures, principally the purchase of tooling for new products, were $5.8 million for the year ended December 31, 1995. Capital expenditures for the year ended December 31, 1994 were $4.5 million and related principally to warehouse expansion. The Company's capital budget for 1996 provides for expenditures of approximately $7.5 million to acquire new equipment and tooling and generally upgrade the Tarboro, North Carolina manufacturing facility.

     During the first quarter of 1995, the Company sold marketable securities for net proceeds of $2.1 million.


     Certain of the Company's debt arrangements contain requirements as to the maintenance of minimum levels of working capital, leverage ratios and tangible net worth, and prohibit the Company from paying dividends. Also, certain debt arrangements, including the Company's new secured bank facility, grant various security interests and contain restrictive covenants which limit the ability of the subsidiaries to loan, advance and dividend amounts to the Company, and limit repayment of advances by the Company to such subsidiaries.



     The Company is subject to various actions and proceedings, including those relating to the Change of Control, intellectual property matters, environmental matters and product liability matters. See "Business -- Legal Proceedings" and
Note 12 of Notes to Consolidated Financial Statements.



     The Company believes that cash generated from operations, amounts available under the new bank credit facility and the net proceeds to the Company from this Offering will be adequate to finance its anticipated operating needs for the next 12 to 24 months, including the implementation of the Company's growth strategy other than significant acquisitions, the July 1996 prepayment of the senior subordinated notes and the July 1996 repayment of approximately $4.8 million of notes issued in connection with the Buddy L acquisition. In addition to the sources described above, consummation of any significant acquisitions in the future may require additional debt or equity financing.


IMPACT OF INFLATION

     The primary raw materials used in the manufacture of the Company's domestic toys and holiday products are petrochemical derivatives, principally polyethylene. During 1994 the price of polyethylene increased by approximately 80% from the levels at the end of 1993, with the increases primarily occurring in the third and fourth quarter of 1994. The Company was unable to pass along a significant portion of the price increases during 1995. Beginning in late 1995, the price of polyethylene has declined but still remains above historical levels. The Company has raised prices in an effort to pass along some of these cost increases. Due to the time lag between the purchase of raw materials and the sale of finished goods, results of operations may be only partially affected in the period in which such prices change.

BACKLOG

     The Company had open orders for toys of $17.2 million and $14.4 million as of December 31, 1994 and December 31, 1995, respectively. Backlog at December 31, 1994 did not include orders for product lines acquired from Buddy L. Backlog at December 31, 1994 included $9.5 million of orders for Mighty Morphin Power Ranger(TM) products. Open orders at December 31, 1995 mainly reflected orders for pool products and water slides and did not include orders for fall toy product lines. The Company believes that because order patterns in the retail industry vary from time to time, open orders on any date in a given year are not a meaningful indication of the future sales.

     The Company had open orders of $2.4 million and $4.6 million as of December 31, 1994 and 1995, respectively, for holiday products. Open orders consisted primarily of sales of Easter products. Due to the seasonal nature of this segment, management believes that the amount of open orders at December 31 in any year is not a meaningful indication of future sales.

                                    BUSINESS

GENERAL

     Empire of Carolina, Inc. designs, manufactures and markets a broad variety of toys and plastic decorative holiday products. The Company manages its business through four strategic business units ("SBUs") which are accountable for specific product categories: (i) ride-on products including Big Wheel(R) and Power Driver(R) brands; (ii) outdoor activities and games such as Snow Works(TM) winter sleds and Water Works(TM) water slides and pools (including Crocodile Mile(R) water slides); (iii) girls and boys toys featuring Buddy L(R) cars, trucks and other vehicles and Grand Champions(R) collectible horses; and (iv) holiday products featuring plastic decorative holiday display items, including the recently introduced Light Toppers(TM) outdoor lighting add-ons. The Company believes that it is the market share leader in non-powered ride-ons and in plastic water slides, winter sleds, collectible horses and outdoor decorative holiday products.

     Empire has been a toy manufacturer for approximately 40 years. The Company's business experienced significant change in 1993 when substantial non-toy operations were sold, and since mid-1994 the Company has undergone a change of control and management, established a new business strategy, and effected two acquisitions which added established core toy product lines to the Company's business. Following the divestitures of non-toy businesses, Empire's operations were focused on its toy business, including the Big Wheel(R) non-powered ride-on product line which has been sold throughout the United States since 1970, and its plastic decorative holiday products business. In the third quarter of 1994, current principal stockholders of the Company, led by Steven Geller, the current Chairman and Chief Executive Officer of the Company, acquired control of Empire as a base from which to build a diversified toy and plastic products manufacturing company. In October 1994, Empire acquired Marchon, a toy designer, marketer and manufacturer founded and managed by Marvin Smollar, the current President and Chief Operating Officer of the Company. Marchon's core toy products included Grand Champions(R) collectible horses and Crocodile Mile(R) water slides. In July 1995, Empire acquired the toy business and certain related liabilities of Buddy L Inc., one of the oldest toy brands in the United States whose core toy products included plastic and metal toy cars, trucks and other vehicles and battery-operated ride-ons.

     As a result of these recent transactions, the Company believes it is well-positioned to become a leading U.S. toy manufacturer. The Company's net sales were $41.4 million, $58.0 million and $153.7 million, respectively, for the years ended December 31, 1993, 1994 and 1995. The Company's toy business net sales were $21.1 million, $33.0 million and $121.6 million, respectively, for the years ended December 31, 1993, 1994, and 1995, and contributed 51%, 57% and 79%, respectively, of the Company's consolidated net sales. On an unaudited pro forma basis, 1995 toy sales of the Company, including Buddy L's sales for all of 1995, would have been $155.0 million, or 83% of unaudited pro forma combined sales. In addition, net sales of decorative holiday products were $20.2 million, $25.0 million and $32.2 million, respectively, for the years ended December 31, 1993, 1994, and 1995, and contributed approximately 49% of the Company's consolidated net sales in 1993, 43% in 1994 and 21% in 1995. See Note 13 of Notes to Consolidated Financial Statements.

     The Company's goal is to become a leading supplier of toy and plastic decorative holiday products to retailers throughout the world. As a result of the recent transactions, the Company believes it has the following distinct competitive advantages:

          Experienced Management Team. With one exception, all of the Company's senior management has joined the Company since July 1994. The Company's management team has extensive experience in the toy industry, and most have experience at leading toy companies. Steven Geller began his career in the toy industry in 1962, is the former president of Arco Toys, Inc. and, after its acquisition by Mattel, served as a member of Mattel's senior management executive committee. Marvin Smollar founded Marchon in 1984, and developed its business to approximately $33 million (1993 net sales) prior to its acquisition by the Company in 1994.

          Stable Core Products with Long History of Broad Consumer
     Appeal. Empire, Marchon and Buddy L have produced a number of core product lines consisting of toys and seasonal items which have gained wide product acceptance over the years. The Company's branded products, including Big Wheel(R) ride-ons, Buddy L(R) vehicles, Grand Champions(R) horses and Crocodile Mile(R) water slides, are perennial favorites. The majority of the Company's net sales is from stable products which have long histories of consumer appeal.

          Substantial Domestic Manufacturing and International Sourcing Capabilities. The Company owns and operates a 1.2 million square foot manufacturing facility in Tarboro, North Carolina which management believes is one of the largest plastic toy manufacturing facilities in the United States and offers one of the broadest ranges of plastic manufacturing capabilities, including extrusion, vacuum, blow, injection and rotation plastic molding processes, as well as assembly, sealing and warehousing operations. The Tarboro facility enables the Company to manufacture large products at a domestic location, and has substantial additional capacity during off-peak production periods. In addition, the Company has considerable experience sourcing products through the Far East. The Company's balanced manufacturing capabilities enable it to source or manufacture products domestically or internationally depending on a number of factors including lead time and shipping and labor costs.

          Holiday Product Line. Empire's decorative holiday products have broad appeal to American families and have provided the Company with a stable source of revenue. Production of holiday products uses substantially the same raw materials, equipment, personnel and skills as the Company's toy business. Holiday products can be manufactured throughout the year in anticipation of seasonal demand, enabling the Company to schedule production during off-peak production periods. Holiday products reduce the Company's dependence on major toy retailers by utilizing different channels of distribution, such as home improvement and lawn and garden chains.

          Strong Relations with Many of the Largest Toy Retailers in the
     U.S. Due to the successful history of many of its product lines and its experienced executives, Empire has strong relations with many of the largest U.S. toy retailers. Members of management have worked with these retailers throughout their careers. Since retailers seek a steady supply of high-quality, appealing, price competitive products and reduced dependence on single or limited source suppliers, the toy retail industry benefits by having strong suppliers like Empire, in addition to the largest toy companies such as Mattel, Hasbro and Tyco.

     In order to exploit the available market opportunities in each of the Company's four major product categories, the Company's products are managed through four SBUs, each of which has a general manager accountable for its discrete product lines. SBUs operate across functional lines within the Company to facilitate the design, development, marketing and manufacturing of products. The SBU manager is supported by a direct team of employees as well as support services from other departments, including product development, sales and manufacturing. Management believes that the SBUs create a highly focused, entrepreneurial environment within the Company, and enable each SBU to tailor its products and services to the needs of major customers and to respond quickly and efficiently to changes in the competitive environment.

INDUSTRY

     The Toy Industry

     According to the Toy Manufacturers of America, Inc. ("TMA"), an industry trade group, total domestic shipments of toys, excluding video games and accessories, were approximately $13.4 billion in 1995. According to the TMA, the United States is the world's largest toy market, followed by Japan and Western Europe. The Company estimates that the three largest U.S. toy companies, Mattel, Hasbro and Tyco, collectively represented less than half of total domestic toy shipments in 1995. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of toy products.

     Many factors influence the success of a given toy or product line including attractive product design, play value, pricing, marketing, in-store exposure and product availability. While the success of some toy categories varies from year to year, other categories generally perform well from year to year. The perennial best sellers, which form the backbone of the toy business, are referred to as "core" or "staple" toys. Less enduring products with relatively short life cycles are referred to as "fad" or "promotional" items. Along with providing opportunities for fun and learning, toys traditionally mirror scientific progress, changes in social attitudes and topical customs and values from the adult world. Many of the toys which garner the most attention reflect the latest technological advances, incorporate characters made popular in other mediums or are innovative extensions of core products.

     Toy production is a labor intensive process requiring molding and shaping or cutting and sewing, coloring, painting or detailing, assembling, inspecting, packaging and warehousing. Management believes that the substantial majority of the toys sold in the U.S. are manufactured, either in whole or in part, overseas where labor rates are comparatively low. The largest foreign producer markets are China and, to a lesser extent, other countries in the Far East. Most foreign production is performed by independent contractors who utilize tools, molds and designs provided by U.S. toy companies and who manufacture products under exclusive contracts. While foreign manufacturing operations generally have relatively inexpensive labor costs, such operations require greater lead times than domestic manufacturing and also result in greater shipping costs, particularly for larger toys. The design, production and sale of toy products in the U.S. are subject to various regulations. See "Business -- Regulation."

     Toy manufacturers sell their products either directly to retailers, or to wholesalers who carry the product lines of many manufacturers. There are nearly 74,000 retail outlets in the United States which sell toys and games. These outlets include small, independent toy stores, large toy specialty retailers; general merchandise discount chains; department, drug and variety stores; gift and novelty shops; price clubs and mail order catalogues. Despite the broad number of toy outlets, retail toy sales have become increasingly concentrated through a small number of large chains, such as Toys "R" Us, Inc. ("Toys "R" Us"), Wal-Mart Stores, Inc. ("Wal-Mart"), Kmart Corporation ("Kmart") and Target Stores, Inc., a division of Dayton-Hudson Corp. ("Target"), which generally feature a large selection of toys, some at discount prices, and seek to maintain lean inventories to reduce their own inventory risk. This concentration has tended to favor larger manufacturers who are able to offer these retail chains broader product offerings, higher levels of advertising and marketing support and consistent product support through electronic data interchange and just-in-time delivery programs. The Company believes that the leading toy retailers desire to have a greater number of toy suppliers which offer a variety of quality, branded product lines and which have the financial strength to support the retailers' product distribution requirements.

     While toys are sold year round, toy industry retail sales are heavily weighted toward the fourth quarter when many toys are purchased as holiday gifts. Each calendar year begins with a major international toy fair held in Hong Kong in the first week in January. This trade show is expanded and repeated in New York in the middle of February. The toy fairs allow manufacturers to display their current lines and begin the process of generating purchase orders for the important holiday season. Due to the seasonality and long lead times required for foreign production, retailer buying activity tends to significantly lead production and shipment. See "Management's Discussion of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

     Licensing is a major influence on the toy industry affecting virtually all product categories. Licensing is the business of leasing the right to use a legally protected name, graphic, logo, saying or likeness in conjunction with a product, promotion or service. Licensing is usually accomplished by a formal agreement between the owner or agent of the licensed property (the licensor) and the prospective licensee and typically defines the limits of the license, the standards to be maintained and the compensation (royalties) to be paid the licensee.

     Plastic Decorative Holiday Products Industry

     Plastic decorative holiday products, such as Santa Clauses, snowmen, pumpkins, and Easter baskets, and lighted home and lawn decorative items, generally are sold through retail outlets including mass merchants and home improvement and lawn and garden chains. While the decorative holiday products industry is generally highly fragmented with no dominant market leader, the Company believes that it has a leading market position in several of the product categories in which it participates. The Company is not aware of any other major manufacturer with a significant market share in most of the product categories in which the Company participates.

GROWTH STRATEGY

     The Company's goal is to become a major supplier of toys and related items to retailers throughout the world. In order to achieve this goal, the Company's strategy is to apply the benefits of domestic production and international sourcing capabilities to basic, branded product lines which have well established consumer appeal. Management believes changing industry dynamics favor larger toy companies that can offer a broad selection of popular toy products, supported by consistent, high quality marketing programs to an increasingly concentrated distribution channel. Management also believes that there is significant potential for the Company to leverage its existing relationships with major retailers because many of such retailers are seeking to expand their relationships with suppliers like the Company in order to avoid becoming overly dependent on products from the largest domestic toy companies and to help assure that reliable supplies of quality products may be obtained at competitive prices. The following are the principal elements of the Company's growth strategy:

  - Focus on Core Brands with Long Histories of Broad Consumer Appeal. The Company believes that it possesses a portfolio of branded core product lines which have gained wide market acceptance over the years and which have relatively long product life cycles. Management believes that the Company's core product lines, such as the Big Wheel(R), Buddy L(R) and Grand Champions(R) product lines, provide the Company with a base from which to build a diversified toy and plastic products manufacturing company, and that focusing on products and product line extensions in these core categories will enhance the Company's financial stability and provide a platform for continued revenue growth. Further, because many of the Company's staple products, such as the Big Wheel(R), had not been aggressively marketed for several years prior to the Change of Control, management believes that significant additional growth can be realized by invigorating existing toy lines through effective marketing, improved packaging, and improved and broader advertising.


  - Leverage Existing Manufacturing Capabilities. The Company is in the process of closing the Buddy L manufacturing facility in Gloversville, New York and transferring all domestic production to its 1.2 million square foot facility in Tarboro, North Carolina, which the Company believes will result in significantly improved overhead absorption and operating efficiencies. While the Company expects its machinery and equipment to have a relatively high level of capacity utilization during peak production periods after the domestic manufacturing operations of Buddy L are fully integrated into its Tarboro facility, the Company will continue to have substantial additional capacity during non-peak production periods. Moreover, if additional domestic manufacturing capacity is needed or desired, the Tarboro facility has significant amounts of available space for the installation of additional machinery and equipment. The Company plans to make significant investments in upgrading the equipment and reconfiguring the operations of the Tarboro facility, which management believes will ultimately yield additional manufacturing efficiencies and cost savings.


  - Offer Value to Toy Retailers and Consumers. The Company seeks to establish itself as a value leader in the toy and decorative holiday product industries by offering retailers high quality products and customer support at a price which enables the retailer to realize attractive gross margins. Management believes that the Company's focus on core product lines, when coupled with its domestic manufacturing capabilities and the operating efficiencies which the Company expects to realize upon the integration of all of its domestic manufacturing operations into the upgraded Tarboro facility, will enable the Company to offer high quality core products and position itself as a value leader to retailers. In many product categories, the Company believes that its domestic manufacturing capabilities permit it to provide significant value to customers through high quality products that can be manufactured on shorter lead times with lower shipping costs. Moreover, the Company's strategy of focusing on core product categories allows the Company to gain economies in its advertising expenses by leveraging them over multiple products in a category.

  - Expand International Presence. Management believes that markets outside the United States, including in particular Western Europe and Japan, present significant growth opportunities for the Company. To date, the Company has not aggressively marketed its products in international markets. Sales in such markets accounted for approximately 10% of the Company's consolidated net sales in 1995, in contrast to Mattel and Hasbro, whose international sales represented more than 40% of their total 1995 net sales. In addition, management believes that the international expansion of certain major toy retailers offers opportunities for the Company to leverage its existing relationships with such retailers. A major customer of the Company, Toys "R" Us, had approximately 300 stores in 15 countries outside of the United States as of April 1995 and additional future growth is expected. To capitalize on opportunities in international markets, the Company also plans to develop strategic relationships with independent distributors in key foreign markets, increase its international sales and marketing capabilities and develop or modify its products for sale in international markets.

  - Acquire New Product Lines and Licenses. The Company intends to seek to extend its existing product lines through selective acquisitions of businesses and product lines. The Company also intends to selectively pursue third party licensing opportunities, principally to deepen and expand its existing product lines, as is the case with the Company's existing licenses with Harley-Davidson(R), Disney(R) characters, Chevrolet(R), Chrysler/Jeep(R) and Goodyear(R), and, to a lesser extent, to enter new product categories.

  - Product Innovation and Extension of Core Product Lines. Since the Change of Control in 1994, the Company has created a focused 15 person in-house research and development team and expenditures on research and development of new products have increased from approximately $300,000 in 1993 to approximately $3 million in 1995. Current management of the Company has begun to introduce product line extensions, such as the Big Wheelie(TM) (a pedal-powered ride-on designed to safely "pop a wheelie"), which management believes will strengthen and extend the life cycle of the Company's core product lines. The Company also has begun to apply the design, marketing and manufacturing know-how developed in its toy business to its line of decorative holiday products. The Company has updated many of the characters in its holiday product line as well as introduced innovative new holiday products. For example, the Company recently introduced Halloween and Christmas decorations known as Light Toppers(TM) (decorative caps that fit on standard pathway lights). Management believes that there is significant potential for future product innovation, and intends to aggressively develop new products and product line extensions.

  - Develop Additional Countercyclical Product Lines. The Company intends to continue to develop product lines and categories which will in part counterbalance the seasonality generally present in the toy industry and to take advantage of additional capacity at the Tarboro manufacturing facility during off-peak production periods. The Company believes that its spring and summer product offerings have significant future growth potential, and together with the Company's focus on core product lines which ship year-round, such as Big Wheel(R) ride-ons, Grand Champions(R) horses and Buddy L(R) vehicles, will help reduce the seasonality traditionally associated with the toy industry. Management is also exploring a possible expansion of the Company's decorative holiday product lines, which historically have focused principally on Christmas and Halloween, to include additional Easter product offerings as well as plastic decorative products for other holidays throughout the year, such as the Fourth of July. In addition, in order to utilize excess capacity of the Tarboro facility and the Company's manufacturing expertise, the array of plastic manufacturing capabilities of the Tarboro facility is being considered for use in the production of consumer products other than toys or decorative holiday products.


     The Company believes that cash generated from operations, amounts expected to be available under its bank credit facility and the net proceeds to the Company from this Offering will be adequate to implement its growth strategy for the next 12 to 24 months other than the financing of any significant future acquisitions, which may require additional debt or equity financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PRODUCTS

     The Company produces and sells over 300 items which are grouped into four distinct product categories: Ride-ons, Outdoor Activities and Games, Girls and Boys Toys and Holiday Products.

     Ride-ons

     Big Wheel(R), an internationally recognized branded product, is a three-wheeled, pedal-driven ride-on targeted to appeal to children seven and under and has been marketed in the United States since 1970. Big Wheels(R) are manufactured in a variety of sizes and designs to appeal to boys and girls in various age groups. Certain Big Wheels(R) utilize the Harley Davidson(TM) licensed trademark and styling. Power Driver(R) products are battery operated ride-on vehicles that resemble off-road vehicles, domestic passenger vehicles, motorcycles and racing cars and are targeted at children ages 1 1/2 through seven. Power Drivers(TM) are powered by D Cell or rechargeable batteries and come in either three wheeled or four wheeled models. Power Drivers(TM) are designed for either one or two passengers and travel at speeds ranging from one to five miles per hour. Several models travel in both forward and reverse and certain models are designed for multi-surface use -- hard surfaces, grass and small hills.

     Outdoor Activities and Games

     Snow Works(TM) winter products consist of plastic sleds, toboggans, snowboards, saucers and similar sledding items that come in a variety of styles, sizes and colors. While considered toys, they are also distributed in the traditional sporting goods market and are targeted to the toddler to teenage age groups. Water Works(TM) spring and summer products include above ground pools, water slides and smaller plastic wading pools targeted to toddlers through adult groups and plastic sand boxes targeted to children. Crocodile Mile(R) water slides, a long plastic mat over which water is run, is targeted to the five to teenage age groups. Seasonal toys also include spring and summer items such as T-ball sets, junior golf sets, plastic slides and other outdoor plastic toys. The product lines in this SBU strongly favor domestic production where through its quick manufacturing turnaround capability, the Company can take advantage of weather conditions which stimulate strong reorder business.

     Girls and Boys Toys

     Boys Toys. Buddy L(R) vehicles consist of a wide variety of plastic and metal cars, trucks, airplanes and helicopters. Buddy L(R) vehicles feature electronic voice, lights, sounds, as well as motorized actions and are primarily targeted to boys ages two to eight. Buddy L(R) products include highly detailed, scale replicas of actual vehicles. A few examples include: Dodge Ram 1500(R) pick-up truck, Ford Mustang GT(R), Chevrolet Camaro(R), Jeep(R) Grand Cherokee, Sikorsky(R) Helicopter, F-14 Tomcat Jet, Kenworth(R) 18 Wheelers and Harley-Davidson(R) Motorcycles. Buddy L(R) also offers a wide array of preschool rescue and construction theme vehicles of various shapes and sizes for children ages two through four.

     Girls Toys. Grand Champions(R) is a branded line of collectible horses and accessories which includes realistically sculpted and detailed horses. The Grand Champions(R) line has been offered by the Company for eight years, and has grown through introductions of new breeds, poses, colors, features and packaging. The Sound N' Action Stallion(TM) collection features realistic sounds and features. These horses snort, whinny, "gallop," stomp their foot and rear on their hind legs. Fantasy Fillies(TM) is a new line of colorful horses which were introduced at the 1996 New York Toy Fair. Unicorn and Pegasus Fantasy Fillies(TM) have long manes and tails while Star Prancers have sparkling lights on their manes which can be activated by pulling on their reins.

     Holiday Products

     This family of highly decorated plastic products has illuminated millions of homes and lawns for the last 30 years. Holiday products come in a range of colors, styles and sizes for three major holidays: Easter, Halloween and Christmas. These products include Easter baskets and bunnies, Halloween pumpkin baskets, scarecrows and ghosts, and Christmas nativity scenes, Santa Clauses, snowmen and outdoor candles. Certain of these products are illuminated. In 1996, the Company will introduce Light Toppers(TM) brand Halloween and

Christmas decorations, an innovative new way to decorate walkways and trees. With the popularity of low voltage walkway light fixtures and outdoor lights, Light Toppers(TM) create an easy way to decorate outdoor areas. The Company has relied primarily on its domestic blow molding expertise to establish itself as the leader in high quality illuminated outdoor decorative holiday products.

MARKETING AND SALES

     Toys

     The Company's toy products are sold throughout the world, with the United States representing approximately 90% of estimated 1995 revenues. The balance is sold primarily in Western Europe and South America. In the United States, the Company's products are distributed directly to large retailers, including independent toy stores, toy specialty retailers, general merchandise chain stores, department stores, gift and novelty shops and other retail outlets and, to a lesser extent, to wholesalers who carry the product lines of many manufacturers. In international markets, products are distributed primarily through distributors and direct sales to retailers.

     Although the Company sells to over 1,000 accounts, the Company's three largest customers accounted for an aggregate of approximately 51% of its toy sales in 1995. Sales to Toys "R" Us, Wal-Mart and Kmart accounted for 23%, 15% and 13% of toy sales, respectively, in 1995; 18%, 17% and 11% of toys sales, respectively, in 1994; and 17%, 14% and 8% of toy sales, respectively, in 1993. Of the Company's 1995 consolidated net sales, including sales of holiday products, Toys "R" Us accounted for 18%, Wal-Mart accounted for 18% and Kmart accounted for 12% of such net sales. No other customer accounted for more than 10% of the Company's consolidated net sales in those years. See "Risk
Factors -- Dependence on Major Customers."


     In general, the Company's major customers review its product lines and product concepts for the upcoming year at showings beginning in January and February. By the end of June, the Company has historically received orders or order indications for a substantial majority of its full year's toy business. As is customary in the toy industry, these orders generally may be canceled without penalty at any time before they are shipped. Historically, the greatest proportion of shipments of products to retailers occurs during the third and fourth quarters of each year.


     The Company markets its toys principally through an in-house sales force and a full-time marketing staff that covers most of the United States. In addition, the Company uses several independent sales organizations to serve selected customers or territories, although it has been decreasing its historical emphasis on such organizations. The Company maintains sales offices and showrooms in New York City and Hong Kong for its toy products, as well as a Hong Kong office to oversee the sourcing of foreign production. See Note 13 of Notes to Consolidated Financial Statements.

     Historically, the Company's principal mode of advertising has been cooperative advertising. Starting in 1995, the Company selectively expanded its marketing budget to include television advertising, which generally focuses on the promotion of individual products, such as the Big Wheelie(TM), which reinforce and strengthen a core product line.

     Holiday Products

     The Company markets its holiday items through its recently-developed in-house sales force of full-time salaried employees and approximately 10 independent sales organizations. Senior sales management supervises an independent sales network, with management controlling the largest accounts as house accounts. The Company maintains sales offices and showrooms in New York City for its holiday products along with its toy business. Holiday products are sold to a national market of approximately 35 large retail store chains and to numerous other customers, including wholesalers, distributors and retailers. The Company's marketing strategy also reflects changes in the retailing industry which have created significant new channels of distribution for decorative holiday products, such as home improvement and lawn and garden chains.

     Wal-Mart and Target accounted for approximately 29% and 13%, respectively, of the Company's holiday product net sales in 1995. No other holiday product customer accounted for more than 10% of the Company's total holiday net sales in 1995. See "Risk Factors -- Dependence on Major Customers."

     The Company advertises its holiday items through cooperative advertising allowances to its customers. Management believes that because the Company produces primarily staple products that have achieved market acceptance, it has been able to keep its advertising costs as percentage of holiday products sales low. In 1995, this rate was less than 1%.

NEW PRODUCT DEVELOPMENT AND LICENSING

     Through its product design and development group, the Company regularly refreshes, redesigns and extends existing product lines and develops new product lines. Product design and development are principally conducted by a group of professional designers and engineers employed by the Company. Empire will also enter into licensing agreements to utilize the name, character or product of a licensor in its product line. The Company generally focuses on a licensing agreement as an extension of one of its core product categories. Management recognizes the importance of licensing and continues to conservatively participate in this marketing strategy. The Company's current licenses include certain rights to Harley-Davidson(R), Disney(R) characters, Chevrolet(R), Chrysler/Jeep(R) and Goodyear(R) trademarks.


     The Company devotes substantial resources to product design and development. During the year ended December 31, 1995 the Company spent approximately $3 million in connection with the design and development of products, exclusive of royalty payments. The Company incurred approximately $3 million in research and development expenses during 1995 as compared to approximately $1.1 million during 1994 and approximately $300,000 during 1993. Management expects research and development expenses to be approximately $3.5 million during 1996. Management also expects the rate of growth of the Company's research and development expenditures to decline from the rate of growth in recent years, primarily as a result of the substantial increases in such expenditures following the Change of Control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."


     Product introductions have focused and generally will continue to focus on line extensions relating to core product categories. Before tools, dies and molds for new products are produced, the Company generally prepares mock-ups of such products for exhibition to its customers. The decision to include a new product and to build or have built the necessary tools, dies and molds generally requires preliminary acceptance of the new product by major customers. With respect to new product introductions, the Company's strategy is to begin production on a limited basis until a product's initial success has been proven in the marketplace. The production schedule is then modified to meet demand.

     The Company uses licenses with third parties to permit the Company to manufacture and market toys based on properties which have developed their own popular identity, often through exposure in various media such as television programs, movies and cartoons. The Company focuses on licensing agreements to extend its core product categories. Management recognizes the importance of licensing and continues to conservatively participate in this marketing strategy. Sales of Power Rangers(TM) products represented approximately 18% of toy sales and 14% of consolidated net sales in 1995, and total sales of toys using licensed trademarks represented approximately 32% of toy sales and 25% of consolidated net sales in 1995. With the exception of Power Rangers(TM), no license involved more than 5% of the Company's toy sales in 1995. See "Risk Factors -- License and Royalty Obligations."

     The Company makes selective use of independent toy designers and developers, who bring products to the Company and are generally paid a royalty on the net selling price of any products licensed by the Company. These independent toy designers may also create different products for other toy companies. Sales of products developed by outside inventors were approximately 11% of toy sales and 8% of consolidated sales in 1995.

MANUFACTURING

     The Company has substantial domestic manufacturing and international sourcing capabilities. Approximately 65% of the Company's consolidated net sales in 1995 were attributable to products manufactured in the United States. In contrast, the products of many toy companies are principally manufactured by third parties in the Far East. The Company also has considerable experience in sourcing products through the Far East, which has enabled the Company to develop extensive contacts and expertise in dealing with foreign sources of production. The Company evaluates a number of factors when determining whether to manufacture domestically or source through the Far East, including the available lead time and shipping and labor costs.

     Domestic

     The Company believes that its 1.2 million square foot manufacturing facility in Tarboro, North Carolina is one of the largest plastic toy manufacturing facilities in the United States, and offers a broad array of manufacturing capabilities, including extrusion, vacuum, blow, injection and rotation plastic molding processes, as well as assembly, sealing and warehousing operations. In order to provide greater flexibility in the manufacture and delivery of products, and as part of a continuing effort to reduce manufacturing costs, the Company is concentrating production of its domestically manufactured core products in the Tarboro facility.

     The Company also leases on a month-to-month basis a factory and warehouse facility located in Gloversville, New York where some of the Buddy L(R) products are still manufactured. The Company decided not to acquire the Gloversville facility in connection with the Buddy L acquisition and is in the process of closing that facility and transferring all domestic production to Tarboro, which the Company believes will result in significantly improved overhead absorption and higher operating efficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     The Company expects the machinery and equipment at its Tarboro facility to have a relatively high level of capacity utilization during peak production periods after the domestic manufacturing operations of Buddy L are fully integrated. However, such facility will continue to have substantial additional capacity during non-peak production periods and, if additional domestic manufacturing capacity is needed or desired, the Tarboro facility has significant amounts of available space for the installation of additional machinery and equipment. Beyond increasing utilization, the Company has started a significant capital investment program to upgrade the Tarboro facility, including purchase of new equipment, the reconditioning and refurbishing of machines and tools, and the rearrangement of production flows in order to optimize worker efficiency and plant capacity. Management believes these steps will yield additional manufacturing efficiencies and cost savings. However, recoupment of the Company's expenditures on this modernization program will require more than one year, and no assurance can be given as to the Company's ability to achieve any level of utilization or increased productivity.

     The Company bases its production schedules on customer orders, historical trends, the results of market research and current market information. The actual shipments of products ordered and the order cancellation rate are affected by consumer acceptance of the product line, the strengths of competing products, marketing strategies of retailers and overall economic conditions. Unexpected changes in these factors can result in a lack of product availability or excess inventory in a particular product line. Accordingly, the Company closely monitors market activity and adjusts production schedules accordingly.

     The Company manufactures its products chiefly from plastic resins. The Company purchases certain plastic and non-plastic component parts and accessories from various sources, including several located in Asia and Mexico. Products are assembled, painted, decorated and packaged at the Company's facilities and stored there for shipment.

     Foreign

     The Company sources product from various manufacturers in the Far East through its facilities in Hong Kong. Approximately 40 manufacturers are utilized for this purpose, with over 98% of this production taking place in China. The Company's policy is generally to maintain ownership of all tooling used in manufacturing its toys. Items sourced by the Company in the Far East generally are sold under letters of credit to U.S. and international customers. However, approximately 30% of the Company's foreign production (based on cost) is sold in inter-company transactions to Empire in the United States which in turn sells it to U.S. customers which cannot open letters of credit or which require shorter lead times than Empire's foreign production program permits.


     The inability to obtain its products from foreign manufacturers because of trade restrictions, work stoppages or otherwise, or a material rise in tariffs, could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Foreign Sourcing."

RAW MATERIALS

     The basic raw materials used by the Company are petrochemical resin derivatives such as polyethylene and high impact polystyrene. Petrochemical plastic resin derivatives were the single largest raw material component in cost of goods sold in 1995. The cost of resin has been subject to volatility during the past two years. In 1995, the Company obtained approximately 28% of its petrochemical derivatives from a major domestic chemical company and the balance from several other sources. The Company generally does not enter into long-term supply contracts. The Company believes that an adequate supply of petrochemical derivatives is available from existing and alternate suppliers. There can be no assurance, however, that there will not be disruptions in the availability of such supply. The other materials necessary to the various aspects of the Company's business are generally available in the marketplace from numerous suppliers.

     Costs of petrochemical derivatives are affected by domestic demand and supply as well as the value of the United States dollar in relation to foreign currencies. The Company does not enter into any hedging or similar transactions with respect to its raw materials. During 1994 the price of polyethylene increased by approximately 80% from the levels at the end of 1993, with the increases primarily occurring in the third and fourth quarter of 1994. The Company has raised prices in an effort to pass along a portion of these cost increases. The Company was unable to pass along a significant portion of the price increases during 1995. At the beginning of 1995, the price of polyethylene declined but still remains above historical levels. Due to the time lag between the purchase of raw materials and the sale of finished goods, results of operations may be only partially affected in the period in which such prices change. See "Risk Factors -- Raw Material Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Inflation."

COMPETITION

     The toy industry is highly competitive, with competition based primarily on product design, promotion, price, quality and play value. In recent years, the toy industry has experienced rapid consolidation driven, in part, by the desire of industry competitors to offer a range of products across a broader variety of categories. The Company competes with several larger toy companies, such as Mattel, Hasbro and Tyco, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its product. The larger toy companies, which generally have greater financial resources than the Company, have generally pursued a strategy of focusing on core product lines. Core product lines are those lines which are expected to be marketed for an extended period of time, and which historically have provided relatively consistent growth in sales and profitability. By focusing on core product lines, such toy manufacturers have been able to reduce their reliance on new product introductions and the associated risk and volatility. The Company also competes with various foreign toy manufacturers and marketers. Toy manufacturers such as the Company also compete with recreational products and services that are alternatives or substitutes for toys, including video games and computer software entertainment products. It is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. Further, the introduction of new products and product lines by the Company makes its operations susceptible to the risks associated with new products, such as production, distribution and quality control problems and the need to gain customer acceptance. See "Risk Factors -- Competition."

     The sale of holiday products is also competitive. The primary competitive factors in the sale of holiday products are price, design and product quality. The decorative holiday products industry is generally highly fragmented with no dominant market leader. However, the Company believes that it has a leading market position in several of the product categories in which it participates and the Company is not aware of any other major manufacturer with a significant market share in most of the product categories in which the Company participates.

REGULATION

     The Company's toys are subject to the provisions of the Consumer Product Safety Act, the Federal Hazardous Substances Act (including the Federal Child Protection and Toy Safety Act of 1969) and the Flammable Fabrics Act, and the regulations promulgated thereunder. The Consumer Product Safety Act and the Federal Hazardous Substances Act, enable the Consumer Product Safety Commission to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of a banned hazardous substance. The Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products.

     In addition, the Company may be required to give public notice of any hazardous or defective products and to repair, replace or repurchase any such products previously sold. The Company is also required to report to the CPSC any information which reasonably supports the conclusion that any of its products may be defective or entail a substantial risk of injury to the public. The Company is also subject to various state, local and foreign laws designed to protect children from hazardous or potentially hazardous products. If any of the Company's products materially contributing to its dollar volume of sales were found to be hazardous to the public health and safety or to contain a defect which created a risk of injury to the public, it could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Product Liability and Regulation."

     The Company maintains a quality control program to comply with the various federal, state, local and international product safety requirements, as well as to maintain appropriate quality and reliability standards of its products.


     The Company uses paint and other raw materials classified as hazardous substances and generates waste in the manufacture of its products. The Company is subject to federal and state regulations in the emission, storage and disposal of such materials. See "Risk Factors -- Product Liability and Regulation."


TRADEMARKS AND PATENTS

     The Company believes that selective use of patent, copyright and trademark protection is significant in protecting the Company's rights in its products and establishing product recognition. The Company has registered more than 60 trademarks in the U.S., including Big Wheel(R), Crocodile Mile(R), Zig Zag Zoom(R), Grand Champions(R), MR-1 Racing(R), Power Drivers(R) and Buddy L(R), and owns approximately 30 U.S. patents, including several relating to features of its Crocodile Mile(R) water slides. Other U.S. trademark and patent applications are pending. The Company has also sought and obtained trademark protection with respect to certain of its product lines in selected countries outside of the United States in which such products are sold.

OTHER


     The Company also manufactures and sells apparel buttons, buckles and novelty items for use in the garment industry. The Company has signed a letter of intent with respect to the sale of this business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

EMPLOYEES


     At May 31, 1996, the Company had approximately 1,200 employees in the United States, approximately 1,000 of whom were full-time employees, and approximately 55 employees in Hong Kong and China. Two employees of the Company who work in the Company's button, buckle and novelty item business are covered by a collective bargaining agreement which expires on September 30, 1997. The Company has signed a letter of intent with respect to the sale of such business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The Company generally considers its employee relations to be good.


PROPERTIES


     The 1.2 million square foot Company-owned manufacturing and warehouse facility in Tarboro, North Carolina is the Company's most significant real estate interest. The Company also leases on a month-to-month basis a factory and warehouse facility located in Gloversville, New York where substantially all of the Buddy L(R) products are currently manufactured. The Company is in the process of closing the Gloversville facility and transferring all domestic production to Tarboro. The integration of Buddy L's manufacturing operations into the Tarboro facility is expected to be substantially complete in the third quarter of 1996. After such date, the Company intends to warehouse certain inventory in the leased Gloversville warehouse facility on a month-to-month basis. See "Business -- Manufacturing."


     The Company also owns a small facility in Tarboro which the Company presently uses to manufacture and sells plastic apparel buttons, buckles and novelty items for use in the garment industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     The Company also leases showroom, office and warehouse space in various locations, including Delray Beach, Florida, New York, New York, Hong Kong, St. Louis, Missouri and Mayfield, New York. See "Certain Transactions." In the opinion of management, the Company's various properties used in operations are generally in good condition and adequate for the purposes for which they are utilized. However, the Company is presently seeking to expand its executive offices in Delray Beach, Florida.

LEGAL PROCEEDINGS

     Change of Control Related Litigation. An action was commenced on October 19, 1994 in the Court of Chancery of the State of Delaware (New Castle County) against the Company as a nominal defendant. The action names Maurice A. Halperin, Barry S. Halperin, Carol A. Minkin, Halco Industries, Inc., Jeffrey Swersky, Carl Derman and Steven Geller as defendants. The complaint in the action, which includes class and derivative claims, alleges, among other things, that the redemption of the Halperin Group's Common Stock in connection with the Change of Control occurred at a substantial premium; that the transfer of control from the Halperin Group to Mr. Geller was inequitable; that the Halperin Group exercised its control of the Company to appropriate its assets for its own benefit to the detriment of the plaintiffs; and that certain loans between the Company and Halco were on terms unfavorable to the Company. The Company is only a nominal defendant in the derivative claims, but the Company has agreed to indemnify the Halperin Group to the extent permitted by law, with certain exceptions. A motion to dismiss the claims was granted on February 5, 1996. The plaintiff filed a notice of appeal, and on May 2, 1996 filed a voluntary dismissal of his appeal. If the indemnification obligations of the Company to the Halperin Group discussed above were triggered, substantial liabilities by the Company could result. The Company is unable at this time to determine if the indemnification agreement will be triggered, and, if so, the extent of financial exposure on the part of the Company to the Halperin Group.

     Intellectual Property Litigation. George Delaney and Rehkemper I.D., Inc.
v. Marchon, Inc., is an action pending in the Circuit Court of Cook County, Illinois which was commenced on December 3, 1990, arising from a business arrangement between the plaintiffs and Marchon alleging an interest in one of Marchon's products. On November 22, 1991, the trial court judge issued an opinion and dismissed plaintiff's complaint with prejudice. Plaintiffs appealed and, on September 23, 1993, the Appellate Court reversed the dismissal and remanded the case for further proceedings. To date, the plaintiffs have not initiated any further proceedings in the trial court.

     On August 4, 1992, a patent infringement action was filed against Marchon and Toys "R" Us, entitled Dennis Merino v. Marchon, Inc. Damages were originally determined by the jury to be $175,802. Subsequently, the Court, overturned the jury verdict in part. The Court then entered an Amendment Judgment, which included prejudgment interest in the amount of $33,472; damages in the amount of $112,956; Merino's expenses, which were eventually found to be $39,336; and an injunction against the manufacture, use or sale in the United States of Marchon's Surf City and Super Surf Slide Waterslides or any waterslides merely colorably different therefrom by Marchon and Toys "R" Us. On June 3, 1994, Merino filed a Notice of Appeal on the issues of whether Marchon's Crocodile Mile(R) and Super Crocodile Mile(R) waterslides infringe plaintiff's patent. On June 17, 1994, Marchon cross-appealed on the issues of invalidity, patent non-use, non-infringement of the Surf City and Super Surf Slide waterslides and the scope of the injunction. On August 5, 1994, the court entered an order granting Marchon a stay of enforcement of the judgment pending appeal. Empire's present and past Crocodile Mile(R) waterslides were found non-infringing, and the two products alleged to be infringing are no longer marketed. On January 16, 1996, the U.S. Federal Court of Appeals affirmed the other court's finding. Merino has filed a petition for reconsideration.

     Environmental Matters. CLR Corporation ("CLR"), a 75%-owned subsidiary of the Company, is alleged by the EPA to be responsible for disposal activities of two former subsidiaries at two Superfund sites, located in Southington, Connecticut and Bennington, Vermont. CLR is among numerous potentially responsible parties identified by the EPA in connection with each site. The Company intends to vigorously contest each of these matters. It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. As of March 31, 1996, the Company had reserves for environmental liabilities of approximately $400,000. Estimates of costs of future remediation are necessarily imprecise due to, among other things, the allocation of costs among potentially responsible parties.


     On or about May 28, 1996, a complaint was filed in the United States District Court for the Middle District of Pennsylvania in a Superfund lawsuit captioned United States of America v. Keystone Sanitation Company, Inc., et al., and naming as a third-party defendant, among 178 others, Empire of Carolina, Inc., as a successor to or d/b/a or f/d/b/a Isaly Klondike Company. The complaint also names the Hanover Klondike Company (a predecessor by merger to Isaly Klondike), Isaly Klondike and Good Humor Corporation (as a successor to Isaly Klondike). This Superfund suit seeks recovery of clean-up costs associated with the Keystone Sanitation site in Pennsylvania. The Isaly Klondike Company is alleged to have sent materials to the site. Isaly Klondike and Empire sold certain assets to an affiliate or subsidiary of Good Humor Corporation in 1993. The complaint seeks relief under CERCLA and its Pennsylvania state equivalent, the Pennsylvania Hazardous Site Clean-Up Act, claiming that all of the third-party defendants are liable directly as potentially responsible parties and/or in contribution for the costs incurred by the third-party plaintiffs in investigation and cleaning up the Keystone Site. The Company intends to vigorously contest this matter. The Company may be subject to various other potential environmental claims by the EPA and state environmental regulatory authorities with respect to other sites. Other than the Keystone Sanitation matter, neither the EPA nor any state environmental regulatory authorities have initiated or threatened litigation regarding any of these sites to date. Although it is possible that additional environmental liability related to these matters could result in amounts that could be material to the Company's business, financial position and results of operations, a reasonably possible range of such amounts cannot presently be estimated.


     Product Liability Matters. Due to the nature of its business, the Company at any particular time is a defendant in a number of product liability lawsuits involving personal injury allegedly related to the Company's products. Many of these claims allege damages for injuries suffered from the use of the Company's products. Typical product liability claims might include allegations of failure to warn, design defects or defects in the manufacturing process. While the Company maintains product liability insurance, no assurance can be given that such insurance will cover all such product liability claims, that an insurer will seek to deny or limit coverage or that an insurer will be solvent at the time of any covered loss. Further, there can be no assurance that the Company will be able to obtain insurance coverage at acceptable levels, costs and coverages in the future. Successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, financial condition and results of operations. It is also likely that, due to deductible and self-retention levels under the Company's insurance policies, the assertion in any given year of a large number of claims against the Company could have a similar effect on the Company. See "Risk Factors -- Product Liability and Regulation."

     Routine Matters. In addition, the Company is involved from time to time in routine litigation incidental to its business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, the Company believes that none of such proceedings, either individually or in the aggregate, will have a material adverse effect on the financial condition of the Company.

                                   MANAGEMENT

     The following table sets forth certain information concerning each of the Company's directors and executive officers and certain key employees:


            NAME               AGE                          POSITION(S)
- ----------------------------   ---    -------------------------------------------------------
Steven E. Geller............   54     Chairman of the Board of Directors and Chief
                                      Executive Officer
Marvin Smollar..............   51     President and Chief Operating Officer; Director
Michael S. Bauer............   55     Executive Vice President - Sales and Marketing of EII
Stuart J. Drell.............   55     Executive Vice President - Operations of EII
Steven Rosenthal............   48     Senior Vice President - Sales of EII
Roy M. Cohen................   44     Senior Vice President of EII; General Manager -
                                      Outdoor Activities and Games
Harvey A. Katz..............   44     Senior Vice President of EII; General Manager -
                                      Holiday Products
Bradley D. Kurtz............   38     Senior Vice President of EII; General Manager - Ride-on
                                      Toys
Thomas W. Prichard..........   37     Senior Vice President of EII; General Manager -
                                      Girls and Boys Toys
J. Artie Rogers.............   36     Senior Vice President - Finance and Assistant Secretary
Kar Ye Yeung................   53     Vice President and Managing Director of Marchon Toys
                                      (Hong Kong) Ltd.
Robert A. Mistron...........   53     Senior Vice President - Operations of EII
Lawrence A. Geller..........   32     Secretary and Counsel
Leonard E. Greenberg........   68     Director
Steven N. Hutchinson........   45     Director
Eugene M. Matalene, Jr. ....   48     Director
Peter B. Pfister............   36     Director


     Steven E. Geller has 34 years experience in the toy industry. Mr. Geller has served as Chairman of the Board and Chief Executive Officer of the Company since September 1994, and as Chairman of the Board and Chief Executive Officer of EII since July 1994. Prior to joining the Company, Mr. Geller served as President of Arco Toys, Inc., a wholly owned subsidiary of Mattel from December 1986 through December 1991 and as a consultant for Mattel from January 1991 through December 1993. From January 1994 to July 1994, Mr. Geller was self-employed, engaged in structuring, negotiating and financing the acquisition of the Company. See "Certain Transactions."

     Marvin Smollar has 18 years experience in the toy industry. Mr. Smollar has been President and Chief Operating Officer of the Company since October 1994. He founded Marchon, Inc. in 1983 and served as President of Marchon until its acquisition by the Company in October 1994. From 1978 to 1983, Mr. Smollar was a co-founder and President of Kidco, Inc., a toy manufacturer and marketing company. Mr. Smollar is an attorney and prior to entering the toy industry in 1978, he practiced patent, trademark and copyright law. See "Certain Transactions."

     Michael S. Bauer has 30 years experience in the toy industry. Mr. Bauer has served as a consultant to the Company since February 1996, and as of May 1, 1996, will serve as Executive Vice President -- Sales and Marketing of EII. From 1988 to 1996, Mr. Bauer owned and managed MSB, Inc., a management consulting firm specializing in toy sales and marketing. Mr. Bauer served as Executive Vice President of Sales of Coleco Industries (toy company) from 1985 to 1988.

     Stuart J. Drell has 35 years experience in the toy industry. Mr. Drell has served as Executive Vice President of EII since November 1994. Prior to joining the Company, he served as an Executive Vice President of Grand Toys from 1993 to 1994, as a Vice President of Tyco from 1991 to 1992 and as President of Matchbox USA (toy company) from 1989 to 1991.


     Steven Rosenthal has 20 years experience in the toy industry. Mr. Rosenthal has served as Senior Vice President -- Sales of EII since 1995. Prior to joining the Company, Mr. Rosenthal served in various positions at Remco Toys for more than five years, most recently as Senior Vice President of Marketing.


     Roy M. Cohen has 20 years experience in the toy industry. Mr. Cohen has served as Senior Vice President of EII and General Manager -- Outdoor Activities and Games since July 1995. Prior to joining the Company, Mr. Cohen founded KidSource, Inc. in 1993 and served as its President and Chief Executive Officer. From 1987 to 1993, Mr. Cohen was a founding executive of Sports Authority Inc. (sporting goods retailer) and served as its Senior Vice President of Merchandising and Marketing. Mr. Cohen served as Vice President and General Merchandise Manager of Child World Stores from 1983 to 1987.

     Harvey A. Katz has 22 years experience in the toy industry. Mr. Katz has served as Senior Vice President of EII and General Manager -- Holiday Products since December 1994. He was Senior Vice President of Sales and Marketing for Marchon from 1989 until the acquisition of Marchon by the Company in 1994. Mr. Katz has also served in senior sales and marketing positions with Arco Toys, Inc., LJN Toys, Knickerbocker Toys, and as a toy buyer with J.C. Penney Co.

     Bradley D. Kurtz has four years experience in the toy industry. Mr. Kurtz has served as Senior Vice President of EII and General Manager -- Ride-on Toys since December 1995. Prior to joining the Company, Mr. Kurtz served as the Vice President of Marketing for Power Wheels, a line of ride-on toys at Mattel, from 1994 to 1995 and at Kransco (toy company) from 1992 until its acquisition by Mattel in 1994. Before entering the toy business in 1992, Mr. Kurtz, held various positions in both packaged goods marketing and retailing.

     Thomas W. Prichard has 16 years experience in the toy industry. Mr. Prichard has served as Senior Vice President of EII and General Manager -- Girls and Boys Toys since 1995. Prior to joining the Company, Mr. Prichard served as Vice President of Marketing and New Product Development for Original Appalachian Artworks, Inc., the creator and licensor of Cabbage Patch dolls, in 1995. From 1989 to 1994, he served as Vice President of Marketing for Girls Toys, Activity Toys and Tonka Vehicles at Hasbro, and from 1979 to 1989 he served as a Senior Buyer for Wal-Mart.

     J. Artie Rogers has 10 years experience in the toy industry. Mr. Rogers has served as Senior Vice President -- Finance of the Company since December 1994. From 1987 to December 1994, Mr. Rogers served as Vice President -- Finance of the Company. From 1987 to December 1995, Mr. Rogers served as Secretary of the Company, and has served as Assistant Secretary since December 1995. Mr. Rogers is a certified public accountant, and prior to joining the Company in 1986, he worked for Deloitte Haskins & Sells, predecessor to the Company's current independent public accountants, for six years.

     Kar Ye Yeung has 26 years experience in the toy industry. Mr. Yeung has served as Vice President and Managing Director of Marchon Toys Ltd. (Hong Kong) since 1984.

     Robert A. Mistron has 28 years experience in the toy industry. Mr. Mistron has served as Senior Vice President -- Operations of EII since March 1996 and as Executive Vice President -- Operations of Empire Manufacturing, Inc. from September 1995 to March 1996. Mr. Mistron was Executive Vice President of Operations for Buddy L Inc. from 1994 until its acquisition by the Company in July 1995. Prior to joining Buddy L, Mr. Mistron served as a Vice President for Fisher Price (toy company) from 1991 to 1994.

     Lawrence A. Geller has served as Secretary of the Company since December 1995. Mr. Geller joined the Company in April 1995 as corporate counsel. Prior to joining the Company, Mr. Geller was engaged in the practice of law with an emphasis on litigation as a partner with the firm of Imhoff & Geller in Norwalk, Connecticut from 1993 to 1995. During 1991 and 1992, Mr. Geller was an associate with the law offices of John W. Imhoff, Jr. and from 1989 to 1991 he was an associate with the law offices of Francis J. Discala. Mr. Geller is the son of Steven Geller, the Chairman and Chief Executive Officer of the Company.

     Leonard E. Greenberg has served as a director of the Company since 1995. Since 1986, Mr. Greenberg has served as Chairman of the Board and Chief Executive Officer of the Resort at Indian Springs, a real estate development company and home builder.

     Stephen N. Hutchinson has served as a director of the Company since 1995. Mr. Hutchinson has been a Principal of Weiss Peck & Greer, L.L.C. (investment management) since July 1993. From September 1978 to June 1993, he served as a Vice President and Director of The Hillman Company (investment management). Mr. Hutchinson is a member of the board of directors of Core Source, Inc. and Dollar Financial Corporation. See "Certain Transactions."


     Eugene M. Matalene, Jr. has served as a director of the Company since 1995. Mr. Matalene has been an investment banker with Furman Selz LLC since June 1996. Mr. Matalene served as a Managing Director of PaineWebber Incorporated from January 1989 to June 1996, as director of the Private Placement Group in the Investment Banking division of PaineWebber Incorporated from May 1994 to June 1996, as President and director of PaineWebber Development Corporation from June 1993 to June 1996, and as a director of PaineWebber Properties Incorporated from June 1993 to June 1996. Mr. Matalene has served as a member of the board of directors of American Bankers Insurance Group since May 1990. See "Certain Transactions."


     Peter B. Pfister has served as a director of the Company since 1995. Mr. Pfister has been a Principal of Weiss Peck & Greer, L.L.C. or its predecessor, since January 1987. Mr. Pfister is a member of the board of directors of Core Source, Inc., MAC Acquisition, L.P. and Sunbelt Beverage Corporation. See "Certain Transactions."

COMPENSATION OF DIRECTORS

     The Company has agreed to pay each person who is not an affiliate of the Company or any party to the Shareholders' Agreement (the "Independent Directors") a retainer of $4,000 per quarter for serving on the Board of Directors. Messrs. Matalene and Greenberg are currently the only two Independent Directors. None of the other directors of the Company is paid directors' fees for serving on the Board of Directors or its committees. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established three committees: an Executive Committee, a Compensation Committee and an Audit Committee. Each such committee has two or more members, who serve at the pleasure of the Board of Directors.

     The Executive Committee is authorized to exercise all of the authority of the Board of Directors that may be delegated to a committee of the Board under Delaware law, other than the authority to authorize dividends and other distributions, to fill vacancies on the Board or its committees, to amend, adopt or repeal certificate of incorporation or by-law provisions, to approve mergers or matters requiring stockholder approval, or (except within certain prescribed limits) to authorize or approve the issuance or reacquisition of shares and related matters. Currently, all members of the Board of Directors serve on the Executive Committee.

     The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's equity benefit plans. Currently, Messrs. Matalene and Hutchinson serve on the Compensation Committee.

     The Audit Committee is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. Currently, Messrs. Greenberg, Matalene and Pfister serve on the Audit Committee.

TERMS OF DIRECTORS AND OFFICERS

     Directors are nominated and placed for election at the annual meeting of stockholders to hold office for a one-year term and until their successors are duly elected and qualified. The Shareholders' Agreement and the Marchon Stockholders' Agreement contain provisions regarding the composition of the Board of Directors and certain committees of the Board of Directors. See "Certain Transactions -- The Marchon Transaction" and "-- Shareholders' Agreement."

     Officers are appointed by the Board of Directors and serve at the pleasure of the Board, except that Steven Geller, Chairman and Chief Executive Officer of the Company, and Marvin Smollar, President and Chief Operating Officer of the Company, are parties to employment agreements with the Company. See "Management
- -- Employment Agreements."

EXECUTIVE COMPENSATION

     The following summary compensation table (the "Compensation Table") summarizes compensation information with respect to the President and Chief Executive Officer of the Company and each of the Company's most highly compensated executive officers who earned more than $100,000 for services rendered during the year ended December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                                       ------------
                                                       ANNUAL COMPENSATION              SECURITIES
                                               ------------------------------------     UNDERLYING      ALL OTHER
           NAME AND               FISCAL        SALARY      BONUS      OTHER ANNUAL      OPTIONS       COMPENSATION
     PRINCIPAL POSITION(S)         YEAR          ($)         ($)       COMPENSATION        (#)             ($)
- -------------------------------   ------       --------    --------    ------------    ------------    ------------
Steven E. Geller...............    1995        $324,519       --         $ 83,028(1)      200,000(2)     $508,075(3)
  (Chairman of the Board           1994(4)      132,692    $150,000        --             500,000(5)       --
  and Chief Executive Officer)                                                            325,000(6)
Marvin Smollar.................    1995         318,750       --           --             200,000(2)      290,338(7)
  (President and Chief             1994(8)       69,230      32,699        --              --              --
  Operating Officer)
J. Artie Rogers................    1995         132,211      15,000        --              --              --
  (Senior Vice President --        1994          95,385      35,000        --              35,000(2)        1,190(9)
  Finance)                         1993          90,000      25,000        --              --               1,009(9)
Neil B. Saul...................    1995(10)     262,019       --           29,153(11)      --              69,175(12)
  (Former President of             1994(13)     132,692     150,000        --             500,000(5)       --
  Empire Industries, Inc.)                                                                475,000(6)

- ------------------------------
 (1) Includes $70,000 paid to Mr. Geller in lieu of reimbursement of expenses incurred for the benefit of the Company and allowances of $13,028 for automobile expenses and club dues.
 (2) Options granted pursuant to the Company's 1994 Employee Stock Option Plan.
 (3) Relocation expenses including a gross-up for individual income taxes.
 (4) Includes compensation paid to Mr. Geller from July 15, 1994 through September 30, 1994.
 (5) Includes 60,376 incentive stock options and 439,624 non-qualified stock options granted pursuant to the Company's 1994 Employee Stock Option Plan.
 (6) Represents warrants granted in connection with services rendered with respect to the Debenture Purchase Agreement.

 (7) Includes $287,908 of relocation expenses grossed up for individual income taxes and $2,430 of life insurance premiums. Excludes $122,265 paid to Mr. Smollar in 1995 which he earned at Marchon, Inc. prior to its acquisition by the Company on October 13, 1994, which amount was paid by the Company in 1995.

 (8) Includes compensation paid to Mr. Smollar as Chief Operating Officer of the Company from October 13, 1994 through December 31, 1994.
 (9) Includes Company contributions to the Carolina Employee Stock Bonus Plan.

(10) Mr. Saul resigned as President of EII effective October 13, 1995. Under the terms of a settlement and termination agreement, Mr. Saul will be paid at an annual rate of $300,000 from January 1, 1996 to July 15, 1998 plus fringe benefits (which benefits are subject to reduction if Mr. Saul obtains employment with an entity not affiliated with the Company).
(11) Includes $10,000 paid to Mr. Saul in lieu of reimbursement of expenses incurred for the benefit of the Company and allowances of $19,153 for automobile expenses and club dues.
(12) Includes $62,500 of payments subsequent to resignation (see note 10 above) and $6,675 of life insurance premiums.
(13) Includes compensation paid to Mr. Saul as President of EII from July 15, 1994 through December 31, 1994.

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during 1995:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL REALIZABLE
                                                       INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                    -------------------------------------------------------      ANNUAL RATES OF
                                                    PERCENT OF                                     STOCK PRICE
                                      SHARES       TOTAL OPTIONS    EXERCISE                     APPRECIATION FOR
                                    UNDERLYING      GRANTED TO       OR BASE                    OPTION TERM($)(2)
                                     OPTIONS         EMPLOYEES      PRICE(1)     EXPIRATION    --------------------
              NAME                   GRANTED          IN 1995       ($/SHARE)       DATE         5%          10%
- ---------------------------------   ----------     -------------    ---------    ----------    -------    ---------
Steven E. Geller.................     200,000(3)         40%           6.75      12/13/2005    849,008    2,151,552
Marvin Smollar...................     200,000(3)         40%           6.75      12/13/2005    849,008    2,151,552
J. Artie Rogers..................      --             --              --             --          --          --
Neil B. Saul.....................      --             --              --             --          --          --

- ------------------------------
(1) Based on the closing price of the Common Stock on the American Stock Exchange on the date of grant.
(2) The amounts shown as potential realizable values are based on assumed annualized rates of appreciation in the price of the Common Stock of five percent and ten percent over the term of the options, as set forth in the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.
(3) Options granted on December 13, 1995. Options to acquire 50,000 shares vest on December 13, 1996 with like annual vesting thereafter through December 13, 1999.

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers that were outstanding at December 31, 1995:

                          AGGREGATED OPTION EXERCISES
               IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES (1)

                                                                                 AT DECEMBER 31, 1995
                                                             ------------------------------------------------------------
                                                                      NUMBER OF                  VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS(2)
                             SHARES ACQUIRED      VALUE      ----------------------------    ----------------------------
           NAME              UPON EXERCISE(#)    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- --------------------------   ----------------    --------    -----------    -------------    -----------    -------------
Steven E. Geller..........       --                --          208,338         491,662        $ 100,395       $ 192,058
Marvin Smollar............       --                --           --             200,000           --              50,000
J. Artie Rogers...........       --                --           --              35,000           --              39,375
Neil B. Saul(3)...........         9,940         $21,123        --              --               --             --

- ------------------------------
(1) Does not include warrants to acquire shares of Common Stock. See "Certain Transactions."
(2) Based on the $7 per share closing price of the Company's Common Stock on the American Stock Exchange on December 29, 1995.
(3) In connection with Mr. Saul's settlement and termination agreement, 500,000 options existing at December 31, 1995 were due to expire on February 7, 1996. On that date, Mr. Saul exercised options to acquire 9,940 shares, and the remaining 490,060 options expired.

EMPLOYMENT AGREEMENTS

     On July 15, 1994, Steven Geller entered into an employment agreement pursuant to which he became Chairman and Chief Executive Officer of EII. Upon the closing of the redemption of Common Stock from the Halperin Group in connection with the Change of Control, the obligations of EII under such agreement were assigned to the Company, and Mr. Geller subsequently became Chairman of the Board and Chief Executive Officer of the Company. The agreement provides for a base salary of $300,000 per annum, which was increased by the Compensation Committee to $325,000 per annum effective January 1, 1995. The initial term of the agreement expires on July 15, 1998, provided that such term is automatically extended for successive one-year periods on July 15 of each year (the "Extension Date") commencing July 15, 1996, unless either the Company or Mr. Geller gives 60 days prior written notice to the other party that it or he elects not to extend the term of the agreement. Mr. Geller's employment agreement includes non-competition and confidentiality provisions and a change of control provision which provides that if for any reason Mr. Geller opposes a change of control (as defined in the agreement) which occurs while Mr. Geller is employed by the Company, Mr. Geller may within six months of such change in control elect to terminate his employment by giving the Company 30 days prior written notice. In the event that Mr. Geller elects to terminate his employment in such circumstances, he is entitled to receive a lump sum severance payment equal to (i) 290% of his then-current compensation (determined in accordance with the agreement) if the majority of the Company's Board of Directors opposed the change of control or (ii) 250% of his then-current compensation if the majority of the Company's Board of Directors approved the change of control, subject in either case to certain tax limitations.

     On October 13, 1994, the Company entered into an employment agreement with Marvin Smollar pursuant to which Mr. Smollar became President and Chief Operating Officer of the Company. The agreement provides for a base salary of $300,000 per annum, which was increased by the Compensation Committee to $325,000 per annum effective January 1, 1995. The initial term of the agreement expires on July 15, 1998, provided that such term is automatically extended for successive one-year periods on July 15 of each year, commencing July 15, 1996, in the same manner as Mr. Geller's employment agreement. Mr. Smollar's employment agreement contains non-competition, confidentiality and change of control provisions which are substantially identical to those in Mr. Geller's employment agreement.

     The Company entered into an employment agreement with Neil Saul, the former President of EII, on July 15, 1994. Mr. Saul's employment agreement contains compensation, non-competition, confidentiality and change of control provisions which are substantially identical to those in Mr. Geller's employment agreement. Mr. Saul resigned as President of EII effective October 13, 1995. Under the terms of a settlement and termination agreement, Mr. Saul will be paid at an annual rate of $300,000 from January 1, 1996 to July 15, 1998 plus fringe benefits (which benefits are subject to reduction if Mr. Saul obtains employment with an entity not affiliated with the Company).

                              CERTAIN TRANSACTIONS

TRANSACTIONS RELATING TO FORMER MANAGEMENT

     Prior to September 30, 1994, the Halperin Group collectively owned over 90% of the then-outstanding shares of Common Stock.

     During the first quarter of 1993, the Company repaid borrowings from Halco of $15 million. On April 7, 1993, Halco notified the Company that it had elected to exercise its option to convert the remaining $18 million owed by the Company to Halco into 5,760,000 shares of the Common Stock at the stated conversion price of $3.125 per share. Halco assigned its rights to acquire the 5,760,000 shares to the following persons in the amounts indicated: Maurice A. Halperin (2,327,700 shares); Barry S. Halperin (1,851,200 shares); Carol A. Minkin (1,473,300 shares); and other immediate family members of such persons (107,800 shares). The closing sales price per share of the Common Stock on April 7, 1993 was $6.625.

     During 1993, the Company loaned Halco $22 million. The Board of Directors of the Company at that time had approved the loan to Halco of up to $27 million. The interest rate on the loan was the prime rate plus 1% with interest paid monthly. The loan was due on demand but no later than December 15, 1994 and was secured by the 5,743,887 shares of the Common Stock owned by Halco. Subsequent to December 31, 1993, an additional $3.8 million was loaned to Halco. On March 29, 1994, Halco repaid the $25.8 million outstanding balance of such loan. The Company does not intend to loan any funds to Halco in the future.


     During 1993, the Company contributed $2 million to the Empire Foundation, a Florida charitable trust whose trustees were at that time three directors of the Company, two of whom were also officers of the Company. None of such persons is currently an officer or director of the Company. In September 1994, the Company contributed $275,000 to the Empire Foundation. Effective September 30, 1994, the Empire Foundation changed its name to the Halco Foundation and the Halperin Group agreed to become responsible for the management of the Foundation.

GELLER TRANSACTION AND RELATED MATTERS

     During the first half of 1994, Steven Geller, the current Chairman of the Board and the Chief Executive Officer of the Company, began discussions with the Halperin Group, which ultimately led, in the second half of 1994, to the Change of Control of the Company. The Board of Directors of the Company delegated to a special committee comprised of the independent members of the Board of Directors (the "Special Committee") the principal authority to make decisions for and on behalf of the Company with respect to certain proposed transactions involving the Company and members of the Halperin Group.


     On July 15, 1994, Mr. Geller acquired 200,040 shares of Common Stock of the Company from the Halperin Group pursuant to a Stock Purchase Agreement between Mr. Geller and the Halperin Group (the "Stock Purchase Agreement"), at a purchase price of $6.50 per share. On that date, Mr. Geller also acquired from Halco, pursuant to a Stock Option Agreement between Mr. Geller and Halco, an option to purchase an additional 500,000 shares of Common Stock from Halco over a period of three years at exercise prices ranging from $6.50 per share to $7.78 per share (the "Halco Option"). On the same date, Mr. Geller and Neil B. Saul entered into separate three year employment agreements pursuant to which Mr. Geller became Chairman of the Board and Chief Executive Officer of Carolina Enterprises, Inc., a subsidiary of the Company (which subsequently changed its name to EII), and Mr. Saul became President of EII. In connection with such employment, the Company granted employee stock options for 500,000 shares to each of Messrs. Geller and Saul. Such options vest over a three year period, and of the 500,000 options granted to each, 60,376 were incentive stock options with an exercise price of $6.625 per share and the remaining 439,624 were non-qualified stock options with an exercise price of $6.50 per share.



     On September 30, 1994, and in connection with the Change of Control, the Company redeemed 11,766,634 shares of Common Stock from the Halperin Group for $6.50 per share ($76.5 million in the aggregate), the Halperin Group sold an additional 299,960 shares of Common Stock to Mr. Geller for $6.50 per share ($1.9 million in the aggregate), and Maurice A. Halperin agreed to extend a three-year secured subordinated $15 million line of credit to the Company at 3% over prime (which was fully funded on October 13, 1994 and repaid on December 22, 1994) and resigned his positions as officer and director of the Company, as did Barry S. Halperin and Carol A. Minkin. The Company redeemed such shares because the Special Committee determined that such redemption was in the best interests of the Company and its stockholders. In connection with these transactions, Halco entered into a ten-year voting agreement with Steven Geller (the "Halco Voting Agreement"), pursuant to which Mr. Geller was granted the right to vote 1,499,872 shares of Common Stock owned by Halco, and a right of first refusal with respect to any sale by Halco in an aggregate amount at any one time in excess of 18,000 shares of Common Stock. Mr. Geller's right to vote such shares of Common Stock terminates on Halco's sale thereof to a person other than Mr. Geller. Mr. Geller purchased all of the shares of Common Stock from the Halperin Group with personal funds and a loan from Wachovia Bank of North Carolina, N.A. ("Wachovia"). WPG Corporate Development Associates IV, L.P. ("WPG IV") agreed to purchase Mr. Geller's loan from Wachovia in the event of Mr. Geller's default.


     After the redemption and the resignations of the members of the Halperin Group from their respective board and officer positions, the two remaining directors, Jeffrey Swersky and Carl Derman, appointed Mr. Geller to the Company's Board of Directors, and Mr. Geller was elected Chairman of the Board of

Directors and appointed Chief Executive Officer of the Company. Messrs. Swersky and Derman resigned their positions in March 1995.

     In connection with the foregoing transactions, in September 1994 the Company entered into indemnification agreements with the members of the Halperin Group, individually and as custodians for certain of their minor children (together, the "Halperin Indemnitees"). Pursuant to the terms of the agreements, the Company agreed subject to certain exceptions to indemnify and hold harmless, to the fullest extent from time to time permitted by law, each Halperin Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (hereinafter, a "proceeding") by reason of the fact that he or she is or was a director, officer, employee, stockholder, agent or other representative of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee or agent of another enterprise, against any and all costs or losses (collectively, "Losses") whatsoever, including but not limited to expenses (including attorneys' and other fees), judgments, fines and amounts paid in settlement, incurred by the Halperin Indemnitee in connection with such proceeding. The agreements also require the Company to pay expenses incurred by each Halperin Indemnitee in defending any proceeding in advance of the final disposition of such proceeding.

     On September 20, 1994, the Company also entered into an indemnification agreement with Jeffrey Swersky and Carl Derman, each of whom served as a director of the Company and a member of the Special Committee, pursuant to which the Company agreed to indemnify, and advance expenses to, Messrs. Swersky and Derman to the same extent as the Halperin Indemnitees, and in addition, with respect to any action, suit or proceeding arising out of any actions or omissions by the Special Committee. In addition, Maurice A. Halperin individually agreed to indemnify Messrs. Swersky and Derman with respect to any action, suit or proceeding arising out of any actions or omissions by the Special Committee. A suit challenging matters related to the redemption, was commenced on October 19, 1994, in Delaware chancery court against Maurice A. Halperin, Barry S. Halperin, Carol A. Minkin, Jeffrey Swersky, Carl Derman, Steven Geller and Halco, and included the Company as a nominal defendant. The Company has paid the legal fees of those persons under the indemnity agreements. See "Business -- Legal Proceedings."

THE MARCHON TRANSACTION


     On October 13, 1994, the Company acquired Marchon for 1,076,329 shares of Common Stock (valued at $6.6 million based on the closing price of the Common Stock on the American Stock Exchange on the closing date, October 13, 1994), $3.25 million in cash and $3.25 million in one-year purchase money notes. Marvin Smollar, the former President and principal stockholder of Marchon, received 90% of the stock, cash and notes, became a director of the Company and its President and Chief Operating Officer. The amount and allocation of the consideration paid by the Company in connection with the Marchon transaction was determined on the basis of arm's length negotiation after consultation with the Company's financial advisor. The Company and the former Marchon stockholders ("Marchon Stockholders") also entered into a Registration Rights Agreement pursuant to which a majority in interest of the Marchon Stockholders have two rights to require the Company to register the shares so received as well as unlimited "piggyback" rights to register Common Stock upon certain public offerings by the Company of Common Stock or other securities.


     In connection with the Marchon acquisition, on October 13, 1994, Messrs. Geller, Saul and Smollar entered into the Marchon Stockholders' Agreement which, in addition to restricting the transfer of their shares of Common Stock, set forth a voting agreement among the parties thereto. However, so long as the Shareholders' Agreement remains in effect, the Shareholders' Agreement takes precedence over the Marchon Stockholders' Agreement. See "Certain Transactions
- -- Shareholders' Agreement." Pursuant to the Marchon Stockholders' Agreement, the parties to such agreement agreed to take whatever action is necessary to elect to the Board of Directors of the Company each party thereto that is then employed by the Company or any of its subsidiaries as an executive officer. In addition, Messrs. Geller and Saul agreed to vote their shares of Common Stock to elect Marvin Smollar or his designee to the Board of Directors until such time as Mr. Smollar and his affiliates collectively own less than 5% of any class of voting securities of the Company, and Mr. Smollar agreed to a parallel provision for Mr. Geller.

     On December 7, 1994, Mr. Smollar transferred all of his shares of Common Stock in the Company to Champ Enterprises Limited Partnership, an Illinois limited partnership ("Champ") of which Mr. Smollar is a general partner. See note 7 to "Principal and Selling Stockholders."

THE WPG GROUP INVESTMENT

     On December 22, 1994, WPG IV, WPG Corporate Development Associates IV (Overseas), Ltd. ("WPG Overseas") and certain of their affiliates, including Peter B. Pfister, a director of the Company (collectively the "WPG Group"), purchased 300,000 shares (the "WPG Shares") of Common Stock from Mr. Geller for $1.95 million ($6.50 per share). On that date, the Company issued $15 million principal amount of debentures. The WPG Group purchased $14.9 million principal amount of the debentures and Eugene Matalene, Jr., a director of the Company, and another individual each purchased $50,000 principal amount of the debentures. The debentures are convertible into an aggregate of 2,000,000 shares at a conversion price of $7.50 per share (subject to adjustment upon the occurrence of certain anti-dilution events), bear interest at a rate of 9% per annum, are payable quarterly and mature on December 22, 1999. These debentures are subordinate to the bank lender's right of payment under its credit agreement with EII and certain other debt of the Company. Proceeds from the sale of the debentures were used by the Company to repay its loan from Mr. Halperin. In connection with the purchase of Common Stock and debentures, the WPG Group and the Company entered into a Registration Rights Agreement dated as of December 22, 1994 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the WPG Group has two rights to require the Company to register the Common Stock held by such persons as well as unlimited "piggyback" rights to register shares of Common Stock upon certain public offerings by the Company of its Common Stock.

     In consideration for services rendered in connection with the December 1994 debenture financing, the Company issued warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $7.50 per share, of which 325,000 were issued to Mr. Geller, 475,000 were issued to Mr. Saul, 75,000 were issued to each of Irwin J. Goldsmith and Charles E. Emby, senior managers of a subsidiary of the Company and son-in-laws of Mr. Geller, and 50,000 were issued to an investment affiliate of former corporate counsel to the Company. Mr. Saul assigned the 475,000 of the warrants issued to him to Leonard E. Greenberg, a director of the Company, in January 1996. Pursuant to such warrants, Messrs. Geller and the other warrant holders referred to above have registration rights substantially identical to those set forth in the Registration Rights Agreement.

SHAREHOLDERS' AGREEMENT

     In connection with the purchase of Common Stock and convertible debentures by the WPG Group, on December 22, 1994, the WPG Group, Mr. Geller, Mr. Saul, Mr. Smollar and Champ entered into the Shareholders' Agreement. Subsequent to entering into the Shareholders' Agreement, Champ transferred its shares of Common Stock to The Autumn Glory Trust, a Cook Islands Registered International Trust (the "Trust"). See note 7 to "Principal and Selling Stockholders." (Messrs. Geller, Smollar and Saul, and their permitted transferees (including the Trust) are hereinafter referred to collectively as the "Geller Group"). The Trust agreed to be bound by all the terms and conditions of the Shareholders' Agreement.

     So long as it is in effect, the Shareholders' Agreement takes precedence over the Marchon Stockholders' Agreement. Under the Shareholders' Agreement, the parties have been granted rights of first refusal and co-sale rights upon certain transfers of shares of Common Stock and the Geller Group granted a put right to WPG Group, which put option has expired because the market value of the Company's Common Stock reached specified levels.

     The parties to the Shareholders' Agreement agreed to take all action (including voting their shares) at the 1995 Annual Meeting of Stockholders to approve an amendment to the Company's Charter which would, among other things, provide for the election of a Board of Directors consisting of eight persons, of which only six were elected and qualified at that Annual Meeting, and which would include the supermajority provisions contained in the Shareholders' Agreement. See "Description of Capital Stock." The stockholders of the

Company adopted an amendment to the Charter at the Annual Meeting of Stockholders held on June 21, 1995.

     The Shareholders' Agreement also contains provisions regarding the composition of the Board of Directors of the Company. The parties agreed that after the 1995 Annual Meeting, they would vote all their shares of Common Stock for a Board of Directors comprised of three persons designated by the Geller Group, two persons designated by the WPG Group and two persons who are not an affiliate of the parties to the Shareholders' Agreement or the Company (the "Independent Directors") jointly designated by the WPG Group and the Geller Group, with the remaining director to be designated by the Board at such time as it so determines. In addition, the parties agreed to use their best efforts to ensure that certain directors designated by the WPG Group are named as members of the Compensation Committee and the Audit Committee of the Board of Directors.

     The Board of Directors is currently comprised of Messrs. Geller, Smollar, Pfister, Hutchinson, Greenberg and Matalene. Mr. Pfister and Mr. Hutchinson are the designees of the WPG Group and Messrs. Matalene and Greenberg are the Independent Directors. See "Management."

     If, at any time, the percentage of shares of Common Stock held by the WPG Group and certain of their transferees declines below 10% of the shares of Common Stock on a fully diluted basis, the WPG Group would have the right to designate only one director and the other members of the Board of Directors previously designated by the WPG Group would be replaced by a person selected by all of the other members of the Board of Directors. If, at any time, the percentage of shares of Common Stock held by the WPG Group and certain of their transferees declines below 5% of the shares of Common Stock on a fully diluted basis, the WPG Group would have no right to designate members of the Board of Directors, Audit Committee or Compensation Committee.

     The Shareholders' Agreement includes certain supermajority provisions which effectively give to each of the WPG Group and the Geller Group veto power over certain corporate transactions. These include a merger or similar business combination, sales of assets of the Company or its subsidiaries outside of the ordinary course of business, amendment to the Charter or By-laws, any payment, other than employment compensation, to any director, officer or stockholder or affiliate of the Company or to their family members, any declaration or payment of dividends, any public or private offering of debt or equity (with some limited exceptions), incurrence of certain indebtedness, adoption of a plan of liquidation, and acquisition of stock or assets, other than in the ordinary course of business, for more than $10 million in any calendar year. The Shareholders' Agreement also includes provisions which give the WPG Group the right to designate all of the directors if the Company experiences specified financial difficulties or Messrs. Geller and Saul collectively fail to purchase (including pursuant to the exercise of options or warrants) at least 500,000 shares of Common Stock by December 22, 1997. However, the WPG Group has agreed that it will designate Mr. Smollar as one of the directors if he and his affiliates own at least 5% of the shares of Common Stock of the Company. These provisions terminate on December 22, 2000, or earlier if (i) the percentage of shares of Common Stock held by the WPG Group and certain of their transferees on a fully-diluted basis declines below 19.59% and the market capitalization of the Company, on a fully diluted basis (as defined in the Shareholders' Agreement) exceeds $125 million, or (ii) the percentage of shares of Common Stock held by the WPG Group and certain of their transferees on a fully-diluted basis declines below 14.69%.

     As required by the Shareholders' Agreement, the parties to the Shareholders' Agreement and their permitted transferees are subject to a voting agreement under which they and their permitted transferees agree to vote their shares of Common Stock in order to carry out the corporate governance provisions contained in the Shareholders' Agreement. In addition, Mr. Pfister and certain other parties affiliated with WPG (collectively, the "Individual Purchasers") granted a proxy to WPG IV to vote all shares owned by them on all matters requiring a vote of stockholders of the Company, and granted WPG IV full power and authority to take such actions and refrain from taking such actions under the Shareholders' Agreement as WPG IV deems necessary or appropriate.

THE BUDDY L TRANSACTION

     On July 7, 1995, two subsidiaries of the Company, Empire Acquisition Corp., now known as Empire Manufacturing, Inc. ("Empire Manufacturing"), and Carnichi Limited, acquired substantially all of the toy business assets and assumed certain liabilities of Buddy L, Inc., a debtor-in-possession, and wholly-owned subsidiary of SLM International, Inc., and Buddy L (Hong Kong) Limited, a subsidiary of Buddy L, Inc. The purchased assets comprise substantially all of the former toy manufacturing, design and marketing business of Buddy L. The 1994 toy sales of Buddy L were approximately $118.7 million.


     The amount and allocation of the consideration paid by the Company in connection with the Buddy L transaction was determined on the basis of arm's length negotiation after consultation with the Company's financial advisor. The consideration paid by the Company in the Buddy L acquisition included the following: (i) 756,667 shares of Common Stock (and up to 454,000 additional shares of Common Stock as price protection in the event Buddy L sells the aforementioned received Common Stock under certain circumstances between July 7, 1996 and December 31, 1997 for less than $12 per share); (ii) approximately $15.6 million in cash and $4.8 million of one-year 10% notes issued to Buddy L for the purchase of domestic and Canadian inventory and receivables; and (iii) a five-year earnout based upon an amount equal to either 1.5% of the consolidated net revenues of the Company's and Buddy L's products or, at Buddy L's option, a percentage of the Company's consolidated earnings before interest and income taxes based on the sales of Buddy L products, but in no event will the earnout be (x) less than $3.25 million, including $1.25 million in cash paid at closing, (which sum was included in (ii) above), with the excess over $3.25 million subject to dollar for dollar reductions for certain offsets that are not to exceed $10 million or (y) more than $20 million; provided that if the earnout payments under certain circumstances would have exceeded $25 million, the Company shall make an additional payment equal to such amount in excess of $25 million. As of March 31, 1996, the Company had asserted offset claims of approximately $7.8 million. Buddy L also received certain demand and "piggyback" registration rights with respect to the common stock received by it.


     To provide a portion of the funds needed to finance the Buddy L acquisition, the Company issued $7.58 million of three-year 12% senior subordinated notes (which notes grant the Company the right to call all but not less than all of the notes on the first anniversary thereof at a premium equal to 10% of the principal balance and the right of a majority in interest of the holders of such notes to put them to the Company at a premium equal to 20% of the principal balance thereof on the second anniversary of the issuance of such notes) and 758,000 detachable four-year warrants exercisable commencing July 7, 1997 at $9.00 per share, which warrants lapse if such notes are repaid by the Company on the first or second anniversary of the issuance thereof. See "Use of Proceeds." Mr. Geller and Mr. Matalene acquired $500,000 and $100,000 principal amount of these senior subordinated notes, respectively. In addition, Mr. Matalene serves as a non-employee director of American Bankers Insurance Company of Florida, which together with one of its affiliates, acquired an aggregate of $5 million principal amount of these senior subordinated notes.


     Also in connection with the financing of the Company's acquisition of Buddy L, affiliates of WPG purchased 247,392 shares of Common Stock at $7.25 per share and 442,264 shares of Series A cumulative convertible preferred stock at $7.25 per share for an aggregate purchase price of approximately $5 million. See Notes 3 and 10 of Notes to Consolidated Financial Statements. Two principals of WPG, Messrs. Hutchinson and Pfister, are members of the Company's Board of Directors. See "Management."


TRANSACTIONS WITH AFFILIATES

     Effective June 12, 1995, the Company terminated the lease of a facility located at 555 Corporate Woods Parkway, Vernon Hills, Illinois formerly occupied by Marchon. The owner of this property was indebted to Marchon for costs incurred during the construction of the facility in the principal amount of $506,000 as of December 31, 1995. The loan bears interest at 7.5% per annum, and principal and interest are due and payable on December 31, 1998. Mr. Smollar is a guarantor of this debt.

     1431 Kingsland Avenue Limited Partnership, of which Mr. Smollar is a limited partner, owns a facility located at 1431 Kingsland Avenue, St. Louis, Missouri, which is leased to Marchon Manufacturing, Inc. under a lease commencing December 15, 1992 and continuing through June 30, 2013. The lease was assumed by Marchon in connection with the Marchon Transaction. The lease provides for a monthly rental of $15,000 through December 15, 1995 and $20,000 thereafter. Marchon has transferred its manufacturing function to the Company's facility in Tarboro, North Carolina, and is attempting to sublet the aforementioned property in St. Louis or negotiate a lease termination arrangement. 1431 Kingsland Avenue Limited Partnership was indebted to Marchon in the principal amount of $55,000 at December 31, 1995, the repayment of which indebtedness is guaranteed by Mr. Smollar. The loan is due December 31, 1998 and is non-interest bearing.


     During 1994, the Company paid PaineWebber Incorporated ("PaineWebber"), of which Mr. Matalene, a director of the Company, was a Managing Director, the sum of $257,055 in connection with the placement of Convertible Debentures. On December 27, 1994, the Company and PaineWebber entered into an agreement whereby PaineWebber agreed to perform investment banking services for the Company for a one year term ending December 27, 1995, in consideration for $275,000 and warrants to purchase 63,000 shares of Common Stock at $7.50 per share, expiring December 27, 1997. In 1995, PaineWebber was also paid fees in the amounts of (a) $225,000 in connection with the placement of $15 million principal amount of convertible debentures of the Company, (b) $260,000 in connection with the placement of $7.5 million principal amount of one-year notes of the Company and
(c) $94,000 as an advisory fee in connection with the arrangement of a $25 million bank facility. The Company has committed to pay PaineWebber an advisory fee of $318,750 in connection with the arrangement of the new $85 million bank facility.


     On March 13, 1995, a written agreement was entered into to confirm an agreement of December 28, 1994 by and between the Company, WPG IV and WPG Private Equity Partners (Overseas), L.P. ("Private Equity") whereby WPG IV and Private Equity agreed to provide certain managerial services for the Company to assist the executive officers of the Company in strategic and financial planning for the Company for a period ending December 31, 1995. WPG IV and Private Equity agreed to provide no less than 30 hours per month of service to the Company. In consideration for such services, WPG IV and Private Equity received, respectively, warrants to purchase 80,571 and 19,429 shares of Common Stock at $7.50 per share, expiring December 27, 1997.

     The Company's policy is that all transactions between the Company and its executive officers, directors and principal stockholders occurring outside the ordinary course of the Company's business be on terms no less favorable than could be obtained from unaffiliated third parties or are subject to the approval of the Company's disinterested directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1996, before and after giving effect to the sale of the shares of Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each Selling Stockholder, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all directors and executive officers of the Company as a group.


                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                    OWNED                                      OWNED
                                            PRIOR TO OFFERING(2)                         AFTER OFFERING(2)
          NAME AND ADDRESS OF              -----------------------    SHARES BEING    -----------------------
          BENEFICIAL OWNER(1)               NUMBER      PERCENT(3)      OFFERED        NUMBER      PERCENT(4)
- ----------------------------------------   ---------    ----------    ------------    ---------    ----------
Steven E. Geller (5)(6)(25).............   2,316,669       39.8          333,333      1,483,336       19.1
Marvin Smollar (6)(7)(25)...............     969,283       18.6               --        969,283       13.6
Neil B. Saul (6)(8).....................           0         --               --              0         --
Steven N. Hutchinson (9)................   2,684,057       36.8                       2,384,057       25.8
  One New York Plaza
  New York, NY 10004
Eugene M. Matalene, Jr.(10).............       7,667          *               --          7,667          *
Leonard E. Greenberg (6)(11)............     477,000        8.4               --        477,000        6.3
  11500 El Clair Ranch Road
  Boynton Beach, FL 33437
Peter B. Pfister (6)(12)................       2,041          *               --          2,041          *
J. Artie Rogers.........................           0         --               --              0         --
Halco Industries, Inc. (13).............   1,499,872       28.8          500,000        666,539        9.3
  441 South Federal Highway
  Deerfield Beach, FL 33441
The Autumn Glory Trust (6)(7)(25).......     819,283       15.7               --        819,283       11.5
  P.O. Box 11
  Avarua, Rarotonga
  Cook Islands
The Iridium Trust (6)(7)(25)............     150,000        2.9               --        150,000        2.1
WPG Corporate Development Associates IV,
  L.P. (6)(14)..........................   2,184,294       31.6          231,800      1,952,494       22.1
  One New York Plaza
  New York, NY 10004
WPG Corporate Development Associates IV
  (Overseas), L.P. (6)(15)..............     480,334        8.6           55,900        424,434        5.7
  One New York Plaza
  New York, NY 10004
Westpool Investment Trust PLC (6)(16)...      67,902        1.3            7,900         60,002          *
Glenbrook Partners, L.P. (6)(17)........      37,723          *            4,400         33,323          *
Olin Corporation (18)...................     396,000        7.3          396,000              0      --
  501 Merritt Seven
  Norwalk, CT 06851
Smedley Industries, Inc. (19)...........     756,667       14.5          378,000        378,667        5.3
  (formerly Buddy L Inc.)
  30 Rockefeller Plaza Suite 4314
  New York, NY 10112

                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                    OWNED                                      OWNED
                                            PRIOR TO OFFERING(2)                         AFTER OFFERING(2)
          NAME AND ADDRESS OF              -----------------------    SHARES BEING    -----------------------
          BENEFICIAL OWNER(1)               NUMBER      PERCENT(3)      OFFERED        NUMBER      PERCENT(4)
- ----------------------------------------   ---------    ----------    ------------    ---------    ----------
Jericho State Capital Corp. (20)........      13,800          *           13,800              0         --
Harvey Klaris (20)......................      18,400          *           18,400              0         --
Glenn Chwatt (20).......................      18,400          *           18,400              0         --
Richard Chwatt (20).....................      18,400          *           18,400              0         --
William Forster (21)....................       5,000          *            5,000              0         --
Alfred A. LaSorte, Jr. (21).............       5,000          *            5,000              0         --
SBK Investment Partners (22)............      50,000          *           50,000              0         --
Charles E. Emby (23)....................      75,000        1.4           37,500         37,500          *
Irwin J. Goldsmith (23).................      75,000        1.4           37,500         37,500          *
Kar Ye Yeung(24)........................      43,056          *            4,306         38,750          *
  c/o Marchon Toys
  Unit 3804-5, 38/F
  Wharf Cable Tower
  9 Hoi Shing Road
  Tsuen Wan, N.T., Hong Kong
Tyler Bulkley...........................      43,056          *           20,000         23,056          *
Harvey Katz.............................      21,528          *           15,000          6,528          *
All directors and executive officers as
  a group (7 persons) (25)(26)..........   6,454,675       76.9          333,333      5,321,342       51.5


- ------------------------------
  *  Less than 1%.

 (1) Unless otherwise indicated, the business address of the 5% beneficial owners named in the above table is care of Empire of Carolina, Inc., 5150 Linton Boulevard, Delray Beach, Florida 33484.

 (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Based upon 5,205,200 shares of Common Stock outstanding plus shares issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (4) Based upon 7,149,200 shares of Common Stock to be outstanding upon the completion of this Offering, plus shares issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.


 (5) Includes 1,499,872 shares of Common Stock with respect to which Steven Geller has held voting power pursuant to the Halco Voting Agreement. 500,000 shares subject to the Halco Voting Agreement are anticipated to be sold by Halco in this Offering. Such 1,499,872 shares include 333,333 shares of Common Stock with respect to which Steven Geller has an option to purchase from Halco over a period of three years at prices ranging from $6.50 per share to $7.78 per share (the "Halco Option"). Notwithstanding the above, Mr. Saul has claimed a one-half interest in the Halco Option. Mr. Geller has agreed to sell the Halco Option to the Underwriters in connection with this Offering, and Mr. Geller and Mr. Saul have agreed to settle Mr. Saul's claim through the payment by Mr. Geller to Mr. Saul of a portion of the proceeds from the sale of the Halco Option. Includes 291,669 shares of Common Stock which Steven Geller has a right to acquire within 60 days pursuant to options granted under the Company's Amended 1994 Stock Option Plan and warrants to purchase an additional 325,000 shares of Common Stock at an exercise price of
     $7.50 per share. Mr. Geller directly owns 200,128 shares of Common Stock.



 (6) Under the Shareholders' Agreement, each of the WPG Group and the Geller Group may have voting rights, rights of first refusal and co-sale rights in the other group's shares. Those rights generally become effective upon the occurrence of certain events, such as a major corporate transaction or financial difficulty. See "Certain Transactions -- Shareholders' Agreement." The shares owned by one group have not been shown in the table as also beneficially owned by the other group as a result of the provisions of the Shareholders' Agreement. Upon the completion of this Offering, persons subject to the Shareholders' Agreement will beneficially own approximately 29.9% (25.3% if the over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock and approximately 52.6% of the issued and outstanding Common Stock on a fully diluted basis. See "Risk Factors -- Control by Existing Stockholders" and "Certain Transactions -- Shareholders' Agreement."


 (7) Mr. Smollar disclaims beneficial ownership of all of these shares. The beneficial and direct owner of such shares are The Autumn Glory Trust, a Cook Islands trust, and the Iridium Trust, a Bahamian trust (collectively, the "Trusts"). The discretionary beneficiaries of the Trusts are Champ Enterprises Limited Partnership, an Illinois limited partnership ("Champ"), of which Mr. Smollar is a general partner, as well as the limited partners of Champ individually, including Mr. Smollar and members of his family. Champ irrevocably transferred shares to The Autumn Glory Trust subject to the terms of the Shareholders' Agreement and the Marchon Stockholders' Agreement, and The Autumn Glory Trust irrevocably shares to the Iridium Trust, subject to the terms of the Shareholders' Agreement and the Marchon Stockholders' Agreement. Pursuant to such agreements, Mr. Smollar is to be designated a director for such time as the Trusts and certain permitted transferees own 5% of the outstanding Common Stock. The Trusts, through their respective independent trustees (the "Trustees"), possess all voting rights with respect to the shares of the Common Stock, subject to the Shareholders' Agreement and the Marchon Stockholders' Agreement. However, the Trustees require the confirmation of the respective Protectors of the Trusts (the "Protector"), in connection with certain activities, including the exercise of dispositive powers with respect to such shares. Mr. Kar Ye Yeung, an officer of a subsidiary of the Company, is the Protector of each of the Trusts, and cannot be removed by any third party. The Protector has the sole right to appoint his successor, as well as the right to remove the Trustee at any time. Mr. Smollar does not directly or indirectly have the legal right to vote or dispose of the shares.

 (8) Does not include a right to 50% of the remaining portion of the Halco Grant, with respect to which Mr. Saul claims beneficial ownership (see note 5 above).


 (9) Solely in his capacity as one of two managing general partners of WPG Private Equity Partners L.P., the general partner of WPG Corporate Development Associates IV, L.P., and in his capacity as one of the two managing general partners of WPG Private Equity Partners (Overseas) L.P. and in his capacity as a director of WPG CDA IV (Overseas), Ltd., the general partners of WPG Corporate Development Associates IV, L.P. and WPG Corporate Development Associates IV (Overseas), L.P. Mr. Hutchinson does not directly own any shares of Common Stock. The number of shares deemed to be beneficially owned by Mr. Hutchinson after this Offering will be reduced as a result of sales by certain of such entities.


(10) Represents 6,667 shares of Common Stock which Mr. Matalene has the right to acquire upon the conversion of the Convertible Debentures and 1,000 shares held for the benefit of Mr. Matalene's child. Excludes warrants held by PaineWebber Incorporated to purchase 63,000 shares of Common Stock at $7.50 per share, expiring December 27, 1997, which were received in connection with its performance of investment banking services for the Company for the one year period ending December 27, 1995, as to which Mr. Matalene disclaims beneficial ownership.

(11) Includes 475,000 shares of Common Stock which Mr. Greenberg has the right to acquire upon exercise of warrants at an exercise price of $7.50 per share. Mr. Greenberg purchased these warrants from Neil Saul.

(12) Includes 1,735 shares of Common Stock which may be acquired upon conversion of the Convertible Debentures and 306 shares directly owned by him which are subject to the Shareholders' Agreement pursuant to which WPG Corporate Development Associates, IV, L.P. has the right to vote such shares and certain other rights. Does not include shares owned by WPG Private Equity Partners, L.P. and WPG Private Equity Partners (Overseas), L.P. Mr. Pfister is a general partner of each of these partnerships.


(13) All of these shares are directly owned by Halco, subject to the Halco Option covering 333,333 shares, which will be exercised by the Underwriters in connection with this Offering. Voting power with respect to these shares is held by Steven Geller pursuant to the Halco Voting Agreement. Maurice A. Halperin is the indirect owner of the shares owned by Halco and shares investment power with respect to the shares of Common Stock owned by Halco. Maurice A. Halperin does not directly own any shares of Common Stock. Barry
     S. Halperin, as the owner of substantially all of the shares of common stock of Halco, is the indirect owner of the shares of Common Stock owned by Halco and shares investment power with respect to the shares of Common Stock owned by Halco. Barry S. Halperin does not directly own any shares of Common Stock.


(14) Voting and dispositive powers are exercised through its sole general partner, WPG Private Equity Partners, L.P. Voting and dispositive powers of WPG Private Equity Partners, L.P., which does not directly own any shares of Common Stock, are exercised through its two managing general partners, Steven N. Hutchinson and Wesley W. Lang, Jr. Includes (a) 1,531,252 shares of Common Stock which WPG Corporate Development Associates IV, L.P. has the right to acquire upon conversion of the Convertible Debentures; (b) 25,573 shares owned in the aggregate by Mr. Pfister, Mr. Whiting, Ms. Kerppola, Glenbrook and Westpool which are subject to the Shareholders' Agreement pursuant to which WPG Corporate Development Associates IV, L.P. has the right to vote such shares, and certain other rights, (c) 86,175 shares of Common Stock which such persons have the right to acquire upon conversion of the Convertible Debentures and (d) warrants held by WPG Corporate Development Associates IV, L.P. to purchase an additional 80,571 shares of Common Stock at an exercise price of $7.50 per share which were received as consideration for agreeing to provide certain managerial services to the Company for the period ending December 31, 1995. However, does not include shares of Common Stock currently owned by Halco Industries, Inc. which WPG Corporate Development Associates IV, L.P. may have the right to purchase pursuant to the terms of a certain stock purchase agreement with Mr. Geller. Pursuant to Rule 13d-4, WPG Corporate Development Associates IV, L.P. disclaims beneficial ownership of all such shares. WPG Corporate Development Associates IV, L.P. directly owns 460,723 shares of Common Stock. Does not include shares of Common Stock issuable upon conversion of the Class A Preferred Stock, of which 341,372 are held by WPG Corporate Development Associates IV, L.P., 82,317 are held by WPG Corporate Development Associates IV (Overseas), L.P., and 18,575 are held in the aggregate by Westpool and Glenbrook.

(15) Voting and dispositive powers may be deemed to be shared with its two general partners, WPG Private Equity Partners (Overseas), L.P. and WPG CDA IV (Overseas), Ltd. Steven N. Hutchinson and Wesley W. Lang, Jr. serve as managing general partners of each of WPG Private Equity Partners (Overseas), L.P. and WPG CDA IV (Overseas), Ltd. Includes 369,238 shares of Common Stock which it has the right to acquire upon conversion of Convertible Debentures. Does not include shares of Common Stock issuable upon conversion of the Class A Preferred Stock, of which 341,372 are held by WPG Corporate Development Associates IV, L.P., 82,317 are held by WPG Corporate Development Associates IV (Overseas), L.P., and 18,575 are held in the aggregate by Westpool and Glenbrook. In addition to shares owned of record by WPG Corporate Development Associates IV (Overseas), L.P., WPG Private Equity Partners (Overseas), L.P. beneficially owns warrants to purchase 19,429 shares of Common Stock.

(16) Includes 52,052 shares subject to convertible debentures.

(17) Includes 28,918 shares subject to convertible debentures.


(18) Includes 240,000 shares issuable upon exercise of an option exercisable at $8.50 per share, which option will be exercised in full by the Selling Stockholder in connection with this Offering.


(19) Does not include a maximum of 454,000 additional shares of Common Stock which may be issued for price protection related to the Buddy L acquisition. The proposed sale of 378,000 shares in this Offering is subject to the approval of the bankruptcy court overseeing the affairs of the Selling Stockholder, a debtor in possession.


(20) All of such shares are issuable upon the exercise of currently exercisable warrants, which warrants will be exercised in full by the Selling Stockholder in connection with this Offering.



(21) All of these shares are issuable upon the exercise of currently exercisable warrants, which warrants will be exercised in full by the Selling Stockholder in connection with this Offering.



(22) All of these shares are issuable upon the exercise of currently exercisable warrants, which warrants will be exercised in full by the Selling Stockholder in connection with this Offering.



(23) All of these shares are issuable upon exercise of currently exercisable warrants. Warrants to acquire 37,800 shares will be exercised by the Selling Stockholder in connection with this Offering. Mr. Emby and Mr. Goldsmith are senior managers of a subsidiary of the Company and sons-in-law of Steven Geller.


(24) Does not include shares owned by The Autumn Glory Trust or The Iridium Trust. See note 7 above.


(25) These stockholders have granted the options to the Underwriters to purchase shares of Common Stock to cover over-allotments, if any. Such shares will not be sold unless the Underwriters exercise the over-allotment option, and the above table assumes that such over-allotment option will not be exercised. If the over-allotment option is exercised in full, Mr. Geller and the Company will sell 100,000 and 297,595, respectively, additional shares of Common Stock and the Iridium Trust will sell 150,000 shares of Common Stock.


(26) Where more than one person or entity is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the same shares listed in the table, such shares are counted only once in determining the totals listed in the table. Includes the shares of Common Stock attributable to Mr. Smollar as to which he disclaims beneficial ownership. See note 7 above. Such shares are directly owned and voted by the Trusts, even though they may be voted on certain occasions with the Geller Group and the WPG Group pursuant to the Shareholders' Agreement.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, issuable in series (the "Preferred Stock"). The Board of Directors has designated 442,264 shares of Preferred Stock as Series A Cumulative Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock") and all of such shares of Series A Preferred Stock are outstanding as of the date of this Prospectus. As of June 14, 1996, there were 5,205,200 shares of Common Stock outstanding held of record by approximately 2,000 stockholders. Upon the completion of this Offering, there will be 7,149,200 shares (7,446,795 shares if the over-allotment option is exercised in full) of Common Stock outstanding.


     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Charter and By-laws.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and to not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any additional shares of Preferred Stock.

TERMS OF SERIES A PREFERRED STOCK

     The Board of Directors has designated 442,264 shares of Series A Preferred Stock. The number of authorized shares of Series A Preferred Stock may be increased or decreased from time to time by resolution of the Board of Directors, but in no event shall the number of shares be decreased below the number of shares of Series A Preferred Stock then outstanding.


     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive an amount equal to $7.25 per share, for each share of Series A Preferred Stock then held by them, as adjusted for any stock split, stock dividend, merger, reorganization, reclassification or other recapitalization of the Company, less any distributions previously made to such holders pursuant to the events described in this paragraph (the "Stated Liquidation Value"). In setting the terms of the Series A Preferred Stock, the Board of Directors established $7.25 per share as the initial Stated Liquidation Value because such amount was equal to the per share price to be paid by the purchasers of such stock. A consolidation or merger of the Company with or into any other company or companies, or a sale of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dilution or winding up for purposes of the provision described in the foregoing sentence. Such payment shall be made on a pro-rata basis, if the assets distributable to holders of the Series A Preferred Stock are insufficient to pay such amounts in full. Such dividends shall be payable from the Company's net profits or surplus when determined by the Board of Directors in its discretion. The Series A Preferred Stock shall not be entitled to participate in any other or additional surplus or net profits of the Company prior to the conversion of the Series A Preferred Stock into Common Stock.



     In no event while the Series A Preferred Stock is outstanding may the Company redeem any shares of Common Stock without the approval of the majority in interest of the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock do not have the right to convert such shares into shares of Common Stock. Notwithstanding such provision, the shares of Series A Preferred Stock shall automatically convert into shares of Common Stock on a share-for-share basis, as adjusted for any stock split, reverse stock split, stock dividend, merger, reorganization, reclassification or other recapitalization of the Company, upon the affirmative vote of a majority of the shares of Common Stock represented at the 1996 Annual Meeting or upon compliance with Section 228 of the Delaware General Corporate Law (the "DGCL") prior to the 1996 Annual Meeting. On or after such conversion of the Series A Preferred Stock into Common Stock, all rights to any accrued and unpaid dividends shall lapse. The WPG Group and the Geller Group have agreed to vote the shares of Common Stock beneficially owned by them to approve such conversion, and the Company expects that such conversion will be approved at the 1996 Annual Meeting. After giving effect to the sale of shares on the date of this Prospectus, the WPG Group and the Geller Group will beneficially own (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) 25.8% and 35.6%, respectively, of the outstanding Common Stock, and will hold the power to vote 4.2% and 25.7%, respectively, of the outstanding voting stock.

     In the event that the Series A Preferred Stock is not automatically converted into Common Stock on the day after the 1996 Annual Meeting, dividends shall be payable quarterly at a preferential return equal to 15% per annum of the Stated Liquidation Value out of funds legally available therefor, such dividend shall commence on the first day of the third month after the date of the 1996 Annual Meeting. Such right to return shall be cumulative until such dividend is paid by the Company. To the extent that dividends are declared and unpaid, additional dividends or interest shall accumulate on such unpaid dividends.

     Except as required by law or provided as described below, the holders of the Series A Preferred Stock shall not be entitled to vote such shares of Series A Preferred Stock. So long as the Series A shall remain outstanding, the Company shall not, without first obtaining the approval (by vote or written consent), as provided by law, of the holders of the majority of the outstanding number of shares of Series A Preferred Stock: (i) alter or change the rights, preferences, or privileges of the Series A Preferred Stock so as to materially adversely affect the holders of the Series A Preferred Stock; (ii) increase the authorized number of shares of the Series A Preferred Stock; or (iii) create any new class or series of shares having preferences over any outstanding Series A Preferred Stock as to dividends or assets.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The provisions of the Company's Charter, By-laws and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors.

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's Charter provides for eight directors, subject to an increase by the Board of Directors upon the affirmative vote of more than 80% of the directors then in office. The Charter provides that the Company will not take nor permit any of its subsidiaries to take corporate action with respect to the following matters, except upon the affirmative vote of more than 80% of the directors then in office: (a) any merger, consolidation or other business combination of the Company or any of its subsidiaries; (b) sales of assets (other than the sales of inventory in the ordinary course of business) of the Company or its subsidiaries (including assets consisting of shares of stock of a subsidiary) where the gross proceeds of the sale (exclusive of assumptions of liabilities) are, in the aggregate in excess of $7 million in any calendar year;
(c) any amendment to the Certificate of Incorporation or By-laws of the Corporation or the subsidiaries; (d) any payment (other than employee compensation and other ordinary incidents of employment) to any director, officer, stockholder or affiliate of the Corporation or any of its subsidiaries or any present or former known spouse, ancestor or descendant of the aforementioned persons or a trust or other similar entity for the benefit of the foregoing persons; (e) any declaration or payment of dividends or similar distributions on securities of the Company; (f) any public or private offering of convertible debt or other equity securities of the Company or the subsidiaries, other than (i) the offering of the Shares pursuant to an employee stock option plan for the benefit of the Company or the subsidiaries and (ii) certain other issuances of securities; (g) incurrence of indebtedness (other than indebtedness under the Company's bank credit facility and the purchase agreement relating to the 1994 debenture financing) by the Company and its subsidiaries where such indebtedness incurred, together with other indebtedness then outstanding (other than the Company's bank credit facility, the purchase agreement relating to the 1994 debenture financing and indebtedness attributable to amounts owed under the Marchon Stockholders as a result of the exchange of their shares in Marchon for Common Stock) aggregates $10 million or more; (h) any adoption of a plan of liquidation of the Company; or (i) any acquisition of assets and/or stock or related series of acquisitions of assets and/or stock (other than purchases of inventory and capital expenditures in the ordinary course of business) which would cause the amount expended (or committed to be expended) by the Company and its subsidiaries for the acquisition of such assets and/or stock during a calendar year to exceed $10 million. See "Certain Transactions -- Shareholders' Agreement."

     As permitted by DGCL, the Charter and By-laws provide that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director by reason of any act or omission occurring on or after July 18, 1988, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL,
(iv) for any transaction from which the director shall derive an improper personal benefit or (v) to any extent that such liability shall not be limited or eliminated by virtue of the provisions of Section 102(b)(7) of the DGCL or any successor thereof. In addition, the Charter provides that the Company shall, to the fullest extent authorized by the DGCL, as amended from time to time, indemnify and hold harmless all directors and officers against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators. The right to indemnification includes the right to be advanced funds from the Company for expenses incurred in defending any proceeding for which a right to indemnification is applicable.

     The Company's By-laws provide that special meetings of the stockholders may be called at any time by resolution of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer or the President, but may not be called by other persons.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING


     The several underwriters named below (the "Underwriters"), for whom William Blair & Company, L.L.C. and Gerard Klauer Mattison & Co., LLC ("GKM") are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the Company, the Selling Stockholders and the Representatives (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock (including 333,333 outstanding shares obtainable upon exercise of the Halco Option, which is being sold to the Underwriters by a Selling Stockholder, but excluding the over-allotment shares) set forth opposite each Underwriter's name below.



                                                                               NUMBER
                                   UNDERWRITERS                               OF SHARES
        -------------------------------------------------------------------   ---------
        William Blair & Company, L.L.C.....................................
        Gerard Klauer Mattison & Co., LLC..................................

                                                                              ---------
             Total.........................................................   3,650,639
                                                                              =========


     The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters pertaining to the Underwriting Agreement may be increased or such Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Stockholders that they propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession of not more
than $       per share. Additionally, the Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to certain
other dealers. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.


     The Company and certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 547,595 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering overallotments, if any, made in connection with the distribution of the shares of Common Stock offered hereby.


     The Company, the Company's directors and officers and certain stockholders of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock for a period of 180 days, and certain Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock for a period of 90 days, in each case after the effective date of the Registration Statement of which this Prospectus is a part without the written consent of the Representatives, except for the shares of Common Stock offered hereby and the sale of shares pursuant to the over-allotment option.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     GKM has provided various investment banking services to Marchon and the Company since 1994. In 1994, Marchon paid GKM fees in an aggregate amount of $237,500 relating to general investment banking services and in connection with the Company's acquisition of Marchon, and the Company paid GKM fees in an aggregate amount of $150,000 in connection with the December 1994 placement of the convertible debentures. In 1995, the Company paid GKM fees in an aggregate amount of $245,000 and issued three-year warrants to purchase up to 79,000 shares of common stock of the Company at $7.50 per share to GKM for investment banking services provided in connection with the Buddy L transaction.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Schwartz & Freeman, Chicago, Illinois. Certain legal matters with respect to the Offering will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois. Certain legal matters with respect to the Offering will be passed upon for the Underwriters by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus, the related consolidated financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part, and the consolidated financial statements as of and for each of the years in the five-year period ended December 31, 1995, from which the Statement of Operations Data and the Balance Sheet Data appearing on pages 5 and 15 of this Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this Registration Statement. Such consolidated financial statements, consolidated financial statement schedules and Statement of Operations and Balance Sheet Data have been included herein and elsewhere in this Registration Statement in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The audited schedules of the toy business of Buddy L Inc. and subsidiaries for the years ended December 31, 1993 and 1994 appearing in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Marchon, Inc. and subsidiaries at December 31, 1993 and for the year then ended appearing in this Prospectus and the Registration Statement have been audited by Coopers & Lybrand, LLP, independent auditors, as set forth in their report appearing herein and elsewhere in the Registration Statement which, as to Marchon Toys Ltd. (Hong
Kong), are based in part on the report of other auditors, and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Marchon Toys Ltd. (Hong Kong) at December 31, 1993 and for the year then ended, not separately presented herein, have been audited by Wong Brothers & Co., independent public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement with the Securities and Exchange Commission (the "Commission") on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by rules of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of or otherwise incorporated in the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, including the schedules and exhibits thereto, as well as such reports, proxy statements and other information filed by the Company can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices maintained by the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the American Stock Exchange and copies of such materials may also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                            EMPIRE OF CAROLINA, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Empire of Carolina, Inc. and Subsidiaries:
  Independent Auditors' Report.........................................................  F-2
  Consolidated Balance Sheets as of December 31, 1994, December 31, 1995 and March 31,
     1996 (unaudited)..................................................................  F-3
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
     1995 and the three months ended March 31, 1995 and 1996 (unaudited)...............  F-4
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
     1993, 1994 and 1995 and the three months ended March 31, 1996 (unaudited).........  F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
     1995 and the three months ended March 31, 1995 and 1996 (unaudited)...............  F-6
  Notes to Consolidated Financial Statements...........................................  F-8
Buddy L Inc. and Subsidiaries:
  Independent Auditors' Report......................................................... F-28
  Schedules of Net Sales, Cost of Sales and Direct Expenses for the Toy Business of
     Buddy L Inc. and subsidiaries for the years ended December 31, 1993 and 1994...... F-29
  Unaudited Schedule of Net Sales, Cost of Sales and Direct Expenses for the Toy
     Business of Buddy L Inc. and subsidiaries for the period ended July 7, 1995....... F-30
  Notes to Schedules of Net Sales, Cost of Sales and Direct Expenses for the Toy
     Business of Buddy L Inc. and subsidiaries for the years ended December 31, 1993 and 1994 and the unaudited period ended July 7, 1995.............................. F-31
Marchon, Inc. and Subsidiaries:
  Reports of Independent Accountants................................................... F-33
  Consolidated Balance Sheet as of December 31, 1993................................... F-35
  Consolidated Statement of Operations for the year ended December 31, 1993............ F-36
  Consolidated Statement of Changes in Stockholders' Equity for the year ended December
     31, 1993.......................................................................... F-37
  Consolidated Statement of Cash Flows for the year ended December 31, 1993............ F-38
  Notes to Consolidated Financial Statements........................................... F-39
  Unaudited Consolidated Condensed Statements of Operations and Retained Earnings
     (Deficit) and Cash Flows for the nine months ended September 30, 1994............. F-44
  Notes to Unaudited Consolidated Condensed Statements of Operations and Retained
     Earnings (Deficit) and of Cash Flows.............................................. F-46
Empire of Carolina, Inc. and Subsidiaries Unaudited Pro Forma Statement of Operations:
  Introduction to Unaudited Pro Forma Consolidated Condensed Statement of Operations... F-47
  Unaudited Pro Forma Consolidated Condensed Statement of Operations for the year ended
     December 31, 1995................................................................. F-48
  Notes to Unaudited Pro Forma Consolidated Condensed Statement of Operations.......... F-49

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Empire of Carolina, Inc.

     We have audited the accompanying consolidated balance sheets of Empire of Carolina, Inc. and its subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Empire of Carolina, Inc. and its subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in accordance with generally accepted accounting principles.

     As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

     We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets as of December 31, 1991, 1992 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1991 and 1992 (none of which are presented herein); and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the statement of operations data and the balance sheet data for each of the five years in the period ended December 31, 1995, appearing on pages 5 and 15, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

Raleigh, North Carolina
March 29, 1996
(April 8, 1996 as to Note 17)

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                                 1994            1995          1996
                                                             ------------    ------------    ---------
                                                                                             (UNAUDITED)
                         ASSETS
Current assets:
  Cash and cash equivalents...............................     $  2,738        $  2,568      $     339
  Marketable securities...................................        2,305             189            173
  Accounts receivable, less allowances and other
     deductions
     (1994 -- $3,770; 1995 -- $4,290; 1996 -- $4,560).....       15,260          48,957         29,336
  Inventories, net........................................       11,775          30,178         39,367
  Prepaid expenses and other current assets...............        1,735           2,046          4,174
  Deferred income taxes...................................        4,464           5,596          4,503
                                                                -------        --------       --------
     Total current assets.................................       38,277          89,534         77,892
Property, plant and equipment, net........................       11,171          23,640         22,894
Excess cost over fair value of net assets acquired........        9,970          15,174         14,965
Trademarks, patents, tradenames and licenses..............        7,044          10,253         10,052
Other noncurrent assets...................................        1,494           1,552          1,664
                                                                -------        --------       --------
     Total................................................     $ 67,956        $140,153      $ 127,467
                                                                =======        ========       ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion of long-term debt.....     $  8,686        $ 49,206      $  46,510
  Accounts payable -- trade...............................        6,080          17,516         13,828
  Accrued income taxes....................................        3,066           1,575             --
  Accrued employee compensation...........................        1,830           1,293            641
  Accrued royalties.......................................        1,576           3,705          2,026
  Accrued nonrecurring restructuring and relocation
     expenses.............................................           --           3,227          1,727
  Indemnification obligations related to sales of
     subsidiaries.........................................        3,363           1,926          1,117
  Other accrued liabilities...............................        4,761           4,249          6,065
                                                                -------        --------       --------
     Total current liabilities............................       29,362          82,697         71,914
                                                                -------        --------       --------
Long-term liabilities:
  Convertible subordinated debentures.....................       13,563          13,851         13,923
  Senior subordinated notes...............................           --           7,959          8,148
  Deferred income taxes...................................        2,894           2,083          2,057
  Other noncurrent liabilities............................        1,560           3,101          3,054
                                                                -------        --------       --------
     Total long-term liabilities..........................       18,017          26,994         27,182
                                                                -------        --------       --------
     Total liabilities....................................       47,379         109,691         99,096
                                                                -------        --------       --------
Commitments and contingencies (See Note 12)
Stockholders' equity:
  Common stock, $.10 par value, 30,000,000 shares
     authorized, shares issued and outstanding: 1994 --
     4,191,000;
     1995 -- 5,195,000; 1996 -- 5,205,000.................          419             519            521
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, shares of series A cumulative convertible
     preferred stock authorized, issued and outstanding:
     1994 -- 0; 1995 and 1996 -- 442,264 ($3,206,000
     involuntary liquidation preference)..................       --                   4              4
  Additional paid-in capital..............................       18,972          33,193         33,256
  Retained earnings (deficit).............................        1,842          (2,659)        (4,815)
  Stockholders' loans.....................................         (656)           (595)          (595)
                                                                -------        --------       --------
     Total stockholders' equity...........................       20,577          30,462         28,371
                                                                -------        --------       --------
Total.....................................................     $ 67,956        $140,153      $ 127,467
                                                                =======        ========       ========

               See notes to the consolidated financial statements

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                                   THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,            MARCH 31,
                                                 ------------------------------    ------------------
                                                  1993       1994        1995       1995       1996
                                                 -------    -------    --------    -------    -------
                                                                                      (UNAUDITED)
Net sales......................................  $41,354    $57,964    $153,744    $19,088    $22,186
Cost of sales..................................   29,733     40,557     111,905     12,937     16,217
                                                 -------    -------    --------    -------    -------
Gross profit...................................   11,621     17,407      41,839      6,151      5,969
Selling and administrative.....................   15,086     16,442      36,183      6,804      7,298
Nonrecurring restructuring and relocation
  charges......................................    --         --          7,550        150      --
                                                 -------    -------    --------    -------    -------
Operating income (loss)........................   (3,465)       965      (1,894)      (803)    (1,329)
Other income (expenses):
  Interest income, dividends and net realized
     gains.....................................    3,027      2,612         514         54         13
  Unrealized loss on marketable securities.....    --          (773)      --         --         --
  Interest expense.............................   (2,937)    (1,407)     (5,996)      (667)    (2,132)
  Gain on settlement of Connecticut tax
     assessment................................    2,925      --          --         --         --
                                                 -------    -------    --------    -------    -------
       Total other income (expenses)...........    3,015        432      (5,482)      (613)    (2,119)
                                                 -------    -------    --------    -------    -------
Income (loss) from continuing operations before
  income taxes and cumulative effect of an
  accounting change............................     (450)     1,397      (7,376)    (1,416)    (3,448)
Income tax expense (benefit)...................    1,066        808      (2,875)      (410)    (1,292)
                                                 -------    -------    --------    -------    -------
Income (loss) from continuing operations before
  cumulative effect of an accounting change....   (1,516)       589      (4,501)    (1,006)    (2,156)
Income from discontinued operations, net of
  tax..........................................   25,729      --          --         --         --
                                                 -------    -------    --------    -------    -------
Income (loss) before cumulative effect of an
  accounting change............................   24,213        589      (4,501)    (1,006)    (2,156)
Cumulative effect of change in accounting for
  income taxes.................................      114      --          --         --         --
                                                 -------    -------    --------    -------    -------
Net income (loss)..............................  $24,327    $   589    $ (4,501)   $(1,006)   $(2,156)
                                                 =======    =======    ========    =======    =======
Income (loss) per common share:
  Primary earnings per share --
  Income (loss) from continuing operations
     before cumulative effect of an accounting
     change....................................  $ (0.10)   $  0.05    $  (0.96)   $ (0.24)   $ (0.41)
  Income from discontinued operations..........     1.75      --          --         --         --
                                                 -------    -------    --------    -------    -------
  Income (loss) before cumulative effect of an
     accounting change.........................     1.65       0.05       (0.96)     (0.24)     (0.41)
  Cumulative effect of change in accounting for
     income taxes..............................     0.01      --          --         --         --
                                                 -------    -------    --------    -------    -------
Net income (loss)..............................  $  1.66    $  0.05    $  (0.96)   $ (0.24)   $ (0.41)
                                                 =======    =======    ========    =======    =======
Fully diluted earnings per share --
  Income (loss) from continuing operations
     before cumulative effect of an accounting
     change....................................  $ (0.07)   $  0.05    $  (0.96)   $ (0.24)   $ (0.41)
  Income from discontinued operations..........     1.58      --          --         --         --
                                                 -------    -------    --------    -------    -------
  Income (loss) before cumulative effect of an
     accounting change.........................     1.51       0.05       (0.96)     (0.24)     (0.41)
  Cumulative effect of change in accounting for
     income taxes..............................     0.01      --          --         --         --
                                                 -------    -------    --------    -------    -------
Net income (loss)..............................  $  1.52    $  0.05    $  (0.96)   $ (0.24)   $ (0.41)
                                                 =======    =======    ========    =======    =======
Dividends per common share.....................  $     0    $     0    $      0    $     0    $     0
                                                 =======    =======    ========    =======    =======


               See notes to the consolidated financial statements

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           SERIES A
                                          CUMULATIVE
                                          CONVERTIBLE
                       COMMON STOCK     PREFERRED STOCK  ADDITIONAL   RETAINED    TREASURY STOCK      FOREIGN
                     -----------------  ---------------   PAID-IN     EARNINGS  ------------------   CURRENCY    STOCKHOLDERS'
                     SHARES    AMOUNT   SHARES   AMOUNT   CAPITAL     (DEFICIT) SHARES     AMOUNT   TRANSLATION      LOANS
                     -------   -------  ------   ------  ----------   --------  -------   --------  -----------  -------------
                                                                  (IN THOUSANDS)
Balance, January 1,
  1993..............  10,640   $ 1,064   --       $--     $  39,157   $ 16,660     (105)  $   (789)   $(1,560)      -$-
Net income..........   --        --      --       --         --         24,327    --         --        --           --
Conversion of debt
  into common
  stock.............   5,760       576   --       --         17,424      --       --         --        --           --
Sale of assets of
  foreign
  subsidiary........   --        --      --       --         --          --       --         --         1,560       --
                     -------   -------    ---     ----     --------    -------  --------   -------     ------        -----
Balance, December
  31, 1993..........  16,400     1,640   --       --         56,581     40,987     (105)      (789)    --           --
Net income..........   --        --      --       --         --            589    --         --        --           --
Purchase of treasury
  stock.............   --        --      --       --         --          --     (13,181)   (86,111)    --           --
Cancellation of
  treasury stock.... (13,286)   (1,329)  --       --        (45,837)   (39,734)  13,286     86,900     --           --
Issuance of common
  stock in Marchon
  acquisition.......   1,077       108   --       --          6,488      --       --         --        --           --
Net stockholders'
  loans.............   --        --      --       --         --          --       --         --        --             (656)
Issuance of common
  stock warrants....   --        --      --       --          1,740      --       --         --        --           --
                     -------   -------    ---     ----     --------    -------  --------   -------     ------        -----
Balance, December
  31, 1994..........   4,191       419   --       --         18,972      1,842    --         --        --             (656)
Net loss............   --        --      --       --         --         (4,501)   --         --        --           --
Issuance of common
  stock in Buddy L
  acquisition.......     757        76   --       --          9,004      --       --         --        --           --
Issuance of common
  stock.............     247        24   --       --          1,770      --       --         --        --           --
Issuance of
  preferred stock...   --        --       442        4        3,202      --       --         --        --           --
Collections on
  stockholders'
  loans.............   --        --      --       --         --          --       --         --        --               61
Other capital
  transactions......   --        --      --       --            245      --       --         --        --           --
                     -------   -------    ---     ----     --------    -------  --------   -------     ------        -----
Balance, December
  31, 1995..........   5,195       519    442        4       33,193     (2,659)   --         --        --             (595)
Net loss
  (unaudited).......   --        --      --       --         --         (2,156)   --         --        --           --
Issuance of common
  stock
  (unaudited).......      10         2   --       --             63      --       --         --        --           --
                     -------   -------    ---     ----     --------    -------  --------   -------     ------        -----
Balance, March 31,
  1996
  (unaudited).......   5,205   $   521    442     $  4    $  33,256   $ (4,815)   --      $  --       $--            $(595)
                     =======   =======    ===     ====     ========    =======  ========   =======     ======        =====


                       TOTAL
                      --------

Balance, January 1,
  1993..............  $ 54,532
Net income..........    24,327
Conversion of debt
  into common
  stock.............    18,000
Sale of assets of
  foreign
  subsidiary........     1,560
                      --------
Balance, December
  31, 1993..........    98,419
Net income..........       589
Purchase of treasury
  stock.............   (86,111)
Cancellation of
  treasury stock....     --
Issuance of common
  stock in Marchon
  acquisition.......     6,596
Net stockholders'
  loans.............      (656)
Issuance of common
  stock warrants....     1,740
                      --------
Balance, December
  31, 1994..........    20,577
Net loss............    (4,501)
Issuance of common
  stock in Buddy L
  acquisition.......     9,080
Issuance of common
  stock.............     1,794
Issuance of
  preferred stock...     3,206
Collections on
  stockholders'
  loans.............        61
Other capital
  transactions......       245
                      --------
Balance, December
  31, 1995..........    30,462
Net loss
  (unaudited).......    (2,156)
Issuance of common
  stock
  (unaudited).......        65
                      --------
Balance, March 31,
  1996
  (unaudited).......  $ 28,371
                      ========

               See notes to the consolidated financial statements

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                             THREE MONTHS
                                                                                                 ENDED
                                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                                        --------------------------------   -----------------
                                                          1993        1994       1995       1995      1996
                                                        ---------   --------   ---------   -------   -------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...................................  $  24,327   $    589   $  (4,501)  $(1,006)  $(2,156)
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    Cumulative effect of change in accounting for
      income taxes....................................       (114)     --         --         --        --
    Depreciation and amortization.....................      1,796      2,283       7,211     1,200     2,273
    Changes in allowances for losses on assets........        492      1,444         703       178       224
    Losses (gains) on sales of securities ............         (2)       141           3     --           16
    Income from discontinued operations...............    (25,729)     --         --         --        --
    Writedown of assets...............................     --            773          17     --        --
    Other.............................................      1,067        163      --         --         (800)
    Changes in assets and liabilities, net of
      acquisitions and dispositions of businesses:
      Accounts receivable.............................        590      6,294     (31,422)      231    19,497
      Inventories.....................................       (492)    (1,312)     (5,095)   (5,435)   (9,289)
      Prepaid expenses and other current assets.......        122         84         135    (1,218)   (2,128)
      Increase in other noncurrent assets.............     --           (749)        (58)      464      (187)
      Accounts payable -- trade.......................        386     (8,754)     11,436     3,026    (3,688)
      Accrued and other liabilities...................     (1,305)       589      (1,368)   (1,294)   (2,024)
      Accrued and deferred income taxes...............     (1,540)    (1,528)     (3,434)     (520)     (508)
      Other noncurrent liabilities....................       (424)      (352)      1,541        88       142
                                                         --------    -------    --------   -------   -------
         Net cash provided by (used in) operating
           activities.................................       (826)      (335)    (24,832)   (4,286)    1,372
                                                         --------    -------    --------   -------   -------
Cash flows from investing activities:
  Capital expenditures................................     (1,423)    (4,453)     (5,750)   (1,118)     (970)
  Acquisition of Marchon, net of cash acquired........     --         (2,618)     --         --        --
  Acquisition of Buddy L..............................     --          --        (20,092)    --        --
  Loans to Halco Industries, Inc......................    (22,000)    (3,825)     --         --        --
  Repayment of loan by Halco Industries, Inc..........     --         25,825      --         --        --
  Proceeds from sales of property and equipment.......        575        139      --         --        --
  Proceeds from sales of marketable securities........        529     68,538       2,096     2,099     --
  Collections on stockholders' loans..................                                61     --        --
  Net proceeds from the sales of subsidiaries.........    103,376      --         --         --        --
  Purchase of marketable securities...................    (71,841)     --         --         --        --
  Net cash provided by discontinued operations........        446      --         --         --        --
                                                         --------    -------    --------   -------   -------
         Net cash provided by (used in) investing
           activities.................................      9,662     83,606     (23,685)      981      (970)
                                                         --------    -------    --------   -------   -------
Cash flows from financing activities:
  Net borrowings (repayments) under lines-of-credit...      8,912    (11,538)     35,767     7,178    (1,428)
  Proceeds from issuance of common stock..............     --          --          1,794     --           65
  Proceeds from issuance of preferred stock...........     --          --          3,206     --        --
  Repayments of long-term debt........................    (16,753)      (204)     --        (2,925)   (1,268)
  Proceeds from issuance of long-term debt............     --         15,000       7,580     --        --
  Purchase of treasury stock..........................     --        (86,111)                --        --
  Sale of minority interest in CLR                             25      --         --         --        --
                                                         --------    -------    --------   -------   -------
         Net cash provided by (used in) financing
           activities:................................     (7,816)   (82,853)     48,347     4,253    (2,631)
                                                         --------    -------    --------   -------   -------
Net increase (decrease) in cash and cash
  equivalents.........................................      1,020        418        (170)      948    (2,229)
Cash and cash equivalents, beginning of period........      1,300      2,320       2,738     2,738     2,568
                                                         --------    -------    --------   -------   -------
Cash and cash equivalents, end of period..............  $   2,320   $  2,738   $   2,568   $ 3,686   $   339
                                                         ========    =======    ========   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest..........................................  $   2,897   $  1,413   $   4,246   $   611   $ 1,554
    Income taxes, net of refunds......................     35,209      3,310         163       110        43

               See notes to the consolidated financial statements

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

NONCASH INVESTING AND FINANCING ACTIVITIES


     On July 7, 1995, the Company acquired the toy business assets and assumed certain liabilities of Buddy L Inc. and its subsidiary, Buddy L (Hong Kong) Limited, for an aggregate purchase price of $33,925,000, including expenses, and including the issuance of (i) $4,753,000 one-year notes and (ii) 756,667 shares of common stock. The acquisition was funded as follows (in thousands):


    Sale of common stock (247,392 shares)......................................   $ 1,794
    Sale of Series A cumulative convertible preferred stock (442,264 shares)...     3,206
    Borrowings under line of credit............................................     7,512
    Borrowings under senior subordinated notes.................................     7,580
    One-year notes issued to seller............................................     4,753
    Issuance of common stock to seller (756,667 shares)........................     9,080
                                                                                  -------
                                                                                  $33,925
                                                                                  =======

     The components of cash used for the acquisition as reflected in the consolidated statements of cash flows are as follows (in thousands):

    Fair value of assets acquired..............................................   $37,829
    Liabilities assumed........................................................    (3,904)
    One-year notes issued......................................................    (4,753)
    Common stock issued (756,667 shares).......................................    (9,080)
                                                                                  -------
    Cash paid in acquisition...................................................   $20,092
                                                                                  =======


     On October 13, 1994, the Company acquired all of the common stock of Marchon, Inc. ("Marchon") for approximately $13,664,000, including expenses. In connection with the acquisition, the Company issued $3,250,000 one-year notes and 1,076,923 shares of common stock as partial consideration for the purchase. Components of cash used for the acquisition as reflected in the consolidated statements of cash flows are summarized as follows (in thousands):


    Fair value of assets acquired, net of cash acquired.......................   $ 37,371
    Liabilities assumed.......................................................    (24,907)
    One-year notes issued.....................................................     (3,250)
    Common stock issued (1,076,923 shares)....................................     (6,596)
                                                                                 --------
    Cash paid in acquisition, net of cash acquired............................   $  2,618
                                                                                 ========

     During 1995, the Company finalized its allocation of the purchase price of Marchon by decreasing assets acquired and increasing liabilities assumed by $65,000 and $461,000, respectively, and increasing excess cost over fair value of net assets acquired by $526,000.

     During 1994, the Company issued warrants to Steve Geller, Neil Saul and their designees who assisted them in connection with debenture financing and to certain investment bankers to purchase 1,242,000 shares of the Company's common stock. As a result, paid in capital increased $1,740,000, prepaid assets increased $303,000, and debt decreased $1,437,000.

     During 1994, the Company cancelled all shares held in treasury at September 30, 1994. The result of the cancellation was a reduction in common stock of $1,329,000, a reduction in paid in capital of $45,837,000, a reduction in retained earnings of $39,734,000, and a reduction in treasury stock of $86,900,000.

     During 1993, Halco Industries, Inc. converted $18,000,000 of debt owed by the Company into an aggregate of 5,760,000 shares of the Company's common stock. As a result, common stock increased $576,000 and additional paid-in capital increased $17,424,000.

               See notes to the consolidated financial statements

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                  (UNAUDITED AS TO MARCH 31, 1996 INFORMATION)

1. SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Business Operations -- Empire of Carolina, Inc. ("Empire" or the "Company") is engaged in the design, manufacture and marketing of toys, plastic decorative holiday products and buttons through its wholly-owned subsidiaries Empire Industries, Inc. ("Empire Industries"), Marchon, Inc. ("Marchon") and Empire Manufacturing, Inc. ("Empire Manufacturing").

     On July 7, 1995, two wholly-owned subsidiaries of Empire, Empire Acquisition Corp., now known as Empire Manufacturing, Inc., a Delaware corporation, and Carnichi Limited acquired the toy business assets and assumed certain liabilities of Buddy L Inc., a Delaware corporation and a wholly-owned subsidiary of SLM International, Inc., and Buddy L (Hong Kong) Limited, a Hong Kong corporation and a subsidiary of Buddy L Inc. (the toy business of Buddy L Inc. and Buddy L (Hong Kong) Limited, collectively referred to as "Buddy L").

     The 1995 acquisition of Buddy L and the 1994 acquisition of Marchon are discussed in Note 3.

     From 1989 through early 1993, the Company was engaged in additional businesses through other subsidiaries. See Note 15.

     See Note 2 concerning a change in control of the Company during 1994.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries after elimination of intercompany accounts and transactions. See Notes 3 and 15.

     Unaudited Financial Statements -- In the opinion of management, the consolidated statements of earnings and the consolidated statements of cash flows for the three months ended March 31, 1995 and 1996 and the consolidated balance sheet as of March 31, 1996 include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations and cash flows for the periods then ended in accordance with generally accepted accounting principles.

     Cash and Cash Equivalents -- Cash and cash equivalents include all highly liquid investments having an original maturity of three months or less.

     Marketable Securities -- Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains or losses when securities are sold.

     Inventories -- Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out ("FIFO") basis.


     Property -- Property is stated at original cost, reduced for any identified long-term impairments, and includes expenditures for major betterment's and renewals. Depreciation is recorded over the estimated useful lives of the assets using straight-line or accelerated methods. Assets lives by property types are as follows:


        Building and improvements........................................   10-35 years
        Machinery and equipment..........................................    5-10 years
        Molds............................................................       3 years
        Furniture and fixtures...........................................    7-10 years
        Computer equipment...............................................     3-5 years

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

1. SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
     Debt Issue Costs -- The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt. Such amounts are included in other noncurrent assets in the consolidated balance sheets.

     Sales -- Sales are recorded net of anticipated returns, discounts and allowances.

     Research and Development -- Research and development costs, included in selling and administrative expenses (1993 -- $311,000; 1994 -- $1,112,000; 1995
- -- $2,984,000; three months ended March 31, 1996 -- $837,000), are expensed as incurred.

     Deferred Income Taxes -- Deferred income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes (benefits) are provided on temporary differences between the financial statement carrying values and the tax bases of assets and liabilities. See Note 8.


     Identifiable and Unidentifiable Intangible Assets -- Excess of cost over fair value of net assets acquired relating to the Company's acquisitions of Marchon and Buddy L are being amortized on a straight-line basis over a period of twenty years. Amortization expense for 1993, 1994 and 1995 was $0, $104,000 and $641,000, respectively. Accumulated amortization at December 31, 1995 was $745,000. Additional consideration paid in connection with the earnout provision of the Buddy L acquisition will result in an adjustment of the purchase price and a corresponding increase of the excess of cost over fair value of net assets acquired. Such amounts will be amortized over the remaining useful life. See
Note 3.


     Patents, trademarks, tradenames, and licensing agreements represent assets acquired relating to the Company's acquisitions of Marchon and Buddy L and are carried at fair market value on the date of acquisition less accumulated amortization. These assets are being amortized on a straight-line basis over their estimated useful lives, which range from one to fifteen years. Amortization expense for 1993, 1994 and 1995 was $0, $200,000 and $1,091,000,
respectively. Accumulated amortization at December 31, 1995 was $1,291,000.


     The Company assesses the recoverability of identifiable and unidentifiable intangible assets based on management's projections of future cash flows of acquired businesses, including the related product lines, as appropriate. If an impairment is indicated, based on a comparison of the projected future cash flows with the carrying value of the intangible assets, an adjustment to the carrying value to reduce it to the estimated recoverable amount is made. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.


     Foreign Currency -- The financial position and results of operations of Marchon Toys, Ltd. ("Marchon Toys"), Marchon's wholly-owned Hong Kong subsidiary, are measured using local currency as the functional currency. Foreign currency assets and liabilities are translated into their US dollar equivalents based on rates of exchange prevailing at the end of each respective year. Revenue and expense accounts are translated at prevailing exchange rates during the year. Gains and losses resulting from foreign currency translation are accumulated as a separate component of stockholders' equity. Transactions in foreign currencies are translated at the rates in effect on the dates of the transactions.

     Earnings Per Share -- Primary earnings per share are based on the weighted-average shares of common stock and dilutive common stock equivalents outstanding during the year. Fully diluted earnings per share are based on the weighted-average shares of common stock and dilutive common stock equivalents outstanding during the year adjusted for the assumed conversion of certain debt into common stock. See Note 11.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

1. SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
     Newly Issued Accounting Pronouncements -- In May 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company does not believe the adoption of SFAS No. 121 will have a material effect on its consolidated financial statements. The Statement is required to be implemented by the Company in 1996.

     Accounting for Stock Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share for the year ending December 31, 1996.

     Reclassifications -- Certain amounts for 1993 and 1994 have been reclassified to conform to 1995 presentation.

2. CHANGE IN CONTROL

     Prior to the 1994 change in control, Maurice A. Halperin, Barry S. Halperin, and Carol A. Minkin, officers and/or directors of the Company, and Halco Industries, Inc. ("Halco"), a corporation whose stock was held principally by Barry S. Halperin, owned, in the aggregate, approximately 91% or 13,566,000 shares of the outstanding shares of common stock of the Company after the purchase by the Company of the shares tendered under the tender offer that expired on January 11, 1994. See Note 10.

     On September 30, 1994 the Company redeemed 11,766,634 shares of its common stock for $6.50 per share from Maurice A. Halperin, Barry S. Halperin, Carol A. Minkin, members of their families and Halco (collectively, the "Halperin Group"). Subsequent to the redemption on September 30, 1994, Maurice A. Halperin and Barry S. Halperin resigned as directors and officers of Empire and its subsidiaries, and Carol A. Minkin resigned as a director of Empire. Thereafter, on September 30, 1994, Steven Geller ("Geller") was elected Chairman of the Board and Chief Executive Officer of Empire.

     Geller, under separate agreements with the Halperin Group, (a) purchased 500,000 shares of common stock of the Company from the Halperin Group at $6.50 per share, (b) acquired an option to purchase up to 500,000 shares of common stock of the Company from Halco at prices between $6.50 and $7.78 per share over a three-year period and (c) acquired the right to vote Halco's remaining 1,499,872 shares of common stock of the Company (which shares include the shares Geller has the option to purchase referred to in (b) above). Geller's right to vote such shares terminates upon the Halperin Group's disposal thereof. Geller has certain rights of first refusal relative to the Halperin Group's disposal of their remaining shares.

     Effective July 15, 1994, Geller and Neil Saul ("Saul") entered into employment agreements with minimum terms of three years, pursuant to which Geller became Chairman and Chief Executive Officer of Empire Industries, and Saul became President of Empire Industries. In connection with such employment, on July 18, 1994, each of Messrs. Geller and Saul were granted options to purchase an aggregate of 500,000 shares of common stock pursuant to the Company's 1994 Stock Option Plan. Options to acquire 60,376 shares of common stock vest over a three-year period and are exercisable at $6.625 per share and options to acquire

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

2. CHANGE IN CONTROL (CONTINUED)
439,624 shares of common stock vest over a three-year period and are exercisable at $6.50 per share. Pursuant to the terms of Geller's employment agreement, upon the closing of the redemption of the Halperin Group's shares, the obligations of Empire Industries under such employment agreement were assigned to the Company. Thereafter, the Board elected Geller Chairman of the Board and Chief Executive Officer of the Company. In connection with a 1995 severance agreement, all of Saul's options, except for 9,940 shares exercised subsequent to December 31, 1995, expired during the first quarter of 1996.

     In connection with the merger of Marchon, which is discussed in Note 3, Marvin Smollar ("Smollar"), the former Chairman of the Board of Directors, President and principal stockholder of Marchon, was appointed to the Company's Board of Directors and became the Company's President and Chief Operating Officer on October 13, 1994.

     Subsequent to the merger of Marchon, Smollar transferred shares he received in the merger to Champ Enterprises Limited Partnership ("Champ"), of which Smollar is a general partner and one of the limited partners. Subsequent to the execution of the Shareholders' Agreement, Champ assigned its stock in the Company to the Autumn Glory Trust, an International Registered Trust (the "Trust"). The Trust agreed to be bound by the Shareholders' Agreement and the Marchon Shareholders' Agreement, as discussed below.

     Geller, Saul, Smollar, Champ, and holders of $14.9 million of the Company's 9% convertible debentures, entered into a Shareholders' Agreement ("Shareholders' Agreement") dated December 22, 1994. So long as it is in effect, the Shareholders' Agreement takes precedence over a stockholders' agreement (the "Marchon Shareholders' Agreement") among Geller, Smollar and Saul, dated October 14, 1994 (Geller, Smollar and Saul, and their permitted transferees collectively the "Geller Group"). Under the Shareholders' Agreement, the parties have been granted rights of first refusal and co-sale rights upon certain transfers of shares of the Company's common stock. In addition, the debenture holders, for a one-year period commencing on the fifth anniversary of the date of the Shareholders' Agreement, have one-right (the "Put Right"), subject to certain conditions, to cause the Geller Group, at the option of the Geller Group, to either (i) purchase the Company's common stock or cause third parties to purchase the Company's common stock that would result from the conversion by the debenture holders and certain other shares at either an agreed to or appraised value or (ii) use their best efforts (including, but not limited to, voting their shares) to effectuate a sale of the Company's stock or assets on terms reasonably acceptable to the debenture holders and the Geller Group. The Put Right shall terminate at such time, if ever, as the Company's trading market value (determined on a fully-diluted basis) is in excess of $125,000,000 or the Company has sold either $30,000,000 in shares or 2,000,000 shares at $7.50 per share, pursuant to one or more registration statements solely for cash.

     The Shareholders' Agreement also contains provisions regarding the composition of the Board of Directors of the Company (the "Board of Directors"). The Shareholders' Agreement provides that more than 80% of the members of the Board of Directors are required to approve certain major transactions. Upon the occurrence of certain unfavorable events, the debenture holders would have the right commencing in 1996 to designate all of the members of the Board of Directors.

     At December 31, 1995, Geller, Saul, the Trust and the debenture holders collectively owned, assuming conversion of exercisable options, warrants, and convertible debentures, or have voting power with respect, to approximately 6,583,000 shares or 77% of the Company's common stock.

3. ACQUISITION OF MARCHON, INC. AND BUDDY L

     Marchon, Inc. -- On October 13, 1994, Marchon, Inc. was merged into a newly-created wholly-owned subsidiary of the Company, which then changed its name to Marchon, Inc. The stockholders of the former

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

3. ACQUISITION OF MARCHON, INC. AND BUDDY L (CONTINUED)
Marchon, Inc. received, in consideration of such merger, 1,076,923 shares of the Company's common stock and $6,500,000 in cash (payable $3,250,000 at closing and the balance one year from closing). The acquisition has been accounted for by the purchase method of accounting. An excess purchase price of approximately $10,500,000 has been determined, based upon the fair values of assets acquired and liabilities assumed with the acquisition. The operating results of this acquisition are included in the Company's consolidated results of operations from the date of acquisition.

     Buddy L -- On July 7, 1995, two subsidiaries of the Company, Empire Manufacturing, Inc. and Carnichi Limited, a Hong Kong corporation, acquired the toy business assets and assumed certain liabilities of Buddy L.

     The purchased assets comprise the former toy manufacturing, design and marketing business of Buddy L. The Company will continue to operate the business using the trademark "Buddy L" in order to take advantage of Buddy L brand recognition.

     The consideration for the acquisition included the following: (i) 756,667 shares of the Company's common stock (and up to 454,000 shares of common stock as price protection in the event Buddy L sells the aforementioned received common stock under certain circumstances between July 7, 1996 and December 31, 1997 for less than $12.00 per share); (ii) approximately $15,600,000 in cash and $4,753,000 of one-year 10% notes issued to Buddy L for the purchase of domestic and Canadian inventory and receivables; and (iii) a five-year earnout based upon an amount equal to either 1 1/2% of consolidated sales of the Company's and Buddy L's products or, at Buddy L's option, a percentage of the Company's consolidated earnings before interest and income taxes based on the sale of Buddy L products, but in no event will the earnout be less than $3,250,000, including $1,250,000 in cash paid at closing (which sum was included in (ii) above), with the excess over $3,250,000 subject to certain offsets not to exceed $10,000,000. The amount of earnout is also limited so as not to exceed certain levels except under certain circumstances. Buddy L also received certain demand and "piggyback" registration rights with respect to the Company's common stock.

     An excess purchase price of approximately $5,300,000 has been determined, based upon the fair values of assets acquired and liabilities assumed with the acquisition. Excess of cost over fair value of net assets acquired relating to the Company's acquisition of the net assets of Buddy L is being amortized on a straight-line basis over a period of twenty years.

     Approximately $4,300,000 of the purchase price of the assets of Buddy L has been allocated to the trademarks acquired.

     To provide a portion of the funds needed to finance the acquisition, the Company issued three-year senior subordinated notes in the aggregate principal amount of $7,580,000 bearing interest at the rate of 12% per annum (see Note 7). The holders of the notes were issued four-year warrants for the purchase of up to 758,000 shares of the Company's common stock on the basis of one share of common stock for each $10 of notes acquired, exercisable commencing July 7, 1997 at an exercise price of $9.00 per share. If the notes are redeemed, the warrants lapse. The Company also issued 247,392 shares of its $.10 par value common stock at $7.25 per share and 442,264 shares of its $.01 par value Series A cumulative convertible preferred stock at $7.25 per share.

     In addition, the Company secured a new revolving credit loan through Empire Manufacturing (see Note 7).

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

3. ACQUISITION OF MARCHON, INC. AND BUDDY L (CONTINUED)
     The following unaudited proforma results of continuing operations assume the transactions described above occurred as of January 1, 1994 after giving effect to certain adjustments, including amortization of the excess of cost over underlying net assets (in thousands, except per share amounts):

                                                                      1994          1995
                                                                    --------      --------
    Net sales....................................................   $215,102      $187,193
    Loss from continuing operations before income taxes and
      cumulative effect of an accounting change..................    (73,212)      (22,818)
    Net loss.....................................................    (48,647)      (14,693)
    Loss per share:
         Primary and fully diluted...............................      (9.27)        (2.83)

     The unaudited pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future results of operations.

4. INVESTMENTS

     Marketable Securities -- Effective January 1, 1994, the Company adopted SFAS No. 115. In accordance with SFAS No. 115, the Company records its investments in marketable equity securities, which are classified as available for sale, at fair value. The effect of the adoption of SFAS No. 115 was not material to the Company's financial statements.

     At December 31, 1994, the Company determined that the decline in fair value for all of their securities was other than temporary. In accordance with SFAS No. 115, the Company recorded a $773,000 writedown to reflect its securities at net realizable value and included such writedown in the consolidated statement of operations for the year ended December 31, 1994. Included in interest income, dividends and net realized gains are net realized gains (losses) on sales of marketable securities of $2,000, $(140,000) and $(3,000) for the three years ended December 31, 1993, 1994 and 1995, respectively.

     The Company's and its subsidiaries' investments consist of the following:

                                                               MARKET VALUE      CARRYING VALUE
                                                               ------------      --------------
                                                                        (IN THOUSANDS)
    December 31, 1994:
      Investment in common stocks...........................      $1,734             $1,734
      Investment in preferred stocks........................         399                399
      Investments in limited partnerships...................         172                172
                                                                  ------             ------
      Total.................................................      $2,305             $2,305
                                                                  ======             ======
    December 31, 1995:
      Investments in preferred stocks.......................      $  189             $  189
                                                                  ======             ======
    March 31, 1996:
      Investments in preferred stocks.......................      $  173             $  173
                                                                  ======             ======

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

5. INVENTORIES

     A summary of inventories, by major classification, at December 31, 1994 and 1995 and March 31, 1996 is as follows (in thousands):

                                                     DECEMBER 31,      DECEMBER 31,      MARCH 31,
                                                         1994              1995            1996
                                                     ------------      ------------      ---------
    Raw materials.................................     $  4,393          $ 13,591         $10,980
    Work-in-process...............................          980             2,169           7,183
    Finished goods................................        6,402            14,418          21,204
                                                        -------           -------         -------
                                                       $ 11,775          $ 30,178         $39,367
                                                        =======           =======         =======

     Inventories are net of writedowns for lower of cost or market reserves of $1,283,000, $3,141,000 and $3,332,000 at December 31, 1994 and 1995 and March
31, 1996, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment at December 31, 1994 and 1995 and March 31, 1996 consists of the following (in thousands):

                                                              DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                                  1994            1995          1996
                                                              ------------    ------------    ---------
Land.......................................................     $    223        $    223       $   223
Buildings and improvements.................................       10,371          11,393        11,443
Machinery and equipment....................................       13,046          21,683        22,150
Molds......................................................        7,706          15,472        15,904
Furniture and fixtures.....................................          853             709           730
                                                                 -------         -------       -------
  Total....................................................       32,199          49,480        50,450
Less accumulated depreciation..............................       21,028          25,840        27,556
                                                                 -------         -------       -------
Property, plant and equipment, net.........................     $ 11,171        $ 23,640       $22,894
                                                                 =======         =======       =======

     No interest was capitalized during 1994 and 1995.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

7. NOTES PAYABLE AND LONG-TERM DEBT

     The following table summarizes notes payable and long-term debt as of December 31, 1994 and 1995 and March 31, 1996 (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                                 1994            1995          1996
                                                             ------------    ------------    ---------
Lines of Credit(a)........................................     $  4,559        $ 45,612      $  44,578
One-year notes issued in Marchon acquisition(b)...........        3,250             166             16
Hong Kong facilities(c)...................................          877             600            206
9% convertible subordinated debentures(d).................       13,563          13,851         13,923
12% senior subordinated notes(e)..........................       --               7,959          8,148
One-year notes issued in Buddy L acquisition(f)...........       --               2,828          1,710
                                                                -------         -------       --------
                                                                 22,249          71,016         68,581
Less notes payable and current portion of long-term
  debt....................................................        8,686          49,206        (46,510)
                                                                -------         -------       --------
Total long-term debt......................................     $ 13,563        $ 21,810      $  22,071
                                                                =======         =======       ========

     (a) Empire Industries has a credit facility, expiring May 15, 1996, under which Empire Industries can borrow up to $25,000,000 at an interest rate ranging from LIBOR plus 3.75% to LIBOR plus 4.25% (9.78% at December 31, 1995). The availability of borrowings under the loan agreement is based on Empire Industries' eligible domestic accounts receivable and inventory balances, as defined. In addition, Empire Industries may borrow up to an additional $5,000,000 subject to the total facility limit of $25,000,000. The collateral under the loan agreement is Empire Industries' accounts receivable, inventories, and machinery and equipment. The loan is due on demand.

     Empire Manufacturing has a revolving credit loan, expiring July 7, 1996, under which Empire Manufacturing can borrow up to a maximum principal balance of $25,000,000 at an interest rate of prime plus 1% (9.50% at December 31, 1995). The availability of borrowings under the credit loan is based on Empire Manufacturing's eligible accounts receivable, inventory, equipment and the face amount of Commercial Letters of Credit issued by the bank for the purpose of purchasing inventory. The revolving credit loan is payable on demand and is collateralized by substantially all the assets of Empire Manufacturing. Empire has provided to the bank a guaranty securing payment of the loan with respect to principal amounts up to $5,000,000 outstanding from time to time together with interest on such outstanding principal amounts. Empire has also agreed to subordinate any amounts payable to Empire from Empire Manufacturing in connection with up to $9,500,000 of loans made by Empire to Empire Manufacturing in connection with the Buddy L acquisition.

     See Note 17 for information concerning a new credit facility.

     (b) On October 13, 1994 and in connection with the Marchon acquisition as described in Note 3, the Company issued $3,250,000 one-year notes. The notes bear interest at prime (8.50% at December 31, 1995).

     (c) Marchon Toys meets its working capital needs through two bank credit facilities which are due on demand. Under the loan agreements, Marchon Toys can borrow up to $2,468,000 at interest rates ranging from .5% to 1.75% over the banks' prime lending rates (9.25% and 10.5% at December 31, 1995). The availability of borrowings under the loan agreements is based on Marchon Toys' eligible accounts receivable and inventory balances, as defined. All of Marchon Toys' assets are collateral under the loan agreements.

     (d) On December 22, 1994, the Company issued 9%, five-year subordinated debentures in the aggregate principal amount of $15,000,000, convertible into an aggregate of up to 2,000,000 shares of the Company's

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

7. NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED) common stock at $7.50 per share. Concurrent with and dependent upon the closing of the debenture financing, the Company issued warrants to purchase an additional 1,000,000 shares of common stock at an exercise price of $7.50 per share to Geller and his designees. The proceeds from the debenture financing have been allocated between the debentures and the warrants based on fair values.

     (e) In connection with the Buddy L acquisition described in Note 3, the Company issued three-year senior subordinated notes in the aggregate principal amount of $7,580,000 bearing interest at the rate of 12% per annum, with no right of redemption prior to maturity other than (i) the right of the Company to call for the entire redemption thereof on the first anniversary of the issuance of such notes by paying the principal balance thereof, accrued interest thereon and a premium equal to 10% of the principal balance and (ii) the right of a majority in interest of the holders of the notes to put all of the notes to the Company for the principal balance thereof, accrued interest thereon and a premium equal to 20% of the principal balance on the second anniversary of the issuance of such notes.

     (f) On July 7, 1995 and in connection with the Buddy L acquisition as described in Note 3, the Company issued $4,753,000 one-year notes. The notes bear interest at the rate of 10% per annum.

     Long-term debt is carried net of any related discount or premium and unamortized debt issuance cost.

     Certain of the Company's debt arrangements contain requirements as to the maintenance of minimum levels of working capital, leverage ratios and tangible net worth, and prohibit the Company from paying dividends. Also, certain of the debt arrangements contain various security interests and restrictive covenants which limit the ability of the subsidiaries to loan, advance and dividend a substantial portion of their net assets (approximately $5,341,000 restricted at December 31, 1995). At December 31, 1995, the Company was in compliance with all covenants. Machinery and equipment, with a net book value of approximately $10,951,000 at December 31, 1995 and inventory and accounts receivable (approximately $79,000,000 at December 31, 1995) have been pledged as collateral for certain of the Company's indebtedness.

     Principal maturities of notes payable and long-term debt are as follows (in thousands):

        1996................................................................   $49,206
        1997................................................................     --
        1998................................................................     7,580
        1999................................................................    15,000

8. INCOME TAXES

     Effective January 1, 1993, the Company adopted prospectively SFAS No. 109. SFAS No. 109 requires a change from the deferred method as required under APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The net cumulative effect of the change in accounting for income taxes was an expense of $910,000, of which $1,024,000 of expense was related to discontinued operations.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

8. INCOME TAXES (CONTINUED)
     The balances of deferred income tax assets and liabilities at December 31, 1994 and 1995 are as follows (in thousands):

                                                                              1994       1995
                                                                             -------    -------
Current deferred income tax assets relate to:
Reserves for indemnification obligations and accrued expenses of companies
  sold....................................................................   $ 1,039    $   517
Accruals to related parties...............................................       187        260
Other accruals not currently deductible...................................     1,305      3,078
Inventory capitalization..................................................       386        812
Allowance for bad debts...................................................     1,650        711
Allowance for marketable securities.......................................       301        147
Prepaid assets relating to common stock warrants..........................     --           116
Other.....................................................................       230        150
                                                                             -------    -------
                                                                               5,098      5,791
Less valuation allowance..................................................       634        195
                                                                             -------    -------
     Net current deferred tax assets......................................   $ 4,464    $ 5,596
                                                                             =======    =======
Noncurrent deferred income taxes assets (liabilities) relate to:
Basis in the stock of a majority-owned subsidiary.........................   $ 3,472    $ 3,472
Accruals and reserves not currently deductible............................       786        594
Operating loss carryforwards..............................................     --           792
Basis and depreciation differences........................................    (3,521)    (3,433)
Other.....................................................................        28        (36)
                                                                             -------    -------
                                                                                 765      1,389
Less valuation allowance..................................................     3,659      3,472
                                                                             -------    -------
     Net noncurrent deferred tax liability................................   $(2,894)   $(2,083)
                                                                             =======    =======

     The components of income tax expense (benefit) for the years ended December 31, 1993, 1994 and 1995 are as follows (in thousands):

                                                                   1993       1994       1995
                                                                  ------      ----      -------
Current income taxes (benefits):
  Federal....................................................     $  425      $570      $(1,792)
  State......................................................       (342)      143         (260)
                                                                  ------      ----      -------
  Total current income taxes (benefits)......................         83       713       (2,052)
  Deferred income taxes (benefit)............................        983        95         (823)
                                                                  ------      ----      -------
  Total......................................................     $1,066      $808      $(2,875)
                                                                  ======      ====      =======

     The following is a reconciliation of income tax expense (benefit) to that computed by applying the federal statutory rate of 35%, 34%, and 34% to income
(loss) from continuing operations before income taxes

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

8. INCOME TAXES (CONTINUED)
and cumulative effect of an accounting change for the years ended December 31, 1993, 1994 and 1995, respectively (in thousands):

                                                                   1993       1994       1995
                                                                  ------      ----      -------
Federal tax (benefit) at the statutory rate..................     $ (158)     $475      $(2,508)
Equity earnings (loss) of foreign subsidiary.................         --        30         (230)
Amortization of goodwill.....................................         --        --          187
Equity losses of subsidiary excluded from consolidated
  federal income tax return..................................         --        92           --
Settlement of income tax audit...............................      1,173        --           --
Tax exempt interest income...................................       (343)       --           --
State income taxes, net of federal tax benefit...............        110        93         (369)
Other........................................................        284       118           18
                                                                  ------      ----      -------
Total........................................................     $1,066      $808      $(2,875)
                                                                  ======      ====      =======

     The Company files a consolidated federal income tax return with its subsidiaries for any period that it possesses the required ownership. On December 30, 1993, the Company sold 25% of the common stock of CLR Corporation ("CLR"), previously a wholly-owned subsidiary of the company. Effective on this date, CLR was no longer included in the Company's consolidated federal income tax return.

     Management has determined, based on CLR's history of prior earnings and alternative tax strategies, that CLR's earnings will not be sufficient to recognize its net deferred tax assets. Accordingly, the Company has provided allowances at December 31, 1994 and 1995 for CLR's net deferred tax assets.

     During the year ended December 31, 1994, the Company reduced its deferred tax assets and valuation allowance by approximately $3,500,000, principally for the expiration of unused capital loss carryforwards.

     During 1993, the Company recorded a deferred tax asset and increased its valuation allowance by approximately $3,472,000 for the basis in the stock of a majority-owned subsidiary, and reduced its deferred tax assets and valuation allowance by approximately $6,591,000 for the utilization of capital loss carryforwards. Also during 1993, the Company reduced its deferred tax assets and valuation allowance by approximately $35,000,000, principally for the expiration of unused capital loss carryforwards.

     Due to the change in control of the Company during 1994, CLR will be unable to utilize approximately $35,000,000 of operating loss carryforwards. As a result, the deferred tax asset and offsetting valuation allowance for these operating loss carryforwards have been eliminated with no effect on the Company's 1994 results of operations.

     During 1993, CLR settled a Connecticut state tax and interest assessment totaling $3,525,000 for $600,000. As a result of the settlement, the Company recorded a gain on the settlement of $2,925,000.

     During 1993, the Company agreed to pay approximately $8,900,000 to settle an income tax audit of the Company's 1990 and 1991 federal income tax returns. As a result of the settlement, income tax and interest expense were increased by $1,173,000 and $1,460,000, respectively.


     The Company is currently involved in a federal and various state income tax audits. The Company believes it has adequate reserves for the potential impact of such audits.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

9. EMPLOYEE BENEFIT PLANS

     Empire Industries had a contributory profit sharing plan covering substantially all employees of Empire Industries. Profit sharing contributions expensed for 1993, 1994 and 1995 were $83,000, $100,000, and $0, respectively.
During the fourth quarter of 1995 this plan was converted into a 401(k) plan. This plan allows for voluntary contributions by employees as well as an employer matching contribution of up to 10% of the participants' contribution. The employers' contribution is determined each year by the board of directors. Participants are 100% vested in their tax-deferred, rollover, and after-tax accounts. Employer contributions are subject to a vesting schedule by which employees are 100% vested after five years of participation in the plan.

     In connection with the Marchon acquisition, the Company assumed the liability of a defined contribution employee benefit plan under Section 401(k) of the Internal Revenue Code. The Company is in the process of winding up this plan which was effectively terminated during 1994. In addition, Marchon Toys has a similar plan under which the subsidiary is required to make annual contributions equal to 5% or 7.5% of each employee's individual annual contributions based on employee compensation.


     The Company assumed the liability of a defined benefit plan of a former CLR subsidiary. The plan benefits were frozen at such time. During 1995, the plan was terminated and the plan obligations were settled through the purchase of a nonparticipating annuity contract to cover vested benefits. In accordance with the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the unrecognized net gain at December 31, 1994 of approximately $605,000 is eliminated against the excess of the cost of the annuity contract over the previously recorded projected benefit obligation. The cost of the annuity contract was approximately $3,114,000 which also approximated the plan's net assets. Accordingly, no gain or loss was recognized upon termination of the plan. Pension cost (benefit) associated with this plan for 1993, 1994 and 1995 was $(176,000), $0 and $0, respectively.


     With respect to discontinued operations, the Company retained sponsorship of The Isaly Klondike Company 401(k) Plan and Popsicle Industries Ltd. pension plan, both of which were effectively terminated at the closing of the sale of Isaly Klondike Company and Popsicle Industries Ltd. The Company is responsible for winding up these plans. During 1993, assets of The Isaly Klondike Company 401(k) Plan were distributed to participants. The Company is awaiting approval from the Canadian government to terminate the Popsicle Industries Ltd. pension plan.

     In connection with the sale of the assets of The Isaly Klondike Company ("Isaly Klondike"), Thomas J. Lipton and its affiliates ("Lipton") assumed sponsorship of the pension plan for the Isaly Klondike employees. The plan benefits were frozen as of October 2, 1992, and the Company recorded a gain from curtailment of $243,000 during 1992. Under the terms of the sales agreement, the Company agreed to indemnify Lipton for any shortfall of plan assets necessary to satisfy the plan's benefits. See Note 15.

     The Company has assumed the liability for postretirement health care and life insurance benefits to former employees of a CLR subsidiary. The benefits will be funded as they are paid. The present value of the projected benefits due these former employees has been accrued, using a discount rate of 8.5% for 1994 and 1995, in the consolidated financial statements in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Company has accrued $991,000 and $911,000 as of December 31, 1994 and 1995, respectively, for these benefits. The net postretirement benefit cost for each of the three years ended December 31, 1995 is not material to the consolidated financial statements.

10. STOCKHOLDERS' EQUITY

     Capital Stock -- The Company has 35,000,000 shares of capital stock authorized, comprised of (i) 30,000,000 shares of common stock, $.10 par value and (ii) 5,000,000 shares of preferred stock, $.01 par

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

10. STOCKHOLDERS' EQUITY (CONTINUED)
value. The Board of Directors has designated 442,264 shares of preferred stock as Series A cumulative convertible preferred stock and, as of December 31, 1995, 442,264 shares of such Series A cumulative preferred stock were issued and outstanding.

     The Series A preferred stock automatically converts into shares of common stock on a share for share basis upon the affirmative vote of a majority of the shares of common stock represented at the 1996 annual meeting. In the event the Series A preferred stock is automatically converted, the holders of Series A preferred stock shall not be entitled to receive any dividend. In the event the preferred stock is not converted, then commencing on the third month after the date of the 1996 annual meeting, the holders will be paid a quarterly dividend of 15% per annum of the stated liquidation value per share. The stated liquidation value is $7.25 per share.

     Paid-In Capital -- During 1995, paid-in capital was increased by $10,774,000 and $3,202,000 for the issuance of 1,004,059 shares of common stock and 442,264 shares of Series A cumulative convertible preferred stock, respectively, related to the Buddy L acquisition described in Note 3.

     During 1994, paid in capital was increased by $6,488,000 due to the issuance of 1,076,923 shares of common stock in the Marchon acquisition described in Note 3. Also during 1994, paid-in capital was increased by $1,740,000 due to the issuance of certain warrants as described below. The Company reduced paid-in capital during 1994 by $45,837,000 due to the retirement of treasury shares.

     Treasury Stock -- At December 31, 1994 and 1995, there are no shares of common stock held in treasury. As described in Note 2, the Company redeemed 11,766,634 shares of the Company's stock from the Halperin Group at $6.50 per share on September 30, 1994. The total cost of the redemption, including expenses, was $76,863,000. The shares so redeemed were retired as of September 30, 1994.

     During 1993, the Company made a tender offer to purchase up to 14,000,000 shares of its common stock at the price of $6.50 per share. The offer expired on January 11, 1994. In this tender offer, 1,414,268 shares were tendered and purchased by the Company at a total purchase price of approximately $9,193,000 during the first quarter of 1994. The shares repurchased under the tender offer were retired as of September 30, 1994.

     Stock Options -- During 1994, the Company granted to certain of its employees, including Geller as discussed in Note 2, options to purchase shares of its common stock. At December 31, 1995, there were options outstanding to purchase 1,842,500 shares of common stock at exercise prices ranging from $5.875 to $8.625 per share, which approximated the closing price of the stock on the date of issuance, and which expire from 1999 to 2004. During 1995, 502,500 options were granted, 10,000 options expired, and no options were exercised. Subsequent to December 31, 1995, options to purchase 9,940 shares were exercised and 490,060 options expired. See Note 2.

     During 1991, CLR granted Olin Corporation ("Olin") options that entitle Olin to purchase 240,000 shares of Empire's common stock at $8.50 per share. If Olin should exercise its options, CLR would have the right to elect to pay Olin any excess of the current market price over the exercise price in lieu of transferring these shares. The Company has guaranteed CLR's performance of these options. In 1995, and in connection with the settlement with Olin, the Company extended the option expiration date from September 30, 1996 to September 30, 1997 (see Note 12).

     Stock Warrants -- In 1995, the holders of the 12% three-year senior subordinated notes were issued four-year warrants for the purchase of up to 758,000 shares of the Company's common stock on the basis of one share of common stock for each $10 of notes acquired, exercisable commencing on the second anniversary of issuance (provided the notes are not redeemed on or by such date, see Note 7), at an exercise price of $9.00

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

10. STOCKHOLDERS' EQUITY (CONTINUED)
per share. If the notes are so redeemed, the warrants lapse. The warrantholders are also entitled to one demand and certain "piggyback" registration rights, commencing on the second anniversary of issuance and certain anti-dilution and price-protection rights.

     During 1994 and 1995, the Company issued warrants to certain investment bankers and consultants to purchase 321,000 shares of common stock at $7.50 per share in exchange for future services. The warrants expire as follows: 79,000 on November 3, 1997; 163,000 on December 27, 1997; and 79,000 on January 3, 1998.

     As discussed in Note 7, the Company issued warrants to Geller, Saul and their designees that assisted them in connection with the debenture financing, to purchase 1,000,000 shares of common stock at $7.50 per share. Fifty percent of the warrants expire on December 22, 1996 with the balance on December 22, 1997.

11. EARNINGS PER SHARE

     Earnings per share are based on the weighted-average shares of common stock and dilutive common stock equivalents outstanding during the period. Weighted-average shares for the years ended December 31, 1993, 1994 and 1995 are as follows:

                                                            1993          1994         1995
                                                         ----------    ----------    ---------
    Primary...........................................   14,669,773    12,158,548    4,680,852
    Fully diluted.....................................   16,295,198    12,158,548    4,680,852

     In the calculation of fully diluted earnings per share, net income was increased by $429,000 for the year ended December 31, 1993 for interest expense, net of tax, due to the assumed conversion of debt into common stock. See Note 16.

     All of the various outstanding stock options and warrants during 1994 and 1995 are excluded from primary and fully diluted earnings per share because they are anti-dilutive. See Note 10. Common stock contingently issuable as price protection related to the Buddy L acquisition is included in primary and fully diluted earnings per share.

12. COMMITMENTS AND CONTINGENCIES

     Letters of credit -- At December 31, 1995 and March 31, 1996, the Company had outstanding commitments under letters of credit totaling $1,246,000 and $1,184,000, respectively.

     Leases -- The Company is committed under various noncancelable operating leases. Future minimum lease obligations under these operating leases by year are as follows: 1996 -- $1,122,000; 1997 -- $638,000; 1998 -- $439,000; 1999 --
$443,000; 2000 -- $355,000; thereafter -- $531,000.

     The net rental expense for operating leases was approximately $416,000 in 1993, $589,000 in 1994, and $1,196,000 in 1995.

     Subsequent to March 31, 1996, the Company entered into an operating lease with a commencement date of June 15, 1996 for new molding machines having monthly lease payments of $25,000 for 120 months.

     Indemnifications -- See Note 15 for a description of the terms of indemnifications relating to the sale of Wilbur Chocolate Co., Inc., The Isaly Klondike Company and Popsicle Industries Ltd.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     During 1995, the Company and its majority-owned subsidiary, CLR, were released from substantially all indemnification obligations including certain tax matters arising from the December 23, 1988 sale of General Defense Corporation ("GDC") to Olin Corporation by CLR's predecessor, Clabir Corporation. In exchange for the release, the Company paid $475,000 and extended the expiration date of the options granted to Olin Corporation from September 30, 1996 to September 30, 1997. The Company believes future obligations, if any, related to the indemnification will not have a material adverse effect on its consolidated financial statements.

     Litigation -- An action was commenced on October 19, 1994 in the Court of Chancery of the State of Delaware (New Castle County) against the Company as a nominal defendant. The action names Maurice A. Halperin, Barry S. Halperin, Carol A. Minkin, Jeffrey Swersky, Carl Derman, Steven Geller and Halco Industries, Inc. as defendants. The complaint includes class and derivative claims. The Company is only a nominal defendant in the derivative claims, but the Company has agreed to indemnify the Halperin Group to the extent permitted by law, with certain exceptions. Certain defendants in interest (the Halperin Group and Messrs. Swersky and Derman) have stated that they intend to defend the claims vigorously. A motion to dismiss the claims was filed on behalf of the Company and Mr. Geller. The court granted the motion on February 5, 1996, dismissing the claims against each named defendant. The plaintiff filed a notice of appeal, and on May 2, 1996 filed a voluntary dismissal of his appeal. If the indemnification obligations of the Company to the Halperin Group discussed above were triggered, substantial liabilities by the Company could result. The Company is unable at this time to determine if the indemnification agreement will be triggered, and, if so, the extent of financial exposure on the part of the Company to the Halperin Group.

     There are two suits claiming infringement of various intellectual property rights which have been filed against Marchon. These claims are in various stages of litigation. The Company believes that it has meritorious defenses to the open claims and has provided reserves for its estimated costs to settle these matters. The Company does not believe that any additional amounts required to ultimately resolve these matters will have a material adverse effect on the consolidated financial statements.

     The Company's operating subsidiaries and its former operating subsidiaries are subject to various types of consumer claims for personal injury from their products. The Company's subsidiaries maintain product liability insurance. Various product liability claims, each of which management believes is adequately covered by insurance and/or reserves, are currently pending. The Company does not believe the outcome of any of this litigation either individually or in the aggregate would have a material adverse effect on the Company's consolidated financial statements.


     Contingencies -- The Company has been identified as a potentially responsible party, along with numerous other parties, at various U.S. Environmental Protection Agency ("EPA") designated superfund sites. The Company intends to vigorously contest these matters. It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. As of December 31, 1995 and March 31, 1996, the Company had reserves for environmental liabilities of $600,000 and $400,000, respectively. The amount accrued for environmental liabilities was determined without consideration of possible recoveries from third parties. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the allocation of costs among potentially responsible parties. Although it is possible that additional environmental liability related to these matters could result in amounts that could be material to the Company's consolidated financial statements, a reasonably possible range of such amounts cannot presently be estimated. Based upon the facts presently known, the large number of other potentially responsible parties and potential defenses that exist, the

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Company believes that its share of the costs of cleanup for its current remediation sites will not, in the aggregate, have a material adverse impact on its consolidated financial statements.

13. SEGMENT INFORMATION

     The Company's consolidated operations are concentrated in the following segments: (1) toys and buttons ("toys") and (2) holiday products. Information by industry segment is shown below (in thousands):

                                                                    1993       1994        1995
                                                                  --------    -------    --------
Net sales:
  Toys.........................................................   $ 21,143    $33,003    $121,573
  Holiday products.............................................     20,211     24,961      32,171
                                                                  --------    -------    --------
Net sales......................................................   $ 41,354    $57,964    $153,744
                                                                  ========    =======    ========
Operating income (loss)(1):
  Toys.........................................................   $    693    $   127    $  1,869
  Holiday products.............................................      3,598      3,335       4,910
  Nonrecurring restructuring and relocation charges............      --         --         (8,673)
  Corporate....................................................     (7,756)    (2,497)      --
                                                                  --------    -------    --------
Operating income (loss)........................................   $ (3,465)   $   965    $ (1,894)
                                                                  ========    =======    ========
Identifiable assets(2):
  Toys.........................................................   $ 12,551    $49,913    $114,743
  Holiday Products.............................................     12,365     12,303      21,610
  Corporate....................................................     98,324      5,740       3,800
                                                                  --------    -------    --------
Total assets...................................................   $123,240    $67,956    $140,153
                                                                  ========    =======    ========
Capital expenditures:
  Toys.........................................................   $    685    $ 1,906    $  4,855
  Holiday Products.............................................        713      2,547         895
  Corporate....................................................         25      --          --
                                                                  --------    -------    --------
Total..........................................................   $  1,423    $ 4,453    $  5,750
                                                                  ========    =======    ========
Depreciation and amortization:
  Toys.........................................................   $    881    $ 1,277    $  5,925
  Holiday Products.............................................        842        994       1,286
  Corporate....................................................         73         12       --
                                                                  --------    -------    --------
Total..........................................................   $  1,796    $ 2,283    $  7,211
                                                                  ========    =======    ========

- ------------------------------
(1) Corporate expenses for 1993 and 1994 related primarily to executive compensation of the prior management group and contributions not directly attributable to the Company's toy and holiday product segments. For 1995, nonrecurring restructuring and relocation charges have not been allocated to a segment.
(2) The identifiable assets of each industry segment include: (i) assets that are used exclusively by that industry segment and (ii) an allocated portion of assets used jointly by more than one industry segment. Corporate assets consist principally of cash, marketable securities, note receivable from Halco, and other assets.

     The Company has a Hong Kong based subsidiary, acquired in the Marchon acquisition, which oversees the sourcing of products from manufacturers in the Far East. Sales sourced through Marchon's Hong Kong based subsidiary for the year ended December 31, 1995 were $34,455,000 to U.S. based customers and $7,390,000 to foreign customers. For the period from the acquisition date, October 13, 1994, to December 31,

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

13. SEGMENT INFORMATION (CONTINUED)
1994, sales were $9,012,000 to U.S. based customers and $2,728,000 to foreign customers. Gross profit for the period October 13 to December 31, 1994 and for the year ended December 31, 1995 was $5,088,000 and $13,844,000, respectively. Total assets as of December 31, 1994 and 1995 were $7,981,000 and $6,697,000, respectively.

     Intercompany sales between the Company's foreign and domestic operations for the period October 13 to December 31, 1994 and for the year ended December 31, 1995 were $1,299,000 and $11,557,000, respectively.

     For the toy segment, sales to significant customers, individually, were 14%, 8%, and 17% of toy sales, respectively, in 1993; 17%, 11%, and 18% of toy sales, respectively, in 1994; and 15%, 13%, and 23% of toy sales, respectively, in 1995. No other customer accounted for more than 10% of the Company's toy sales in those years.

     For the holiday products segment, sales to significant customers, individually, were 34% and 3% of holiday products sales, respectively, in 1993; 34% and 6% of holiday products sales, respectively, in 1994; and 29% and 13% of holiday products sales, respectively, in 1995. No other customer accounted for more than 10% of the Company's holiday products sales in those years.

14. NONRECURRING RESTRUCTURING AND RELOCATION CHARGES


     During 1995, the Company recorded nonrecurring restructuring and relocation charges of $7,550,000 ($6,451,000 in the fourth quarter) pursuant to a formal plan of restructure and relocation of operations and corporate offices, primarily resulting from its acquisition of Buddy L and Marchon.



     The costs include $4,200,000 for relocation of its operations to North Carolina; $2,267,000 for the establishment of corporate headquarters in Delray Beach, Florida; $783,000 for employee severance; and $300,000 for lease termination costs for duplicate facilities. It is currently anticipated that substantially all incurred but unpaid amounts as of the December 31, 1995 will be expended during 1996.


15. DISCONTINUED OPERATIONS

     From 1989 through early 1993, the Company was engaged in additional businesses through other subsidiaries. Control of these businesses was acquired through stock acquisitions during 1989 and through the December 29, 1989 merger of AmBrit, Inc. into the Company and the December 29, 1989 merger of Clabir Corporation into the Company's newly formed subsidiary, CLR. As a result of these acquisitions, the Company manufactured, marketed and distributed frozen novelty products through The Isaly Klondike Company ("Isaly Klondike"); manufactured a variety of chocolate and confectionery products through Wilbur Chocolate Co., Inc. ("Wilbur"); and sold proprietary flavoring systems and packaging to licensees which manufactured and distributed frozen novelty products in Canada through Popsicle Industries Ltd. ("Popsicle Canada"). Isaly Klondike and Popsicle Canada were sold on February 1, 1993, and Wilbur was sold on October 6, 1992.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

15. DISCONTINUED OPERATIONS (CONTINUED)
     Income from discontinued operations for the year ended December 31, 1993 consists of the following (in thousands):

    Net loss of Isaly Klondike.................................................   $  (319)
    Net loss of Popsicle Canada................................................       (57)
    Gain on sale of Isaly Klondike and Popsicle Canada, net of tax.............    27,129
    Cumulative effect of change in accounting for income taxes (See Note 8)....    (1,024)
                                                                                  -------
    Total......................................................................   $25,729
                                                                                  =======

     Sale of Isaly Klondike and Popsicle Canada -- On February 1, 1993, the Company sold the assets used in the businesses of its wholly-owned subsidiaries, Isaly Klondike and Popsicle Canada, to Lipton for approximately $154 million in cash plus the assumption of certain trade and other short-term liabilities. The Company agreed to a five-year covenant not to compete in businesses similar to Isaly Klondike's and Popsicle Canada's businesses. The long-term debt of Isaly Klondike and Popsicle Canada remained an obligation of the Company and was repaid at closing. The Company also retained the liability for certain contracts including the responsibility to wind up certain employee benefit plans (see Note
9). The Company indemnified Lipton for breaches of representations and warranties and certain claims and contracts arising before the businesses were sold. The Company's indemnification obligations for income taxes for preclosing periods, certain contracts, and certain other preclosing matters are unlimited. The Company's remaining indemnification obligations were subject to a limit of $8.5 million. Certain of the Company's expenses in winding up the operations of Isaly Klondike and Popsicle Canada will be applied against and reduce this limitation. The Company's indemnification obligations are subject to time limitations ranging from fourteen months to three years, except for income tax matters and breaches of environmental representations for which Lipton may assert claims until 90 days after the expiration of the applicable statute of limitations. The Company has established reserves for all claims known to it and for other contingencies in connection with the sale. During the quarter ended March 31, 1996, the Company reduced the reserves by $600,000 due to the expiration of certain time limitations. Although there can be no assurance that claims and other contingencies related to the sale will not exceed established reserves, the Company believes that additional exposure related to the indemnification obligations will not be material to the consolidated financial statements.

     During 1993, the Company recorded a gain from the sale of Isaly Klondike and Popsicle Canada of $27,129,000, net of taxes of $37,644,000.

     Due to the sale of Isaly Klondike and Popsicle Canada, which comprised the frozen novelty products segment and proprietary flavoring systems and packaging segment, respectively, these segments are reported in discontinued operations in the consolidated statements of operations.

     Results of the discontinued operations of Isaly Klondike and Popsicle Canada for the year ended December 31, 1993 consists of the following (in thousands):

                                                                         ISALY        POPSICLE
                                                                        KLONDIKE       CANADA
                                                                        --------      --------
    Net sales........................................................    $2,974         $778
                                                                         ======         ====
    Loss from operations before tax..................................      (435)         (94)
    Income tax benefit...............................................      (116)         (37)
                                                                         ------         ----
    Loss from discontinued operations................................    $ (319)        $(57)
                                                                         ======         ====

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

15. DISCONTINUED OPERATIONS (CONTINUED)
     For 1993, discontinued operations of Isaly Klondike and Popsicle Canada include results of operations through the date of sale, February 1, 1993.

16. RELATED PARTIES

     During 1995 and in connection with the Company's acquisition of Buddy L, affiliates of Weiss, Peck & Greer L.L.C. (collectively referred to as "WP&G"), an investment firm, purchased 247,392 shares of common stock at $7.25 per share and 442,264 shares of Series A cumulative convertible preferred stock at $7.25 per share for an aggregate purchase price of $5,000,006. See Note 3. At December 1, 1995, WP&G is the holder of 597,392 shares of common stock and 442,264 shares of Series A cumulative convertible preferred stock. Two principals of WP&G are also members of the Company's Board of Directors.

     WP&G, on behalf of investment funds for which they are managers, is the holder of approximately $14,900,000 of the Company's 9%, five-year, subordinated convertible debentures and a party to the Shareholders' Agreement dated December 22, 1994. See Notes 2 and 7. Concurrent with the closing of this debenture financing in December 1994, WP&G was issued warrants to purchase 100,000 shares of common stock at the exercise price of $7.50 per share.

     At December 31, 1994 and 1995, the Company had an unsecured receivable from the owner of its facility in Vernon Hills, Illinois of $472,000 and $506,000, respectively, related to costs incurred during its construction, which receivable is guaranteed by the Company's President and Chief Operating Officer. This receivable bears interest at an annual rate of 7.5% and is due on December 31, 1998. Subsequent to December 31, 1994, the operations of Marchon were moved to the Company's facilities in Tarboro, North Carolina. Marchon sent notice to terminate the lease on the Illinois facility effective June 1995. The Company also had an unsecured receivable of $82,000 and $55,000 at December 31, 1994 and 1995, respectively, from an entity of which the Company's President and Chief Operating Officer is a principal, related to Marchon's Pagedale, Missouri facility. This borrowing is due December 31, 1998 and is non-interest bearing. The Company is seeking to sublease the Missouri facility but until such time, the Company remains liable on the lease. These receivables are included in the consolidated financial statements as a reduction of consolidated stockholders' equity.

     During 1993 and 1994, the Company expensed $2,000,000 and $275,000, respectively, for contributions made to the Empire Foundation (the "Foundation"), a Florida trust whose trustees were three directors of the Company, two of which were also officers of the Company, prior to the change in control discussed in Note 2. The Company does not intend to make any further contributions to the Foundation. On September 30, 1994, the Halperin Group agreed to become responsible for the management of the Foundation.

     During 1994, the Company borrowed $15,000,000 from Maurice Halperin under a bridge loan financing to finance the acquisition of Marchon. Proceeds from the issuance of subordinated debentures discussed in Note 7 were used to repay $15,000,000.

     During 1993, the Company loaned Halco a total of $22,000,000. The Board of Directors of the Company had approved the loan to Halco of up to $27,000,000. The loan accrued interest at a rate equal to the prime rate plus 1%, was due on demand but no later than December 15, 1994 and was secured by the 5,743,887 shares of the Company's common stock owned by Halco. During the first quarter of 1994, an additional $3,825,000 was loaned to Halco. On March 29, 1994, Halco repaid the loan in full.

     As of December 31, 1992, the Company had borrowed a total of $33,000,000 from Halco under an unsecured promissory note that allowed the Company to borrow up to $36,000,000. The loan called for an

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
            (UNAUDITED AS TO MARCH 31, 1996 INFORMATION), CONTINUED

16. RELATED PARTIES (CONTINUED)
interest rate of 15.6% per annum. $18,000,000 of the principal amount of the loan was convertible into shares of the Company's common stock at the conversion price of one share for each $3.125 principal amount converted. During the first quarter of 1993, the Company repaid borrowings of $15,000,000. On April 7, 1993, Halco notified the Company that it had elected to exercise its option to convert the remaining $18,000,000 owed by the Company to Halco into 5,760,000 shares of the Company's common stock at the stated conversion price of $3.125 per share. Halco assigned its rights to acquire these shares to certain officers and/or directors of the Company.

     During 1993, the Company expensed $3,620,000 related to a $2,750,000 retirement pay package for the Chairman and Chief Executive Officer of the Company and a $870,000 retirement pay package for an executive of the Company.

17. SUBSEQUENT EVENTS


     On April 8, 1996, a bank issued a commitment to the Company to provide up to $85,000,000 in financing subject to documentation. The financing is for a three-year term at an interest rate of prime plus 1% or LIBOR plus 275 basis points. Of the $85,000,000, $12,000,000 will be in the form of a three-year term loan secured by the Company's domestic machinery, equipment and real property. The balance of the availability of borrowings under the proposed loan agreement is based on and secured by the Company's domestic accounts receivable and inventory balances as defined. The collateral under the proposed loan agreement is substantially all of the domestic operating assets of the Company. The facility will replace two existing domestic facilities of $25,000,000 each. See
Note 13.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Empire of Carolina, Inc.

     We have audited the accompanying schedules of net sales, cost of sales and direct expenses of the Toy Business of Buddy L Inc. and subsidiaries for the years ended December 31, 1993 and 1994. These schedules are the responsibility of Buddy L Inc.'s management. Our responsibility is to express an opinion on these schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the schedules. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such schedules present fairly, in all material respects, the net sales, cost of sales and direct expenses of the Toy Business of Buddy L Inc. and subsidiaries for the years ended December 31, 1993 and 1994 in accordance with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Raleigh, North Carolina
December 22, 1995

                 TOY BUSINESS OF BUDDY L INC. AND SUBSIDIARIES

           SCHEDULES OF NET SALES, COST OF SALES AND DIRECT EXPENSES

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1993        1994
                                                                           --------    --------
                                                                              (IN THOUSANDS)
Net sales...............................................................   $116,446    $118,678
Cost of sales...........................................................     87,698     119,524
                                                                           --------    --------
Gross profit (loss).....................................................     28,748        (846)
Direct expenses.........................................................     15,743      32,651
                                                                           --------    --------
Contribution (loss) before indirect expenses............................   $ 13,005    $(33,497)
                                                                           ========    ========

    See notes to schedules of net sales, cost of sales and direct expenses.

                 TOY BUSINESS OF BUDDY L INC. AND SUBSIDIARIES

       UNAUDITED SCHEDULE OF NET SALES, COST OF SALES AND DIRECT EXPENSES

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                                                    JULY 7, 1995
                                                                                    ------------
Net sales........................................................................     $ 33,449
Cost of sales....................................................................       30,715
                                                                                       -------
Gross profit.....................................................................        2,734
Direct expenses..................................................................        1,617
                                                                                       -------
Contribution before indirect expenses............................................     $  1,117
                                                                                       =======

    See notes to schedules of net sales, cost of sales and direct expenses.

                 TOY BUSINESS OF BUDDY L INC. AND SUBSIDIARIES

                     NOTES TO SCHEDULES OF NET SALES, COST
                          OF SALES AND DIRECT EXPENSES

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                  AND THE UNAUDITED PERIOD ENDED JULY 7, 1995

1. DESCRIPTION OF BUSINESS ACQUIRED AND BASIS OF PRESENTATION

     On July 7, 1995, two subsidiaries of Empire of Carolina, Inc. (the "Company"), Empire Acquisition Corp., now known as Empire Manufacturing, Inc. ("EAC"), a Delaware corporation, and Carnichi Limited, a Hong Kong corporation (Carnichi Limited and EAC together, the "Buyers"), acquired the toy business assets and assumed certain liabilities of Buddy L Inc., debtor in possession, a Delaware corporation ("Buddy L") and wholly-owned subsidiary of SLM International, Inc. ("SLM") and Buddy L (Hong Kong) Limited, a Hong Kong Corporation ("Buddy L Hong Kong") and a subsidiary of Buddy L. The purchased assets comprise the former toy manufacturing, design and marketing business (the "Business") of Buddy L and Buddy L Hong Kong. The Buyers will continue to operate the Business using the trademark "Buddy L" in order to take advantage of Buddy L brand recognition.

     The accompanying schedules present the net sales, cost of sales and direct expenses for the years ended December 31, 1993 and 1994 and the unaudited period ended July 7, 1995 for the Business.

     Buddy L did not account for the Business as a separate entity or operation. Accordingly, the information included in the accompanying schedules of net sales, cost of sales and direct expenses has been obtained from Buddy L's accounting records and does not purport to represent the net sales, cost of sales and direct expenses for Buddy L or for SLM.

     The accompanying schedules of net sales, cost of sales and direct expenses are presented in accordance with generally accepted accounting principles. Sales are recorded net of all discounts, returns and other allowances.

2. DIRECT EXPENSES

     Direct expenses represent selling, general and administrative costs directly related to the toy operations of Buddy L and consist of the following (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,          PERIOD
                                                              ------------------       ENDED
                                                               1993       1994      JULY 7, 1995
                                                              -------    -------    ------------
                                                                                    (UNAUDITED)
    Advertising............................................   $ 5,866    $11,169       $    2
    Obsolete tooling write-off.............................     --         6,023       --
    Royalties..............................................     4,529      6,454          404
    Commissions............................................     1,849      1,959          340
    Product Development....................................       969      2,590          199
    Other Sales and Marketing..............................     1,071      1,809       --
    Other General and Administrative.......................     1,459      2,647          672
                                                              -------    -------       ------
         Total.............................................   $15,743    $32,651       $1,617
                                                              =======    =======       ======

3. OTHER EXPENSES (UNAUDITED)

     The accompanying schedules of net sales, cost of sales and direct expenses do not include an allocation of certain other historical operating costs incurred by Buddy L during the period ended July 7, 1995 and for the years ended December 31, 1993 and 1994. Such costs include accounting and finance, credit and collection costs, bad debt expense, warehousing costs, insurance, SLM management fees and other general and administrative expenses not directly related to production. Such costs have not been allocated to the toy

                 TOY BUSINESS OF BUDDY L INC. AND SUBSIDIARIES

                     NOTES TO SCHEDULES OF NET SALES, COST
                    OF SALES AND DIRECT EXPENSES, CONTINUED

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                  AND THE UNAUDITED PERIOD ENDED JULY 7, 1995

3. OTHER EXPENSES (UNAUDITED) (CONTINUED) operations because such costs are generally fixed in that they do not vary with sales or production levels, and Buddy L has not maintained records that would facilitate allocation of such costs to its business lines.

     Total amounts of such indirect expenses for Buddy L are as follows (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,          PERIOD
                                                             ------------------        ENDED
                                                              1993       1994      JULY 7, 1995
                                                             -------    -------    -------------
                                                                                    (UNAUDITED)
    Sales and marketing...................................   $ 9,752    $12,091       $ 2,414
    General and administrative............................    10,469     16,678        13,131
    Warehouse expenses....................................     3,532      6,023         1,668
    Interest expense -- net...............................     1,712      6,637         1,564
                                                             -------    -------       -------
         Total indirect expenses..........................   $25,465    $41,429       $18,777
                                                             =======    =======       =======

     Interest expense is net of interest income and includes interest on direct Buddy L borrowings, as well as an allocation of financing costs from Buddy L's parent, SLM.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Marchon, Inc.

     We have audited the accompanying consolidated balance sheet of Marchon, Inc. and Subsidiaries as of December 31, 1993 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Marchon Toys, Ltd. a 99.9% owned subsidiary, which statements reflect total assets of $5,341,115 as of December 31, 1993, and total revenues of $14,779,736 for the year then ended. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Marchon Toys, Ltd., is based solely on the report of the other auditors.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marchon, Inc. and Subsidiaries as of December 31, 1993, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company was required to change its method of accounting for income taxes.

COOPERS & LYBRAND L.L.P.

Chicago, Illinois
April 20, 1994, except for
Note 4 for which the date
is September 8, 1994

                             REPORT OF THE AUDITORS

To the Members of Marchon Toys Limited

     We have audited the financial statements on pages 4 to 12 in accordance with Auditing Standards.

     In our opinion the financial statements give a true and fair view of the state of affairs of the Company at 31 December 1993 and of its profit and cash flows for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

WONG BROTHERS & CO.
Certified Public Accountants

Hong Kong
March 29, 1994

                         MARCHON, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1993

                                           ASSETS
Current assets:
  Cash and cash equivalents....................................................   $   317,854
  Accounts receivable, less allowance for doubtful accounts of $1,665,000......     6,552,493
  Inventories..................................................................     4,498,454
  Prepaid expenses.............................................................       971,353
  Refundable income taxes......................................................        42,835
                                                                                  -----------
     Total current assets......................................................    12,382,989
                                                                                  -----------
Property and equipment:
  Office furniture and equipment...............................................     1,477,254
  Product tooling..............................................................     4,674,272
                                                                                  -----------
                                                                                    6,151,526
Less accumulated depreciation..................................................     3,701,190
                                                                                  -----------
     Net property and equipment................................................     2,450,336
Other assets...................................................................     1,259,659
                                                                                  -----------
     Total assets..............................................................   $16,092,984
                                                                                  ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Cash overdraft...............................................................   $    36,878
  Current portion of long-term debt............................................     9,876,760
  Accounts payable.............................................................     3,691,989
  Accrued liabilities..........................................................     2,232,764
  Income taxes payable.........................................................        32,448
                                                                                  -----------
     Total current liabilities.................................................    15,870,839
Long-term debt, net of current portion.........................................        65,638
                                                                                  -----------
     Total liabilities.........................................................    15,936,477
                                                                                  -----------
Stockholders' equity:
  Common stock, $.01 par value, 20,000 shares authorized, 17,257 shares issued;
     14,167 shares outstanding.................................................           173
  Additional paid-in capital...................................................     1,157,242
  Accumulated deficit..........................................................       (44,497)
                                                                                  -----------
                                                                                    1,112,918
  Due from affiliates..........................................................      (842,941)
  Common stock, 3,090 shares, held in treasury at cost.........................      (113,470)
                                                                                  -----------
     Total stockholders' equity................................................       156,507
                                                                                  -----------
     Total liabilities and stockholders' equity................................   $16,092,984
                                                                                  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         MARCHON, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

Net sales......................................................................   $33,300,944
Cost of sales..................................................................    20,145,704
                                                                                  -----------
     Gross profit..............................................................    13,155,240
                                                                                  -----------
Operating expenses:
  Sales and marketing..........................................................     6,940,033
  General and administrative...................................................     5,346,346
  Research and development.....................................................     1,429,928
                                                                                  -----------
     Operating loss............................................................      (561,067)
Other income (expense):
  Interest expense.............................................................    (1,123,435)
  Interest income..............................................................        36,434
  Other........................................................................       107,869
                                                                                  -----------
Loss before income taxes and cumulative effect of a change in accounting
  principle....................................................................    (1,540,199)
Income tax provision...........................................................      (127,438)
                                                                                  -----------
Loss before cumulative effect of change in accounting principle................    (1,667,637)
Cumulative effect of change in accounting principle related to income taxes....       (95,500)
                                                                                  -----------
Net loss.......................................................................   $(1,763,137)
                                                                                  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         MARCHON, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                       ADDITIONAL    RETAINED
                              COMMON    PAID-IN      EARNINGS     DUE FROM    TREASURY
                              STOCK     CAPITAL      (DEFICIT)    AFFILIATES    STOCK        TOTAL
                              ------   ----------   -----------   ---------   ---------   -----------
Balance, January 1, 1993....   $173    $  232,632   $ 1,718,640   $(359,269)  $(113,470)  $ 1,478,706
Forgiveness of subordinated
  notes payable
     Stockholder............              808,084                                             808,084
     Officer................              116,526                                             116,526
Net advance to affiliate....                                       (483,672)                 (483,672)
Net loss....................                         (1,763,137)                           (1,763,137)
                               ----    ----------   -----------   ----------- ---------   -----------
Balance, December 31,
  1993......................   $173    $1,157,242   $   (44,497)  $(842,941)  $(113,470)  $   156,507
                               ====    ==========   ===========   =========== =========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         MARCHON, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

Cash flows from operating activities:
  Net loss....................................................................   $ (1,763,137)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization............................................        605,484
     Provision for uncollectible accounts.....................................      1,117,905
     Interest income added to due from affiliate..............................        (46,163)
     Cumulative effect of accounting change...................................         95,500
     Changes in operating assets and liabilities:
       Accounts receivable....................................................     (1,003,456)
       Inventories............................................................        822,514
       Prepaid expenses.......................................................        (41,549)
       Refundable income taxes................................................        461,649
       Other assets...........................................................       (919,868)
       Accounts payable.......................................................      1,197,597
       Accrued liabilities....................................................      1,662,278
       Income taxes payable...................................................       (136,084)
                                                                                 ------------
     Net cash provided by operating activities................................      2,052,670
Cash flows from financing activities:
  Net advances to affiliate...................................................       (437,509)
  Purchases of property, plant and equipment..................................       (985,063)
                                                                                 ------------
     Net cash used in investing activities....................................     (1,422,572)
                                                                                 ------------
Cash flows from financing activities:
  Borrowings under bank line of credit agreements.............................     17,075,362
  Payments under bank line of credit agreements...............................    (17,195,261)
  Proceeds of notes payable and capital lease obligations.....................         94,969
  Increase in sight drafts....................................................        233,531
  Decrease in cash overdraft..................................................       (577,189)
                                                                                 ------------
     Net cash used in financing activities....................................       (368,588)
                                                                                 ------------
Net increase in cash and cash equivalents.....................................        261,510
Cash and cash equivalents:
  Beginning of year...........................................................         56,344
                                                                                 ------------
  End of year.................................................................   $    317,854
                                                                                 ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest.................................................................   $  1,169,809
                                                                                 ============
     Income taxes.............................................................   $     76,461
                                                                                 ============
Supplemental disclosure of noncash investing and financing activities:
  Forgiveness of subordinated notes payable to stockholders and officers
     contributed to additional paid-in capital................................   $    924,610
                                                                                 ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         MARCHON, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Consolidation and Nature of Business

     The consolidated financial statements include the accounts of Marchon, Inc., Marchon Manufacturing, Inc. and a 99.9% owned Hong Kong subsidiary, Marchon Toys, Ltd., (collectively, the "Company"). The Company is engaged in the design, development, marketing and distribution of toy products to mass merchandisers and other retailers. Significant intercompany balances and transactions have been eliminated in consolidation.

     Translation of Foreign Currencies

     The financial position and results of operations of the Hong Kong subsidiary are measured using local currency as the functional currency. Assets and liabilities of these operations are translated into U.S. dollars at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year.

     Cash Equivalents

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine the cost of domestic purchased or produced inventories. Inventories purchased or produced outside the United States are valued by the first-in, first-out (FIFO) method.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the related assets or terms of the related leases.

     Amounts incurred for maintenance and repairs are charged to operations as incurred. Expenditures for improvements are capitalized. Upon sale or retirement, the related cost and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the consolidated statement of operations.

     Prepaid Expenses

     Costs incurred in producing television commercials are deferred and amortized on the straight-line method over their estimated useful lives, two to three years.

     Other Assets

     The cost of patents, including costs to maintain the patents, are capitalized and amortized on the straight-line method over the shorter of the remaining life of the patents or estimated lives of the related products.

     Income Taxes

     Effective January 1, 1993, the Company was required to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Prior to this date, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11 (APB 11). The cumulative

                         MARCHON, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) effect of adopting FAS 109, as of the beginning of 1993, is reported separately in the accompanying consolidated statement of operations.

     Under FAS 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

2. CHANGE IN ACCOUNTING ESTIMATE:

     Effective January 1, 1993, the Company revised the estimated useful lives of product tooling from three to five years to more closely approximate historical experience. The effect of this change was to decrease 1993 depreciation expense and net loss by approximately $335,000.

3. INVENTORIES:

     Inventories totaling $3,515,979 at December 31, 1993 were determined by the LIFO method. The major classes of inventories at December 31, 1993 are as follows:

     Current cost:

      Finished products.....................................................   $2,125,685
      Raw Materials.........................................................    2,447,503
                                                                               ----------
                                                                                4,573,188
    Current cost over LIFO method...........................................      (74,734)
                                                                               ----------
         Total at LIFO cost.................................................   $4,498,454
                                                                               ==========

4. LONG-TERM DEBT:

     Long-term debt consists of the following at December 31, 1993:

    Revolving Credit Agreement..............................................   $7,778,323
    Banking Facility........................................................      211,358
    Other bank borrowings, due on demand, bearing interest at 1.75% over the
      prime rate (6.0% at December 31, 1993)................................      245,596
    Sight drafts............................................................    1,513,000
    Note payable to former stockholder, due May 1995, interest due semiannually
      at 8.63%..............................................................       23,665
    Capitalized lease obligations...........................................      170,456
                                                                               ----------
                                                                                9,942,398
    Less current portion....................................................    9,876,760
                                                                               ----------
         Total long-term debt...............................................   $   65,638
                                                                               ==========

     The Revolving Credit Agreement (the "Agreement"), as amended March 18, 1994, expires January 31, 1995 and provides maximum borrowings and outstanding letters of credit of $12,000,000 through October 31, 1994, and $8,000,000 from November 1, 1994 until maturity January 31, 1995. Interest on outstanding borrowings, as amended, is at 3% above the bank's prime rate (6.0% at December 31, 1993). Maximum

                         MARCHON, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT: (CONTINUED)
borrowings under the Agreement are limited principally to certain percentages of eligible accounts receivable, inventories and letters of credit. Letters of credit outstanding under the Agreement were approximately $701,000 at December 31, 1993.

     The Company also has certain term loan and seasonal borrowings available under the Agreement. The seasonal borrowings are due in equal monthly installments of $30,000 from April 30, 1994 through October 31, 1994, $50,000 on November 30, 1994 and December 31, 1994 with the balance, $1,440,000 due at maturity January 31, 1995. The term loan is due in equal installments of $600,000 on October 15 and October 31, 1994.

     Borrowings under the Agreement are collateralized by substantially all of the Company's assets. The Agreement requires the Company to maintain certain financial ratios, restricts the redemption of the Company's common stock and additional indebtedness, as defined, and limits capital expenditures and dividends. The Company was not in compliance with certain covenants at December 31, 1993 and obtained a waiver for these violations as of September 1, 1994. Repayment of outstanding borrowings of up to $5,000,000 are personally guaranteed by the Company's principal stockholder.

     The Banking Facility expires on December 31, 1995 and provides Marchon Toys, Ltd. maximum borrowings of $1,818,000 at December 31, 1993. Borrowings are limited principally to certain percentages of Marchon Toys, Ltd. eligible accounts receivable and inventories. Interest on outstanding borrowings is at 1.5% over the prevailing market rate (6% at December 31, 1993). Borrowings under the banking facility are collateralized by substantially all of Marchon Toys, Ltd.'s assets and are guaranteed by the Company and its principal stockholder have also guaranteed repayment of borrowings up to $1,818,000. The facility also requires Marchon Toys, Ltd. to maintain a minimum net worth and restricts dividends. The bank also holds one of the standby letters of credit for which the Company is contingently liable.

5. FORGIVENESS OF DEBT:

     During 1993, the Company's principal stockholder contributed $808,084 to additional paid-in capital by forgiveness of a subordinated note payable to stockholder. In addition, an officer contributed $116,526 to additional paid-in capital by forgiveness of a subordinated note payable to officer.

6. LEASES AND DUE FROM AFFILIATES:

     The Company leases its warehouse and office facilities from entities owned by the Company's principal stockholder. Rentals range from $195,000 to $270,000 per year through July 2001 for the Vernon Hills facility and the rental is $60,000 per year through June 2013 for the St. Louis facility.

     Future minimum lease payments under operating leases as of December 31, 1993 are approximately:

        1994..............................................................  $  346,200
        1995..............................................................     471,200
        1996..............................................................     413,850
        1997..............................................................     417,037
        1998..............................................................     421,500
        Thereafter........................................................   1,903,475
                                                                            ----------
                                                                            $3,973,262
                                                                            ==========

     Total rent expense was $543,000 in 1993.

                         MARCHON, INC. AND SUBSIDIARIES

6. LEASES AND DUE FROM AFFILIATES: (CONTINUED)
     The Company has a due from affiliate for costs incurred during the construction of the Vernon Hills, Illinois warehouse and office facility. At December 31, 1993, the due from affiliate related to this facility totals approximately $440,000 and bears interest at an annual rate of 7.5%, due on December 31, 1998.

     The Company also has approximately $403,000 due from affiliate related to the Pagedale, Missouri facility for various advances to/from the affiliate. These borrowings are due December 31, 1998 and are non-interest bearing.

     The amounts due from affiliates are guaranteed by the Company's principal stockholder.

7. DEFINED CONTRIBUTION PLAN:

     The Company has a defined contribution employee benefit plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all employees meeting the service criteria for participation as set forth in the Plan. The Company is required to make annual contributions equal to 25% of each participating employee's individual annual contributions. Company contributions were approximately $5,000 for 1993.

     Marchon Toys, Ltd. has a similar plan under which the subsidiary is required to make annual contributions equal to 5% or 7.5% of each employee's individual annual contributions based on employee compensation. Contributions were approximately $2,000 for 1993.

8. CONCENTRATIONS OF RISK:

     The Company sells a substantial portion of its products to three customers. Sales to those customers aggregated approximately $16,700,000 in 1993. At December 31, 1993, amounts due from those customers, included in accounts receivable, were approximately $4,300,000.

9. INCOME TAXES:

     The Company files a consolidated United States (domestic) federal income tax return. Marchon Toys, Ltd. files a separate income tax return in Hong Kong.

     The components of loss before income taxes and cumulative effect of change in accounting principle consist of the following:

        Domestic.........................................................  $(1,928,381)
        Foreign..........................................................      388,182
                                                                           -----------
                                                                           $(1,540,199)
                                                                           ===========

     The income tax provision consists of the following:

        Current:
          Foreign..........................................................   $ 63,636
          Domestic federal.................................................     63,802
                                                                              --------
        Income tax provision...............................................   $127,438
                                                                              ========

     The 1993 provision for domestic federal income taxes consists of additional taxes due upon settlement of an Internal Revenue Service audit for prior years.

                         MARCHON, INC. AND SUBSIDIARIES

9. INCOME TAXES: (CONTINUED)
     The income tax effects of temporary differences between financial and income tax reporting are as follows:

        Net operating loss carryforward (NOL)..............................  $ 306,999
        Allowance for doubtful accounts....................................    647,459
        Expenses not deductible for tax purposes in the year accrued.......     91,960
        Other..............................................................     39,186
        Valuation allowance................................................   (915,435)
                                                                             ---------
          Total deferred tax asset.........................................    170,169
                                                                             ---------
        Property and equipment.............................................   (170,169)
                                                                             ---------
          Total deferred tax liability.....................................   (170,169)
                                                                             ---------
        Net................................................................  $  --
                                                                             =========

     The NOL expires in 2008.

     The Company has provided a valuation allowance for the entire net deferred tax asset at December 31, 1993 due to uncertainty as to future realization of the related tax benefits.

                         MARCHON, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF
                   OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

Net sales..........................................................................   $35,006
Cost of sales......................................................................    20,508
                                                                                      -------
Gross profit.......................................................................    14,498
Operating expenses.................................................................    11,296
                                                                                      -------
Income from operations.............................................................     3,202
Interest expense...................................................................       945
                                                                                      -------
Income before income taxes.........................................................     2,257
Income tax expense.................................................................       260
                                                                                      -------
Net income.........................................................................     1,997
Deficit, beginning of year.........................................................       (45)
                                                                                      -------
Retained earnings, end of period...................................................   $ 1,952
                                                                                      =======

                         MARCHON, INC. AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                 (IN THOUSANDS)

    Net cash provided by operating activities..................................   $   605
                                                                                  -------
    Cash flows from financing activities:
      Increase in cash overdraft...............................................       667
      Net payments under notes payable.........................................    (1,524)
      Repayments of long-term debt.............................................       (66)
                                                                                  -------
    Net cash used in financing activities......................................      (923)
                                                                                  -------
    Net decrease in cash and cash equivalents..................................      (318)
    Cash and cash equivalents, beginning of year...............................       318
                                                                                  -------
    Cash and cash equivalents, end of period...................................   $ --
                                                                                  =======

                         MARCHON, INC. AND SUBSIDIARIES

                      NOTES TO THE UNAUDITED CONSOLIDATED
                     CONDENSED STATEMENTS OF OPERATIONS AND
                 RETAINED EARNINGS (DEFICIT) AND OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1994

1. BASIS OF PRESENTATION


     The unaudited consolidated condensed Statements of Operations and Retained Earnings (Deficit) and of Cash Flows reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to a fair presentation of the results of operations and cash flows for the nine months ended September 30, 1994.


2. CONTINGENCIES

     There are two suits claiming infringement of various intellectual property rights which have been filed against the Company. These claims are in various stages of litigation. The Company believes that it has meritorious defenses to the open claims and has provided reserves for its estimated costs to settle these matters. The Company does not believe that any additional amounts required to ultimately resolve these matters will be material.

     The Company's operating subsidiaries are subject to various types of consumer claims for personal injury from their products. The Company's subsidiaries maintain product liability insurance. Various product liability claims, each of which management believes is adequately covered by insurance and/or reserves, are currently pending. The Company does not believe the outcome of any of this litigation would have a material adverse effect on the Company's consolidated financial statements.

3. INCOME TAXES

     During the nine months ended September 30, 1994, the Company utilized net operating loss carryforwards to partially offset taxable income.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

           INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENT OF OPERATIONS

     The following Unaudited Pro Forma Consolidated Condensed Statement of Operations gives effect to Empire of Carolina, Inc.'s ("Empire") July 7, 1995 acquisition of the toy business assets and assumption of certain liabilities of Buddy L Inc., a wholly-owned subsidiary of SLM International, Inc., and Buddy L (Hong Kong) Limited, a subsidiary of Buddy L Inc. (the toy business of Buddy L Inc. and Buddy L (Hong Kong) Limited collectively referred to as "Buddy L"). The Unaudited Pro Forma Consolidated Condensed Statement of Operations is based on the estimates and assumptions set forth herein and in the notes to such statements. This pro forma information has been prepared utilizing the historical consolidated financial statements of Empire and the historical financial information of Buddy L appearing elsewhere herein. The pro forma financial data is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the events had been effected on the date indicated or of those results which may be obtained in the future.

     The pro forma adjustments are described in the accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Statement of Operations. The Unaudited Pro Forma Consolidated Condensed Statement of Operations for the year ended December 31, 1995 assumes that the acquisition of Buddy L occurred as of January 1, 1995.

PURCHASE PRICE ALLOCATION

     An estimate of the purchase price allocation to individual assets and liabilities has been made on the basis of currently available information. However, adjustments to these allocations could occur during the allocation period which could alter the ultimate determination of fair value.

     For purposes of pro forma presentations, the excess purchase price over the net assets acquired is being amortized over twenty years. Trademarks and trade names are being amortized over fifteen years.

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT
               OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  HISTORICAL
                                           -------------------------
                                                          BUDDY L       PRO FORMA
                                             EMPIRE     TOY BUSINESS   ADJUSTMENTS          PRO FORMA
                                           ----------   ------------   -----------          ----------
Net sales................................  $  153,744     $ 33,449      $      --           $  187,193
Cost of goods sold.......................     111,905       30,715             --              142,620
                                           ----------      -------        -------           ----------
Gross profit.............................      41,839        2,734             --               44,573
Selling and administrative expenses......      36,183        1,617         14,212(1)(4)         52,012
Nonrecurring restructuring and relocation
  charges................................       7,550           --             --                7,550
                                           ----------      -------        -------           ----------
Operating income (loss)..................      (1,894)       1,117        (14,212)             (14,989)
Other income (expense):
  Interest, dividends and net realized
     gains...............................         514           --                                 514
  Interest expense.......................      (5,996)          --         (2,347)(2)(4)        (8,343)
                                           ----------      -------        -------           ----------
  Total other income (expense)...........      (5,482)          --         (2,347)              (7,829)
                                           ----------      -------        -------           ----------
Income (loss) from continuing operations
  before income tax benefits.............      (7,376)       1,117        (16,559)             (22,818)
Income tax benefits......................      (2,875)          --         (5,250)(3)           (8,125)
                                           ----------      -------        -------           ----------
Income (loss) from continuing
  operations.............................  $   (4,501)    $  1,117      $ (11,309)          $  (14,693)
                                           ----------      -------        -------           ----------
Primary loss per share(5)................  $    (0.96)                                      $    (2.83)
Fully diluted loss per share(5)..........  $    (0.96)                                      $    (2.83)
                                           ----------                                       ----------
Weighted-average shares -- primary and
  fully diluted..........................   4,680,852                                        5,195,260(5)
                                           ==========                                       ==========

                   EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                     STATEMENT OF OPERATIONS (IN THOUSANDS)

1. Adjustment includes:

        Amortization of excess cost over fair value of net assets acquired over
          twenty years.........................................................   $144
        Amortization of trademarks acquired over fifteen years.................    143
                                                                                  ----
        Total..................................................................   $287
                                                                                  ====

2. Adjustment includes increase in interest expense from debt issued in connection with the Buddy L acquisition ($1,082).

3. Reflects the income tax benefit from the carryback of operating losses resulting from the pro forma combination and adjustments to offset Empire's taxable income in previous years. Tax benefits have been computed at the Federal statutory rate.

4. Includes an allocation of other selling, general and administrative expenses and interest expense based upon the pro rata percentage of Toy Business sales to total Buddy L sales.

5. The calculation of pro forma earnings per share for the Unaudited Pro Forma Consolidated Condensed Statement of Operations for the year ended December 31, 1995 assumes the issuance of 756,667 shares of the Company's common stock for the Buddy L acquisition and the issuance of 247,392 shares of common stock used to provide a portion of the funding for the Buddy L acquisition.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                             ----------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Recent Events.........................   12
Common Stock Price Range and Dividend
  Policy..............................   13
Use of Proceeds.......................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   24
Management............................   38
Certain Transactions..................   43
Principal and Selling Stockholders....   50
Description of Capital Stock..........   54
Underwriting..........................   58
Legal Matters.........................   59
Experts...............................   59
Available Information.................   60
Index to Financial Statements.........  F-1


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                3,650,639 SHARES


                                 [EMPIRE LOGO]

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                                          , 1996
                          ---------------------------
                            WILLIAM BLAIR & COMPANY

                             GERARD KLAUER MATTISON
                                   & CO., LLC
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the Offering described in this Registration Statement.


    Securities and Exchange Commission registration fee.......................  $ 18,659
    NASD Examination Fee......................................................  $  5,911
    American Stock Exchange Listing Fee.......................................  $ 17,500
    Accounting Fees and Expenses..............................................  $100,000
    Printing and Engraving Expenses...........................................  $100,000
    Legal Fees and Expenses...................................................  $350,000
    Blue Sky Fees and Expenses................................................  $ 12,000
    Miscellaneous.............................................................  $ 45,930
                                                                                 -------
      Total...................................................................  $650,000
                                                                                 =======


     The foregoing items, except for the Securities and Exchange Commission and NASD fees, are estimated. All expenses, except certain incremental expenses to be borne by a Selling Stockholder, will be borne by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Certificate of Incorporation of the Company provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of the Company.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     The Charter provides that, to the fullest extent permitted by the DGCL, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or
(iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Company's Charter and By-laws filed as Exhibits 3.1 and 3.2 hereto, respectively.

     The Company maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to the Company for its indemnification of such persons.

     Pursuant to the Underwriting Agreement to be entered into among the Company, the Selling Stockholders and the Underwriters, officers and directors of the Company are indemnified for certain liabilities, including liabilities incurred under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

     (a) On July 18, 1994, the Company granted to each of Messrs. Steven Geller and Neil B. Saul, in conjunction with their employment agreements with a subsidiary of the Company, options to purchase 500,000 shares of Common Stock under the Company's Amended 1994 Stock Option Plan, which options vest over a three year period. Each received incentive stock options to purchase 60,376 shares of Common Stock which are exercisable at $6.625 per share and non-qualified options to purchase 439,624 shares of Common Stock which are exercisable at $6.50 per share.

     (b) On October 13, 1994, the Company issued, as part of the consideration for the acquisition of Marchon, Inc., an aggregate of 1,076,323 shares of Common Stock to the Marchon Stockholders. See "Certain Transactions -- The Marchon Transaction."


     (c) On November 2, 1994, in consideration for services, the Company issued warrants to purchase an aggregate of 79,000 shares at $7.50 per share, to Harvey Klaris (21,067 warrants), Glen Chwatt (21,067 warrants), Richard Chwatt (21,067 warrants) and Jerico State Capital Corp. (15,800 warrants), expiring on November 2, 1997.


     (d) On December 22, 1994, the Company issued, for an aggregate cash consideration of $15 million, convertible debentures in such principal amount to the WPG Group, Eugene M. Matalene, Jr. and Richard Hochman. The convertible debentures are convertible at any time into newly issued shares of Common Stock at a conversion price of $7.50 per share. See "Certain Transactions -- The WPG Group Investment."

     (e) On December 22, 1994, in consideration for services, the Company issued warrants to acquire an aggregate of 1,000,000 shares of Common Stock at an exercise price of $7.50 per share of which 325,000 were issued to Mr. Geller, 475,000 were issued to Mr. Saul, 75,000 to each of Irwin J. Goldsmith and Charles Emby, senior managers of a subsidiary of the Company, and 50,000 to SBK Investment Partners, an affiliate of the former corporate counsel to the Company. See "Certain Transactions -- The WPG Group Investment."

     (f) On December 27, 1994, in consideration for services, the Company issued to PaineWebber Incorporated, a warrant to purchase 63,000 shares of Common Stock for $7.50 per share, expiring on December 27, 1997. See "Certain Transactions -- Transactions with Affiliates."

     (g) On December 28, 1994, in consideration for services, the Company issued warrants to purchase 80,571 and 19,429 shares of Common Stock at $7.50 per share, expiring December 27, 1997, to WPG IV and the general partner of WPG Overseas, respectively. See "Certain Transactions -- Transactions with Affiliates."

     (h) On January 3, 1995, in consideration for services, the Company issued to Gerard Klauer Mattison & Co., Inc., a warrant to purchase 79,000 shares of Common Stock for $7.50 per share expiring January 3, 1998. See "Underwriting."

     (i) On July 7, 1995, the Company issued to Buddy L Inc. as part of the consideration for the acquisition by the Company of the Toy Business of Buddy L, an aggregate of 756,667 shares of the Company's common stock (and up to 454,000 additional shares of common stock as price protection in the event Buddy L sells the aforementioned received common stock under certain circumstances between July 7, 1996 and December 31, 1997 for less than $12 per share). Under the acquisition agreement, the Company also agreed to pay to Buddy L Inc. a five-year earnout based upon an amount equal to either 1.5% of the consolidated net revenues of the Company's and Buddy L's products or, at the Buddy L's option, a percentage of the Company's consolidated earnings before interest and income taxes based on the sales of Buddy L products, but in no event will the earnout be (x) less than $3.25 million, including $1.25 million in cash paid at closing (which sum was included in (ii) above), with the excess over $3.25 million subject to certain offsets that are not to exceed $10 million or (y) more than $20 million; provided that if the earnout payments under certain circumstances would have exceeded $25 million, the Company shall make an additional payment equal to such amount in excess of $25 million. See "Certain Transactions -- The Buddy L Transaction."

     (j) On July 7, 1995, the Company issued, for an aggregate cash consideration of $7.6 million three-year 12% senior subordinated notes in the principal amount of $7.58 million and 758,000 of detachable four-year warrants exercisable commencing July 7, 1997 at $9.00 per share, to American Bankers Insurance Company of Florida ($2.5 million principal amount of notes and 250,000 warrants), American Bankers Life Assurance Company of Florida ($2.5 million of notes and 250,000 warrants), Regent Capital Partners L.P. ($1.5 million of notes and 150,000 warrants), Eugene M. Matalene, Jr. ($100,000 of notes and 10,000 warrants), Robert W. Pangia ($100,000 of notes and 10,000 warrants), Steven Geller ($500,000 of notes and 50,000 warrants), Roger Schneier ($250,000 of notes and 25,000 warrants), Peter B. Pfister ($10,000 of notes and 1,000 warrants), Craig S. Whiting, through his self-directed IRA ($10,000 of notes and 1,000 warrants), Nora E. Kerppola ($10,000 of notes and 1,000 warrants) and Paul
M. Higbee ($100,000 of notes and 1,000 warrants). See "Certain Transactions -- The Buddy L Transaction."

     (k) On July 7, 1995, the Company issued, for an aggregate cash consideration of $1.8 million, 247,392 shares of Common Stock at $7.25 per share, of which 190,000 shares were issued to WPG IV, 46,046 were issued to WPG Overseas, 3,711 were issued to Glenbrook and 6,680 were issued to Westpool. See "Certain Transactions -- The WPG Group Investment."

     (l) On July 7, 1995, the Company issued, for an aggregate cash consideration of $3.2 million, 442,264 shares of $.01 par value Series A Cumulative Convertible Preferred Stock. Such securities were issued as follows:
341,372 shares to WPG IV, 82,317 shares to WPG Overseas, 6,634 shares to Glenbrook and 11,941 shares to Westpool. See "Certain Transactions -- The Buddy L Transaction."

     (m) On August 31, 1995, the Company extended the term of an option for an aggregate of 240,000 shares of Common Stock to September 30, 1997, from September 30, 1996. The option is exercisable at $8.50 per share. See Note 12 of Notes to Consolidated Financial Statements.

     No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT NO.
- -----------
    1.1      --   Form of Underwriting Agreement
    2.1      --   Stock Purchase Agreement, dated July 29, 1988, by and among Clabir, Clabir
                  Corporation (California), HMW Industries, Inc. and Olin Corporation.(2)
    2.2      --   Agreement and Plan of Merger, dated as of November 14, 1989, between AmBrit,
                  Inc. and the Company, including amendment thereto, dated as of December 4,
                  1989.(3)
    2.3      --   Agreement and Plan of Merger, dated as of November 14, 1989, by and among the
                  Company, Clabir Corporation ("Clabir") and CLR Corporation, including amendment thereto, dated as of December 4, 1989.(3)
    2.4      --   Sale and Purchase Agreement between the Company and Cargill, Incorporated, dated
                  September 30, 1992.(5)
    2.5      --   Purchase Agreement among Conopco, Inc., the Company, The Isaly Klondike Company,
                  Inc., The Isaly Company, Popsicle Industries, Ltd., Ice Cream Novelties, Inc.
                  and Smith & O'Flaherty Limited, dated as of January 27, 1993.(7)
    2.6      --   Agreement and Plan of Reorganization, dated October 13, 1994, by and among the
                  Company, Marchon, and the stockholders of Marchon.(11)
    2.7      --   Amended and Restated Asset Purchase Agreement (the "Asset Purchase Agreement")
                  dated as of May 19, 1995 by and among the Company, Buddy L, and Buddy L (Hong
                  Kong) Limited ("BLHK").(16)
    2.8      --   Agreement dated June 2, 1995 amending the Asset Purchase Agreement, by and among the Company and Buddy L and acknowledged and agreed to by BLHK.(4)
    2.9      --   Second Amendment dated June 30, 1995 further amending the Asset Purchase
                  Agreement.(4)
    2.10     --   Third Amendment, dated July 7, 1995 further amending the Asset Purchase
                  Agreement.(4)
    2.11     --   Agreement dated August 31, 1995, among the Company, CLR Corporation, Clabir,
                  Olin Corporation and General Defense Corporation.(18)
    3.1      --   Restated Certificate of Incorporation of the Company.(4)
    3.2      --   Amended and Restated By-Laws of the Company.(15)
    3.3      --   Certificate of Designation, Preference and Rights of the Company filed June 30,
                  1995.(4)
    4.1      --   Form of specimen certificate representing the Company's Common Stock.(1)
    4.2      --   Excerpts from the Company's amended By-Laws and the Company's amended
                  Certificate of Incorporation relating to rights of holders of the Company's
                  Common Stock.(3)
    4.3      --   Form of 9% Convertible Debentures, issued December 22, 1994.(14)
    4.4      --   Form of Warrant Certificate to purchase common stock of the Company, issued
                  December 22, 1994.(12)
    5.1      --   Opinion of Schwartz & Freeman
    9.1      --   Voting Agreement, dated September 30, 1994, by and between Halco Industries,
                  Inc. ("Halco") and Steven Geller.(11)
   10.1      --   EII Incentive Plan for 1993.(6)
   10.2      --   Corporate Incentive Plan for 1993.(6)
   10.3      --   Promissory Note, dated July 31, 1993, from Halco to the Company.(8)
   10.4      --   Modification Agreement, dated September 29, 1993, to the Promissory Note from
                  Halco to the Company.(8)

EXHIBIT NO.
- -----------
   10.5      --   Modification Agreement, dated December 7, 1993, to the Promissory Note from
                  Halco to the Company.(9)
   10.6      --   Pledge Agreement, dated December 7, 1993, between Halco and the Company.(9)
   10.7      --   Stock Purchase Agreement, dated December 30, 1993, between the Company and Rhoda
                  Kleinman.(9)
   10.8      --   Employment Agreement, dated July 15, 1994, by and among the Company, EII and
                  Steven Geller.(10) 10.9
   10.10     --   Stock Purchase Agreement, dated July 15, 1994, among Steven Geller and the
                  Halperin Group.(11)
   10.11     --   Stock Option Agreement, dated July 15, 1994, between Steven Geller and the
                  Halperin Group.(11)
   10.12     --   Stock Option Agreement, dated July 18, 1994, between the Company and Steven
                  Geller.(10)
   10.13     --   Stock Option Agreement, dated July 18, 1994, between the Company and Neil
                  Saul.(10)
   10.14     --   Amended and Restated 1994 Stock Option Plan of the Company.(15)
   10.15     --   Financing Agreement and supplements thereto, between EII and Wachovia Bank of
                  North Carolina, N.A. ("Wachovia") and related Promissory Note, Acknowledgment of
                  Security Interest in Inventory, Agreement of Licensor and Guaranty Agreement
                  between the Company and Wachovia, all dated September 30, 1994.(14)
   10.16     --   Redemption Agreement, dated September 30, 1994, between the Company and the
                  Halperin Group.(14)
   10.17     --   Omnibus Agreement, dated September 30, 1994, by and among the Halperin Group,
                  Steven Geller, the Company and EII.(11)
   10.18     --   Subordinated Promissory Note, dated September 30, 1994, between Maurice Halperin and the Company.(14)
   10.19     --   Loan and Subordination Agreement, dated September 30, 1994, between the Company and Maurice Halperin.(14)
   10.20     --   Stockholder's Agreement, dated October 13, 1994, by and among Steven Geller,
                  Marvin Smollar and Neil Saul.(11)
   10.21     --   Investor's Rights Agreement, dated October 13, 1994, by and among the Company,
                  Marvin Smollar, Kar Ye Yeung, Tyler Bulkley and Harvey Katz.(11)
   10.22     --   Employment Agreement, dated October 13, 1994, between the Company and Marvin
                  Smollar.(11)
   10.23     --   Stockholders Agreement dated October 13, 1994, among Steven Geller, Marvin
                  Smollar and Neil Saul.(11)
   10.24     --   Debenture Purchase Agreement, dated as of December 2, 1994, among the Company and the WPG Group.(13)
   10.25     --   Registration Rights Agreement, dated as of December 22, 1994, by and between the
                  Company and the WPG Group.(13)
   10.26     --   Shareholders' Agreement, dated December 22, 1994, by and among the WPG Group,
                  Steven Geller, Neil Saul, Marvin Smollar and Champ Enterprises Limited
                  Partnership.(13)
   10.27     --   Intercreditor Agreement, dated December 22, 1994, by and among Wachovia, the
                  Company, EII and the WPG Group.(13)
   10.28     --   Subsidiary Guaranty, dated as of December 22, 1994, between EII and Marchon.(14)

EXHIBIT NO.
- -----------
   10.29     --   Stock Purchase Agreement, dated as of December 22, 1994, between WPG Corporate
                  Development Associates IV (Overseas), Ltd. and Steven Geller.(13)
   10.30     --   Modification to Financing Agreement, dated January 30, 1995, between EII and
                  Wachovia.(14)
   10.31     --   Asset Purchase Agreement, dated as of March 3, 1995, by and among the Company,
                  Buddy L and Buddy L (Hong Kong) Limited.(14)
   10.32     --   Bid Protection Agreement, dated as of March 3, 1995, between the Company and
                  Buddy L.(14)
   10.33     --   Assignment and Assumption Agreement dated as of June 21, 1995 between the
                  Company and EAC.(4)
   10.34     --   Assignment dated as of May 22, 1995 between the Company and Carnichi Limited.(4)
   10.35     --   Lease dated July 7, 1995 between Buddy L and EAC.(4)
   10.36     --   Access Agreement dated as of July 7, 1995 between Buddy L, BLHK, SLM, and Buddy
                  L Canada Inc., and EAC.(4)
   10.37     --   Access Agreement dated as of July 7, 1995 between Buddy L, BLHK, SLM, and Buddy
                  L Canada Inc., and EAC.(4)
   10.38     --   Assignment and Assumption of Lease dated as of July 7, 1995 between Buddy L and
                  EAC.(4)
   10.39     --   Loan and Security Agreement dated as of June 30, 1995 between LaSalle National
                  Bank, N.A. ("LaSalle") and EAC.(4)
   10.40     --   Guaranty dated as of June 30, 1995 between LaSalle and the Company.(4)
   10.41     --   Subordination Agreement dated as of June 30, 1995 between LaSalle and the
                  Company.(4)
   10.42     --   $7,580,000 Senior/Subordinated Term Loan Agreement dated July 7, 1995 among the
                  Company as Borrower and the Lenders Listed therein ("Lenders").(4)
   10.43     --   Form of the Company's 12% Senior/Subordinated Note due July 7, 1998.(4)
   10.44     --   Form of Warrant to Purchase Common Stock of the Company issued to the
                  Lenders.(4)
   10.45     --   Amended and Restated Intercreditor Agreement dated July 7, 1995 by and among the
                  Company, EII, Wachovia, the Lenders and the holders of certain debentures dated
                  December 22, 1994 issued by the Company.(4)
   10.46     --   Registration Rights Agreement dated July 7, 1995 by and between the Company and the Lenders.(4)
   10.47     --   Form of Subscription Agreement executed in connection with subscription of
                  Common Stock and Preferred Stock by WPG Corporate Development Associates IV
                  (Overseas), L.P., Westpool Investment Trust PLC, Glenbrook Partners, L.P., and
                  WPG Corporate Development Associates IV, L.P.(4)
   10.48     --   Shareholders' agreement ("Shareholders' Agreement") dated December 22, 1994 among WPG Corporate Development Associates IV, L.P., WPG Corporate Development
                  Associates IV (Overseas), Ltd., Weiss, Peck & Greer, as Trustee of Craig S.
                  Whiting IRA, Peter Pfister, Weiss, Peck & Greer, as Trustee of Nora E. Kerppola
                  IRA Westpool Investment Trust, PLC, Glenbrook Partners, L.P., Steve Geller, Neil
                  Saul, Marvin Smollar and Champ Enterprises Limited Partnership.(17)

EXHIBIT NO.
- -----------
   10.49     --   Amendment No. 2 to Shareholders Agreement dated as of June 29, 1995 among WPG
                  Corporate Development Associates IV, L.P., WPG Corporate Development Associates
                  IV (Overseas), Ltd., as the exempt transferee of WPG Corporate Development
                  Associates IV (Overseas), Ltd., certain persons identified on Schedule I of
                  Amendment No. 2 to the Shareholders' Agreement, Steven E. Geller ("Geller"),
                  Neil B. Saul ("Saul") and The Autumn Glory Trust, a Cook Islands Registered
                  International Trust ("Trust") as the permitted transferee of Champ Enterprises
                  Limited Partnership.(4)
   10.50     --   Registration Rights Agreement ("Registration Rights Agreement") dated as of
                  December 22, 1994 by and between Empire of Carolina, Inc., WPG Corporate
                  Development Associates IV, L.P. WPG Corporate Development Associates IV
                  (Overseas), Ltd., Weiss Peck & Greer, as Trustee under Craig Whiting IRA, Peter
                  B. Pfister, Weiss, Peck & Greer, as Trustee under Nora Kerppola IRA, Westpool
                  Investment Trust PLC and Glenbrook Partners, L.P.(17)
   10.51     --   Amendment No. 1 to Registration Rights Agreement.(4)
   10.52     --   Settlement and Termination Agreement with Neil Saul.(18)
   10.53     --   Extension to Financing Agreement, dated February 12, 1996 between Empire and
                  Wachovia.(18)
   10.54     --   Loan and Security Agreement between LaSalle National Bank and BT Commercial
                  Corporation to Empire Industries, Inc., with exhibits and security instruments.
   21        --   Subsidiaries of the Company
   23.1      --   Consent of Deloitte & Touche LLP
   23.2+     --   Consent of Coopers & Lybrand LLP
   23.3+     --   Consent of Wong Brothers & Co.
   23.4      --   Consent of Schwartz & Freeman (to be included in Exhibit 5.1)
   24.1+     --   Powers of Attorney (included on signature page)


- ------------------------------
  *  To be filed by amendment

  +  Previously filed

 (1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 2-73208), dated July 13, 1981 and incorporated by reference herein.

 (2) Previously filed as an exhibit to Clabir's Current Report on Form 8-K, dated December 23, 1988 (File No. 1-7769) and incorporated by reference herein.

 (3) Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 33-32186), dated November 17, 1989 and incorporated by reference herein.

 (4) Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated July 21, 1995, and incorporated by reference herein.

 (5) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated October 6, 1992 and incorporated by reference herein.

 (6) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

 (7) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated February 1, 1993 and incorporated by reference herein.

 (8) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 and incorporated by reference herein.

 (9) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated by reference herein.

(10) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated by reference herein.

(11) Previously filed as an exhibit to the Company's Current Report on Form 8-K for September 30, 1994 and incorporated by reference herein.

(12) Previously filed as an exhibit to the Company's Current Report on Form 8-K for December 22, 1994 and incorporated by reference herein.

(13) Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the WPG Group, dated December 23, 1994 and incorporated by reference herein.

(14) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated by reference herein.

(15) Previously filed as an exhibit to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(16) Previously filed as an exhibit to the Company's Current Report on Form 8-K for May 19, 1995 and hereby incorporated by reference herein.

(17) Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by WPG Corporate Development Associates IV, L.P., WPG Private Equity Partners, L.P., WPG Corporate Development Associates IV (Overseas), L.P., WPG Private Equity Partners (Overseas), L.P., Steven Hutchinson, Wesley Lang, Peter Pfister, Craig Whiting, Nora Kerppola, Glenbrook Partners, L.P., Prim Ventures, Inc., Westpool Investment Trust PLC and Weiss, Peck & Greer with the Securities and Exchange Commission on December 23, 1994.

(18) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference herein.

     (b) Financial Statement Schedules

     The following financial statement schedule of the Company is filed as part of this Registration Statement and should be read in conjunction with the Consolidated Financial Statements of the Company:

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

     Schedules other than those listed above have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) It will provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Delray Beach, Florida on June 14, 1996.


                                             EMPIRE OF CAROLINA, INC.


                                             By:        /s/ MARVIN SMOLLAR


                                               ---------------------------------

                                                        Marvin Smollar,


                                                 President and Chief Operating
                                                             Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    *                        Chairman of the Board of Directors    June 14, 1996
- ------------------------------------------   and Chief Executive Officer
              Steven Geller                  (Principal Executive Officer)
            /s/ MARVIN SMOLLAR               President, Chief Operating Officer    June 14, 1996
- ------------------------------------------   and Director
              Marvin Smollar
           /s/ J. ARTIE ROGERS               Senior Vice President-Finance and     June 14, 1996
- ------------------------------------------   Assistant Secretary (Principal
             J. Artie Rogers                 Financial and Accounting Officer)
                    *                        Director                              June 14, 1996
- ------------------------------------------
           Leonard E. Greenberg
                    *                        Director                              June 14, 1996
- ------------------------------------------
           Steven N. Hutchinson
                    *                        Director                              June 14, 1996
- ------------------------------------------
            Eugene M. Matalene
                    *                        Director                              June 14, 1996
- ------------------------------------------
             Peter B. Pfister
      *By:        /s/ MARVIN SMOLLAR
- ------------------------------------------
             (Marvin Smollar,
            Attorney-in-Fact)

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Empire of Carolina, Inc.

     We have audited the consolidated financial statements of Empire of Carolina, Inc. and its subsidiaries as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated March 29, 1996 (April 8, 1996 as to Note 17 to the Consolidated Financial Statements); such report is included elsewhere in this Registration Statement. Our audits also included the consolidated financial statement schedule of Empire of Carolina, Inc. and its subsidiaries, listed in
Item 16. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Raleigh, North Carolina
March 29, 1996
(April 8, 1996 as to Note 17 to the Consolidated Financial Statements)

                       EMPIRE OF CAROLINA, INC. (PARENT)
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                              1994       1995
                                                                             -------    -------
                                                                               (IN THOUSANDS)
ADMINISTRATIVE EXPENSES...................................................   $(2,243)   $  (710)
                                                                             -------    -------
OTHER INCOME (EXPENSES):
  Interest income, dividends and net realized gains.......................     2,459      1,241
  Unrealized loss on marketable securities................................      (670)        --
  Interest expense........................................................       (61)    (1,912)
  Equity in earnings of subsidiaries......................................       310     (5,621)
  Management fee income...................................................     1,100      3,060
                                                                             -------    -------
     Total other income (expenses)........................................     3,138     (3,232)
                                                                             -------    -------
INCOME (LOSS) BEFORE TAXES................................................       895     (3,942)
INCOME TAX EXPENSE........................................................       306        559
                                                                             -------    -------
NET INCOME (LOSS).........................................................   $   589    $(4,501)
                                                                             =======    =======

                       EMPIRE OF CAROLINA, INC. (PARENT)
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                 BALANCE SHEETS
                     DECEMBER 31, 1994 AND 1995, CONTINUED

                                                                              1994       1995
                                                                             -------    -------
                                                                               (IN THOUSANDS)
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................   $ --       $ 1,416
  Marketable securities...................................................     1,861        189
  Receivables from subsidiaries...........................................    11,706     23,952
  Prepaid expenses and other current assets...............................     1,626        920
                                                                             -------    -------
     Total current assets.................................................    15,193     26,477
NOTE RECEIVABLE FROM SUBSIDIARY...........................................     --         9,580
INVESTMENT IN SUBSIDIARIES................................................    28,574     21,947
OTHER NONCURRENT ASSETS...................................................       718      1,695
                                                                             -------    -------
TOTAL ASSETS..............................................................   $44,485    $59,699
                                                                             =======    =======

     The note receivable from subsidiary is subordinated to the subsidiary's bank facility and bears interest at the prime rate.

                       EMPIRE OF CAROLINA, INC. (PARENT)
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                 BALANCE SHEETS
                     DECEMBER 31, 1994 AND 1995, CONCLUDED

                                                                              1994       1995
                                                                             -------    -------
                                                                               (IN THOUSANDS)
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable...........................................................   $ 3,250    $ --
  Accounts payable and accrued expenses...................................     1,496      1,040
  Federal and state taxes payable.........................................     2,532      3,685
  Indemnification obligations related to sales of subsidiaries............     1,541      1,326
                                                                             -------    -------
     Total current liabilities............................................     8,819      6,051
CONVERTIBLE SUBORDINATED DEBENTURES.......................................    13,563     13,851
SENIOR SUBORDINATED NOTES.................................................     --         7,959
OTHER NONCURRENT LIABILITIES..............................................       905        781
                                                                             -------    -------
  Total liabilities.......................................................    23,287     28,642
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value, 30,000,000 shares authorized; shares
     issued and outstanding: 1994 -- 4,191,000; 1995 -- 5,195,000.........       419        519
  Series A cumulative convertible preferred stock, $.01 par value,
     5,000,000 shares authorized; shares issued and outstanding: 1994 --
     0; 1995 -- 442,264 ($3,206,000 involuntary liquidation preference)...     --             4
Additional paid-in capital................................................    18,972     33,193
Retained earnings (deficit)...............................................     1,842     (2,659)
Stockholders' loans.......................................................       (35)     --
                                                                             -------    -------
  Total stockholders' equity..............................................    21,198     31,057
                                                                             -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................   $44,485    $59,699
                                                                             =======    =======

     Note: The Parent accounts for its investment in its majority-owned subsidiaries using the equity method of accounting. Under the equity method, original investments are recorded at cost and adjusted by the Parent's share of undistributed earnings or losses of these components.

                       EMPIRE OF CAROLINA, INC. (PARENT)
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            STATEMENTS OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1994 AND 1995, CONTINUED

                                                                              1994       1995
                                                                             -------    -------
                                                                               (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................................   $   589    $(4,501)
     Adjustments to reconcile net income (loss) to net cash provided by
      (used in) operating activities:
       Non-cash adjustments...............................................       556      6,305
       Changes in assets and liabilities..................................    (1,887)        87
                                                                             -------    -------
          Net cash provided by (used in) operating activities.............      (742)     1,891
                                                                             -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Marchon..................................................    (3,818)        --
  Loans to Halco Industries, Inc..........................................    (3,825)        --
  Repayment of loan by Halco Industries, Inc..............................    25,825         --
                                                                             -------    -------
  Proceeds from sales of property and equipment...........................       125         --
  Proceeds from sales of marketable securities............................    66,606      1,655
  Note receivable from subsidiary.........................................        --     (9,580)
  Net advances to subsidiaries............................................    (7,524)    (5,220)
  Management fees received from subsidiaries..............................     1,050      3,060
  Collections from (advances to) stockholder..............................       (35)        35
                                                                             -------    -------
     Net cash provided by (used in) investing activities..................    78,404    (10,050)
                                                                             -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of Marchon long-term debt.....................................    (6,639)        --
  Repayments of notes payable.............................................        --     (3,250)
  Proceeds from issuance of convertible subordinated debentures...........    15,000         --
  Purchase of treasury stock..............................................   (86,111)        --
  Proceeds from issuance of common stock..................................        --      1,794
  Proceeds from issuance of preferred stock...............................        --      3,206
  Proceeds from issuance of senior subordinated notes.....................        --      7,580
  Other...................................................................        --        245
                                                                             -------    -------
     Net cash provided by (used in) financing activities..................   (77,750)     9,575
                                                                             -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......................       (88)     1,416
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR............................        88         --
                                                                             -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................................   $    --    $ 1,416
                                                                             =======    =======

                       EMPIRE OF CAROLINA, INC. (PARENT)
           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            STATEMENTS OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1994 AND 1995, CONCLUDED

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                1994     1995
                                                                               ------   ------
                                                                               (IN THOUSANDS)
Cash paid during the year for:
     Interest................................................................  $  316   $1,046
     Income taxes, net of refunds............................................   2,027       97

NONCASH INVESTING AND FINANCING ACTIVITIES


     On July 7, 1995, two subsidiaries of the Company acquired the toy business assets and assumed certain liabilities of Buddy L Inc. and its affiliate, Buddy L (Hong Kong) Limited, for an aggregate purchase price, including expenses, of $33,925,000, including (i) the issuance of $4,753,000 one-year notes and (ii) the issuance of 756,667 shares of common stock. Funding for the acquisition included (i) issuance of 247,392 shares of common stock (ii) issuance of 442,264 shares of Series A cumulative convertible preferred stock and (iii) borrowings under senior subordinated notes ($7,580,000).



     During 1994, the Company acquired all of the common stock of Marchon, Inc. for approximately $13,664,000, including expenses. In connection with the acquisition, the Company issued $3,250,000 one-year notes and 1,076,923 shares of common stock as partial consideration for the purchase.


     During 1994, the Company issued warrants to Geller, Saul and their designees that assisted them in connection with debenture financing and to certain investment bankers to purchase 1,242,000 shares of the Company's common stock. As a result, paid-in capital increased $1,740,000, prepaid assets increased $303,000, and debt decreased $1,437,000.

     During 1994, the Company canceled all shares held in treasury at September 30, 1994. The result of the cancellation was a reduction in common stock of $1,329,000, a reduction in paid-in capital of $45,837,000, a reduction in retained earnings of $39,734,000, and a reduction in treasury stock of $86,900,000.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
 1.1     Form of Underwriting Agreement
 2.1     Stock Purchase Agreement, dated July 29, 1988, by and among Clabir, Clabir
         Corporation (California), HMW Industries, Inc. and Olin Corporation.(2)
 2.2     Agreement and Plan of Merger, dated as of November 14, 1989, between AmBrit, Inc.
         and the Company, including amendment thereto, dated as of December 4, 1989.(3)
 2.3     Agreement and Plan of Merger, dated as of November 14, 1989, by and among the
         Company, Clabir Corporation ("Clabir") and CLR Corporation, including amendment thereto, dated as of December 4, 1989.(3)
 2.4     Sale and Purchase Agreement between the Company and Cargill, Incorporated, dated
         September 30, 1992.(5)
 2.5     Purchase Agreement among Conopco, Inc., the Company, The Isaly Klondike Company,
         Inc., The Isaly Company, Popsicle Industries, Ltd., Ice Cream Novelties, Inc. and
         Smith & O'Flaherty Limited, dated as of January 27, 1993.(7)
 2.6     Agreement and Plan of Reorganization, dated October 13, 1994, by and among the
         Company, Marchon, and the stockholders of Marchon.(11)
 2.7     Amended and Restated Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of May 19, 1995 by and among the Company, Buddy L, and Buddy L (Hong Kong)
         Limited ("BLHK").(16)
 2.8     Agreement dated June 2, 1995 amending the Asset Purchase Agreement, by and among the
         Company and Buddy L and acknowledged and agreed to by BLHK.(4)
 2.9     Second Amendment dated June 30, 1995 further amending the Asset Purchase
         Agreement.(4)
 2.10    Third Amendment, dated July 7, 1995 further amending the Asset Purchase
         Agreement.(4)
 2.11    Agreement dated August 31, 1995, among the Company, CLR Corporation, Clabir, Olin
         Corporation and General Defense Corporation.(18)
 3.1     Restated Certificate of Incorporation of the Company.(4)
 3.2     Amended and Restated By-Laws of the Company.(15)
 3.3     Certificate of Designation, Preference and Rights of the Company filed June 30,
         1995.(4)
 4.1     Form of specimen certificate representing the Company's Common Stock.(1)
 4.2     Excerpts from the Company's amended By-Laws and the Company's amended Certificate of
         Incorporation relating to rights of holders of the Company's Common Stock.(3)
 4.3     Form of 9% Convertible Debentures, issued December 22, 1994.(14)
 4.4     Form of Warrant Certificate to purchase common stock of the Company, issued December
         22, 1994.(12)
 5.1     Opinion of Schwartz & Freeman
 9.1     Voting Agreement, dated September 30, 1994, by and between Halco Industries, Inc.
         ("Halco") and Steven Geller.(11)
10.1     EII Incentive Plan for 1993.(6)
10.2     Corporate Incentive Plan for 1993.(6)
10.3     Promissory Note, dated July 31, 1993, from Halco to the Company.(8)
10.4     Modification Agreement, dated September 29, 1993, to the Promissory Note from Halco to the Company.(8)
10.5     Modification Agreement, dated December 7, 1993, to the Promissory Note from Halco to the Company.(9)
10.6     Pledge Agreement, dated December 7, 1993, between Halco and the Company.(9)

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
10.7     Stock Purchase Agreement, dated December 30, 1993, between the Company and Rhoda
         Kleinman.(9)
10.8     Employment Agreement, dated July 15, 1994, by and among the Company, EII and Steven
         Geller.(10)
10.9     Employment Agreement, dated July 15, 1994, by and among the Company, EII and Neil
         Saul.(10)
10.10    Stock Purchase Agreement, dated July 15, 1994, among Steven Geller and the Halperin
         Group.(11)
10.11    Stock Option Agreement, dated July 15, 1994, between Steven Geller and the Halperin
         Group.(11)
10.12    Stock Option Agreement, dated July 18, 1994, between the Company and Steven
         Geller.(10)
10.13    Stock Option Agreement, dated July 18, 1994, between the Company and Neil Saul.(10)
10.14    Amended and Restated 1994 Stock Option Plan of the Company.(15)
10.15    Financing Agreement and supplements thereto, between EII and Wachovia Bank of North
         Carolina, N. A. ("Wachovia") and related Promissory Note, Acknowledgment of Security
         Interest in Inventory, Agreement of Licensor and Guaranty Agreement between the
         Company and Wachovia, all dated September 30, 1994.(14)
10.16    Redemption Agreement, dated September 30, 1994, between the Company and the Halperin
         Group.(14)
10.17    Omnibus Agreement, dated September 30, 1994, by and among the Halperin Group, Steven
         Geller, the Company and EII.(11)
10.18    Subordinated Promissory Note, dated September 30, 1994, between Maurice Halperin and the Company.(14)
10.19    Loan and Subordination Agreement, dated September 30, 1994, between the Company and
         Maurice Halperin.(14)
10.20    Stockholder's Agreement, dated October 13, 1994, by and among Steven Geller, Marvin
         Smollar and Neil Saul.(11)
10.21    Investor's Rights Agreement, dated October 13, 1994, by and among the Company,
         Marvin Smollar, Kar Ye Yeung, Tyler Bulkley and Harvey Katz.(11)
10.22    Employment Agreement, dated October 13, 1994, between the Company and Marvin
         Smollar.(11)
10.23    Stockholders' Agreement dated October 13, 1994, among Steven Geller, Marvin Smollar and Neil Saul.(11)
10.24    Debenture Purchase Agreement, dated as of December 2, 1994, among the Company and the WPG Group.(13)
10.25    Registration Rights Agreement, dated as of December 22, 1994, by and between the
         Company and the WPG Group.(13)
10.26    Shareholders' Agreement, dated December 22, 1994, by and among the WPG Group, Steven
         Geller, Neil Saul, Marvin Smollar and Champ Enterprises Limited Partnership.(13)
10.27    Intercreditor Agreement, dated December 22, 1994, by and among Wachovia, the
         Company, EII and the WPG Group.(13)
10.28    Subsidiary Guaranty, dated as of December 22, 1994, between EII and Marchon.(14)
10.29    Stock Purchase Agreement, dated as of December 22, 1994, between WPG Corporate
         Development Associates IV (Overseas), Ltd. and Steven Geller.(13)
10.30    Modification to Financing Agreement, dated January 30, 1995, between EII and
         Wachovia.(14)

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
10.31    Asset Purchase Agreement, dated as of March 3, 1995, by and among the Company, Buddy
         L and Buddy L (Hong Kong) Limited.(14)
10.32    Bid Protection Agreement, dated as of March 3, 1995, between the Company and Buddy
         L.(14)
10.33    Assignment and Assumption Agreement dated as of June 21, 1995 between the Company and EAC.(4)
10.34    Assignment dated as of May 22, 1995 between the Company and Carnichi Limited.(4)
10.35    Lease dated July 7, 1995 between Buddy L and EAC.(4)
10.36    Access Agreement dated as of July 7, 1995 between Buddy L, BLHK, SLM, and Buddy L
         Canada Inc., and EAC.(4)
10.37    Access Agreement dated as of July 7, 1995 between Buddy L, BLHK, SLM, and Buddy L
         Canada Inc., and EAC.(4)
10.38    Assignment and Assumption of Lease dated as of July 7, 1995 between Buddy L and
         EAC.(4)
10.39    Loan and Security Agreement dated as of June 30, 1995 between LaSalle National Bank,
         N. A. ("LaSalle") and EAC.(4)
10.40    Guaranty dated as of June 30, 1995 between LaSalle and the Company.(4)
10.41    Subordination Agreement dated as of June 30, 1995 between LaSalle and the
         Company.(4)
10.42    $7,580,000 Senior/Subordinated Term Loan Agreement dated July 7, 1995 among the
         Company as Borrower and the Lenders Listed therein ("Lenders").(4)
10.43    Form of the Company's 12% Senior/Subordinated Note due July 7, 1998.(4)
10.44    Form of Warrant to Purchase Common Stock of the Company issued to the Lenders.(4)
10.45    Amended and Restated Intercreditor Agreement dated July 7, 1995 by and among the
         Company, EII, Wachovia, the Lenders and the holders of certain debentures dated
         December 22, 1994 issued by the Company.(4)
10.46    Registration Rights Agreement dated July 7, 1995 by and between the Company and the
         Lenders.(4)
10.47    Form of Subscription Agreement executed in connection with subscription of Common
         Stock and Preferred Stock by WPG Corporate Development Associates IV (Overseas),
         L.P., Westpool Investment Trust PLC, Glenbrook Partners, L.P., and WPG Corporate
         Development Associates IV, L.P.(4)
10.48    Shareholders' agreement ("Shareholders' Agreement") dated December 22, 1994 among
         WPG Corporate Development Associates IV, L.P., WPG Corporate Development Associates
         IV (Overseas), Ltd., Weiss, Peck & Greer, as Trustee of Craig S. Whiting IRA, Peter
         Pfister, Weiss, Peck & Greer, as Trustee of Nora E. Kerppola IRA Westpool Investment
         Trust, PLC, Glenbrook Partners, L. P., Steve Geller, Neil Saul, Marvin Smollar and
         Champ Enterprises Limited Partnership.(17)
10.49    Amendment No. 2 to Shareholders Agreement dated as of June 29, 1995 among WPG
         Corporate Development Associates IV, L.P., WPG Corporate Development Associates IV
         (Overseas), Ltd., as the exempt transferee of WPG Corporate Development Associates
         IV (Overseas), Ltd., certain persons identified on Schedule I of Amendment No. 2 to the Shareholders' Agreement, Steven E. Geller ("Geller"), Neil B. Saul ("Saul") and
         The Autumn Glory Trust, a Cook Islands Registered International Trust ("Trust") as
         the permitted transferee of Champ Enterprises Limited Partnership.(4)
10.50    Registration Rights Agreement ("Registration Rights Agreement") dated as of December
         22, 1994 by and between Empire of Carolina, Inc., WPG Corporate Development
         Associates IV, L.P. WPG Corporate Development Associates IV (Overseas), Ltd., Weiss
         Peck & Greer, as Trustee under Craig Whiting IRA, Peter B. Pfister, Weiss, Peck &
         Greer, as Trustee under Nora Kerppola IRA, Westpool Investment Trust PLC and
         Glenbrook Partners, L. P.(17)
10.51    Amendment No. 1 to Registration Rights Agreement.(4)

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
10.52    Settlement and Termination Agreement with Neil Saul.(18)
10.53    Extension to Financing Agreement, dated February 12, 1996 between Empire and
         Wachovia.(18)
10.54    Loan and Security Agreement between LaSalle National Bank and BT Commercial
         Corporation to Empire Industries, Inc., with exhibits and security instruments.
21       Subsidiaries of the Company
23.1     Consent of Deloitte & Touche LLP
23.2+    Consent of Coopers & Lybrand LLP
23.3+    Consent of Wong Brothers & Co.
23.4     Consent of Schwartz & Freeman (to be included in Exhibit 5.1)
24.1+    Powers of Attorney (included on signature page)


- ------------------------------
  *  To be filed by amendment

  +  Previously filed

 (1) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 2-73208), dated July 13, 1981 and incorporated by reference herein.

 (2) Previously filed as an exhibit to Clabir's Current Report on Form 8-K, dated December 23, 1988 (File No. 1-7769) and incorporated by reference herein.

 (3) Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 33-32186), dated November 17, 1989 and incorporated by reference herein.

 (4) Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated July 21, 1995, and incorporated by reference herein.

 (5) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated October 6, 1992 and incorporated by reference herein.

 (6) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

 (7) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated February 1, 1993 and incorporated by reference herein.

 (8) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 and incorporated by reference herein.

 (9) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated by reference herein.

(10) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated by reference herein.

(11) Previously filed as an exhibit to the Company's Current Report on Form 8-K for September 30, 1994 and incorporated by reference herein.

(12) Previously filed as an exhibit to the Company's Current Report on Form 8-K for December 22, 1994 and incorporated by reference herein.

(13) Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the WPG Group, dated December 23, 1994 and incorporated by reference herein.

(14) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated by reference herein.

(15) Previously filed as an exhibit to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

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

(16) Previously filed as an exhibit to the Company's Current Report on Form 8-K for May 19, 1995 and hereby incorporated by reference herein.

(17) Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by WPG Corporate Development Associates IV, L.P., WPG Private Equity Partners,
     L. P., WPG Corporate Development Associates IV (Overseas), L.P., WPG Private Equity Partners (Overseas), L.P., Steven Hutchinson, Wesley Lang, Peter Pfister, Craig Whiting, Nora Kerppola, Glenbrook Partners, L.P., Prim Ventures, Inc., Westpool Investment Trust PLC and Weiss, Peck & Greer with the Securities and Exchange Commission on December 23, 1994.

(18) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference herein

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